Exhibit 99.1

Imperial Tobacco Group PLC Annual Report and Accounts 2007

Business Overview

A well balanced business

Imperial Tobacco is the world’s fourth largest international tobacco company, which manufactures, markets and sells a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes.

Our Group performance

Adjusted Earnings Per Share (pence)	Dividend Per Share (pence)	Adjusted Profit from Operations (million)
136.7p	69.5p	£1,475m
+12% on 2006	+12% on 2006	+9% on 2006

Overview	Highlights	Contribution to Group

United Kingdom

In the UK we continue to build on our market leadership position in cigarettes, fine cut tobacco and rolling papers.

The UK is a mature market which has experienced moderate market declines in recent years.

	> Overall cigarette market share up at 46.4 per cent > Lambert & Butler, UK’s best selling cigarette brand up at 16.6 per cent > UK’s number two brand, Richmond, up at 15.7 per cent	Net revenue £876m (2006: £835m) Adjusted profit from operations £564m (2006: £506m)

Germany

We are growing our cigarette share in Germany and have a leading position in fine cut tobacco. Market dynamics in Germany have been driven by consumer migration from the discontinued make your own Singles product.

	> Our cigarette market share grew to 21.3 per cent > JPS market share up at 6.4 per cent > Davidoff in the premium sector remained broadly stable at 1.0 per cent of the cigarette market	Net revenue £524m (2006: £575m) Adjusted profit from operations £238m (2006: £270m)

Rest of Western Europe
We continue to build on our position in this region which comprises a number of highly competitive mature markets that are becoming more regulated.

>   Our cigarette market share increased in a number of countries

>   Davidoff and West have grown volumes reinforcing their strong regional positions

>   In fine cut tobacco, the initiatives we have undertaken have started to deliver some market share improvements

Net revenue £635m (2006: £637m) Adjusted profit from operations £326m (2006: £324m)

United States

We made a significant move into the US tobacco market with the acquisition of Commonwealth Brands in April 2007. We believe we are well positioned to develop our business in the US with our versatile, multi-product portfolio and an enhanced platform front which to launch our brands and products.

>   Returns on investment in the first six months exceeded our weighted average cost of capital

>   Our cigarette market share was 3.7 per cent of the total cigarette market and 13.4 per cent of the discount sector

>   Existing rolling papers and tubes volumes up by 13 per cent and 8 per cent respectively

Net revenue £117m (2006: £14m) Adjusted profit from operations £52m (2006: £4m)

Rest of the World
There are considerable opportunities to expand our business and grow our brands and profits in our Rest of the World region. This region is a key area of future investment for the Group.

>   The Rest of the World region is diverse with over 100 countries, with different dynamics, opportunities and challenges

>   We have grown our cigarette volumes, and delivered market share improvements in many markets in the region

Net revenue £1,128m (2006: £1,101m) Adjusted profit from operations £295m (2006: £252m)

We are delivering sustainable shareholder value through…

Contents

2	Financial Highlights
3	Chairman’s Statement

Directors’ Report: Business Review
6	Chief Executive’s Strategic Review
7	Proposed Acquisition of Altadis
8	World Tobacco Market Context
9	Understanding Our Operating Environment
11	A Strategy that Delivers Globally
12	Principal Risks and Uncertainties
13	Measuring Our Performance
14	Financial Review
16	Operating Review
18	United Kingdom
19	Germany
22	Rest of Western Europe
23	United States
24	Rest of the World
25	Manufacturing
28	Corporate Responsibility

Directors’ Report: Governance
32	Board of Directors and Chief Executive’s Committee
34	Report of the Directors
37	Corporate Governance Report
48	Directors’ Remuneration Report

Financial Statements
67	Independent Auditors’ Report to the Members of Imperial Tobacco Group PLC
68	Consolidated Income Statement
69	Consolidated Balance Sheet
70	Consolidated Statement of Recognised Income and Expense Consolidated Cash Flow Statement
71	Accounting Policies
76	Critical Accounting Estimates and Judgements
78	Notes to the Financial Statements
111	Independent Auditors’ Report to the Members of Imperial Tobacco Group PLC
112	Imperial Tobacco Group PLC Balance Sheet
113	Notes to the Imperial Tobacco Group PLC Balance Sheet

Supplementary Information
115	Shareholder Information
117	Principal Subsidiaries
119	Index
120	Glossary

Information key

Cross reference within report for more information

For more information visit www.imperial-tobacco.com

The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Company and the Group as a whole. By their nature, these statements involve uncertainties since future events and circumstances can cause actual results to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. Nothing in this Annual Report should be construed as a profit forecast.

www.imperial-tobacco.com

Financial Highlights

	2007	% change	2006
Cigarette volumes (bn cigarettes)	200.3	+7%	186.9
Fine cut tobacco volumes (tonnes)	24,450	– 4%	25,500

(In £’s million)	2007	% change	2006
Revenue	12,344	+6%	11,676
Net revenue	3,280	+4%	3,162
Profit from operations	1,418	+8%	1,311
Adjusted profit from operations	1,475	+9%	1,356
Profit before tax	1,237	+6%	1,168

(In pence)	2007	% change	2006
Basic earnings per share	134.3	+10%	122.2
Adjusted earnings per share	136.7	+12%	122.2
Diluted earnings per share	133.7	+10%	121.6
Dividend per share	69.5	+12%	62.0

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, as outlined in our accounting policy note, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the financial statements, adjusted and reported finance costs in note 5, adjusted and reported taxation in note 6, and adjusted and reported earnings per share in note 8. The adjusted measures in this report are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

Chairman’s Statement

Clear direction

In this, my first year as Chairman, I am delighted to be reporting another record set of results.

Iain Napier

Chairman

We remain committed to creating value for our shareholders and, as a result of our continued and consistent focus on this strategy, we have delivered another record operational and financial performance.

Earnings and Dividends

This year has been defined by growth, both acquisition-led and through organic developments in new and existing markets. We have continued our focus on costs and the effective management of the cash we generate. This successful combination has delivered an increase in adjusted earnings per share of 12 per cent to 136.7 pence. Basic earnings per share was 134.3 pence (2006: 122.2 pence).

The Board recommends a final dividend of 48.5 pence per share, bringing the total dividend for the year to 69.5 pence, up 12 per cent on 2006 (2006: 62.0 pence).(1)

A Year of Progress

Successful acquisitions have been a hallmark of Imperial Tobacco over the last decade. Since our listing on the London Stock Exchange, we have invested £6.2 billion in acquisitions, in accordance with our strategic and financial criteria. These have been efficiently and effectively integrated and delivered significant value for our shareholders.

The acquisition of Commonwealth Brands was completed in April 2007, offering us considerable opportunities to expand into this highly profitable market. In July, we announced a proposed cash offer for Altadis of €50 per share, and are delighted that our shareholders voted overwhelmingly in favour of the proposed acquisition at our EGM in August 2007. We expect the transaction to complete in January 2008.

Our geographic profile includes regions offering important opportunities for long term sustainable growth combined with core market strengths. We are focused on expanding our current geographic profile to deliver further profitable volume growth, with expansion during the year in the Americas, Eastern Europe, Africa and Asia.

We have grown cigarette market shares within every region and this performance is complemented by our world leadership in fine cut tobacco, rolling papers and tubes.

We have continued to focus on cost control throughout every aspect of our business, with further cost savings achieved in our manufacturing base. We have effectively used our cash by investing appropriately in acquisitions, in market developments particularly in our Rest of the World and Rest of Western Europe regions and in our share buyback programme.

Corporate Governance

Shareholders, customers, suppliers, employees and society in general expect Imperial Tobacco to act responsibly and to high standards at all times. We are committed to maintaining high standards of Corporate Governance. We have in place a set of governance structures and practices designed to ensure that the Group is run responsibly in the best interests of its shareholders. Further information is available on pages 37 to 47 of this report.

(1)	If approved by shareholders the dividend will be paid on 15 February 2008 to those shareholders on the register at the close of business on 18 January 2008.

Derek Bonham

We were deeply saddened by the death of Derek Bonham, our former Chairman, in September 2007. Derek worked tirelessly as our Chairman, guiding Imperial Tobacco through its demerger from Hanson, its listing as an independent company and through its subsequent transformation into the world’s fourth largest international tobacco company.

Board Changes

We regularly review the composition of the Board to ensure it continues to provide the most effective leadership for the Group’s development as well as planned and orderly succession.

Reflecting our ongoing focus on the strategic and profitable development of the business, I was delighted to welcome Alison Cooper as Corporate Development Director in July 2007. To ensure the continued appropriate balance of the Board, Michael Herlihy and Mark Williamson were appointed as Non-Executive Directors, also in July 2007.

We reluctantly accepted the resignation of Frank Rogerson as Corporate Affairs Director in July 2007 for personal and private reasons. David Cresswell, Manufacturing Director, will retire at the end of December 2007. I would like to express my sincere thanks to them both for their outstanding contribution to the success of the Company during their long service.

Colin Day resigned as a Non-Executive Director as a consequence of his overall business commitments in February 2007 and, as previously announced, Vice Chairman Anthony Alexander will retire from the Board at the Annual General Meeting in January 2008.

Finally I thank all our employees for their contribution to these strong results. My ambition is to continue to build on our excellent track record and keep Imperial Tobacco performing successfully. We have the people, the brands and the drive to succeed.

/s/ Iain Napier
Iain Napier
Chairman

Directors’ Report – Open and Transparent Reporting

Imperial Tobacco has always been committed to open and transparent reporting. In the Business Review (formerly known as the Operating and Financial Review) you will find a section identifying the Key Performance Indicators (KPIs) that the Board uses to measure progress against strategy and a section outlining the principal risks facing the Group. We have also integrated the key aspects of our Corporate Responsibility performance within our Business Review.

Directors’ Report

Business Review

Directors’ Report: Business Review
6	Chief Executive’s Strategic Review
7	Proposed Acquisition of Altadis
8	World Tobacco Market Context
9	Understanding Our Operating Environment
11	A Strategy that Delivers Globally
12	Principal Risks and Uncertainties
13	Measuring Our Performance
14	Financial Review
16	Operating Review
18	United Kingdom
19	Germany
22	Rest of Western Europe
23	United States
24	Rest of the World
25	Manufacturing
28	Corporate Responsibility

Chief Executive’s Strategic Review

A strategy for growth

It has been another record year for Imperial Tobacco with further growth in cigarette volumes, cigarette market share gains within all regions and excellent performances from our key brands.

Gareth Davis
Chief Executive

Performance Overview

Our cigarette volumes were up by 7 per cent with key growth areas including Central and Eastern Europe, Germany and Asia together with six months contribution from the Commonwealth Brands business.

Cigarette market shares increased in our core markets of the UK and Germany as well as in Western Europe, Central and Eastern Europe, Asia, Africa and the Middle East.

Our successful brand strategy has ensured continued positive developments for our key brands Davidoff, West and JPS, growing volumes by 5 per cent, 9 per cent and 18 per cent respectively. Since our acquisition of the Davidoff cigarette trademark in September 2006, we have launched Davidoff in several new markets and introduced a number of successful brand variants, all contributing to our volume and market share gains.

As well as developments in our existing markets, the acquisition of Commonwealth Brands has given us a firm foothold in the profitable US market. We are extremely pleased with its early performance, with returns on investment in the first six months exceeding our weighted average cost of capital. Our Master Settlement Agreement application is progressing and we expect to complete our application in a few weeks following constructive dialogue with the National Association of Attorneys General. We have finalised our plans for the development of our own brands and are in a position to begin their rollout once we have completed all aspects of becoming a participating manufacturer in the Master Settlement Agreement.

In our manufacturing operations, our productivity increased by 7 per cent demonstrating the excellent progress we continue to make with our ongoing business efficiency and simplification strategies.

Altadis

In regard to our proposed acquisition of Altadis, we received European Commission clearance in October 2007, subject to the enlarged Group divesting a small number of fine cut and pipe tobacco and cigar brands in certain European markets. As previously highlighted this will not materially affect the operational and financial performance of the enlarged Group. We expect approval of our offer by the CNMV, the Spanish regulator, soon and expect to complete the deal in January 2008. The rights issue, which is part financing the acquisition, will occur before18 July 2008.

Regulation

We have a long history of co-operation with authorities in the markets in which we operate and we remain committed to working constructively with governments and regulatory bodies worldwide. We believe that sound, reasonable and practicable regulation, developed in consultation with the tobacco industry, is the most effective approach.

Our Commitment to Corporate Responsibility

In recent years, we have built a strong framework in which we manage our Corporate Responsibility activities, ensuring that we live up to the high standards we set for ourselves and the high expectations our stakeholders have of us. Our success to date has been reflected in several performance improvements which will be reported in detail in our Corporate Responsibility Review published in December.

Proposed Acquisition of Altadis

Transaction Summary

On 18 July 2007, we made a proposed cash offer for the whole of Altadis at €50 per share. This gave an equity value of  €12.6 billion or £8.5 billion. When existing net debt and minorities are included, it represented an enterprise value of  €16.2 billion or £11.0 billion.

Altadis’ Board considers that this is an attractive offer and that, in the absence of a competing offer at a higher price being filed with the Spanish regulator, the Altadis Board will recommend it to their shareholders.

We see revenue benefits and substantial cost savings arising from the enlarged Group and expect to be able to generate annual operational efficiencies of approximately €300 million.

The proposed acquisition will initially be financed through new debt facilities and an equity bridge loan, which will be refinanced, in part, by a rights issue following completion of the deal. The rights issue will occur before 18 July 2008, and will be sized to ensure we issue the minimum amount of equity needed to maintain an investment grade credit rating, to which we remain committed.

Strategic Rationale

Altadis and Imperial Tobacco are a great strategic fit, a powerful combination which would strengthen our position as the world’s fourth largest international tobacco company.

The proposed acquisition meets our strict acquisition criteria, providing us with a significant enhancement to our operating platform and scale, with increased presence in profitable mature markets as well as improved opportunities in emerging markets. The enlarged Group will also have stronger and more diversified brand and product portfolios.

Combined with the revenue benefits and substantial cost savings we expect to achieve, we believe this is an excellent deal that will create significant value for shareholders.

Date	Event
18 July 2007	Imperial Tobacco made a proposed cash offer of €50 per share to acquire Altadis
13 August 2007	Extraordinary General Meeting: 99.82% of voting Imperial Tobacco shareholders were in favour of the proposed acquisition
August 2007	US Hart-Scott-Rodino antitrust clearance received
October 2007	European Commission merger clearance received
November 2007	Expected approval of the proposed offer by the CNMV (Spanish regulator)
January 2008	Expected completion of the proposed acquisition
Before 18 July 2008	Rights issue

For more information visit www.imperial-tobacco.com

Outlook

Looking ahead, we are focused on long term sustainable growth across the business and remain committed to our strategy of growing our operations organically and through acquisitions. We have a growing geographic base on which we seek to build our position, with our broad product and brand portfolio.

Our focus on cost and efficiency continues, as well as ensuring the most effective use of our free cash flow through value creating acquisitions such as Commonwealth Brands and the proposed acquisition of Altadis, coupled with the ongoing investment in our existing business.

I believe that the proposed acquisition of Altadis will be a great strategic fit that will strengthen our position as the world’s fourth largest international tobacco company, with revenue benefits and substantial cost savings arising from the enlarged Group.

In conclusion, I believe we are well placed to continue to deliver sustainable shareholder value.

/s/ Gareth Davis
Gareth Davis
Chief Executive

World tobacco market context

More than five trillion cigarettes are consumed each year, with the world’s largest cigarette market, China, accounting for over a third of total global consumption.

Industry Overview

The five largest international tobacco companies are Altria, British American Tobacco, Japan Tobacco (including recently acquired Gallaher), Imperial Tobacco and Altadis. Global market share of the five largest international tobacco companies, excluding China, are 28 per cent, 25 per cent, 16 per cent, 6 per cent and 3 per cent respectively.

Global market shares excluding China

Altria	28%
British American Tobacco	25%
Japan Tobacco	16%
Imperial Tobacco	6%
Altadis	3%
Other	22%

In mature markets, we expect smoking incidence to decline with percentages of smokers within total populations reducing. However, the number of adults in the world is set to grow and, as a result, we expect that overall annual global consumption will remain broadly unchanged at around five trillion cigarettes per annum in the medium term.

Tobacco regulation and legislation has increased in recent years, including restrictions on smoking in public places, advertising and promotional restrictions and pictorial health warnings.

Excise Duty

Increases in excise duty in many of the mature higher price markets such as the UK, are leading consumers to downtrade to cheaper brands. This trend is expected to continue. Conversely in emerging markets, premium brands are growing as consumers are increasingly trading up.

One of the biggest challenges facing the industry is illicit trade. International disparities in the rates of excise duty have created an environment that encourages the growth of smuggling, illegal cross-border trading and counterfeiting.

Industry Growth Opportunities

While the tobacco industry is mature, with global volumes broadly stable, we believe there are still many opportunities to grow profits.

While traditional communications channels are reducing through increased regulation, we expect the significant international cigarette brands to grow from their current position of around 30 per cent of total global volume, excluding China.

Recent industry consolidation such as Japan Tobacco’s acquisition of Gallaher and our proposed acquisition of Altadis, combined with investments in smaller scale bolt-on acquisitions and underlying organic growth, should increase opportunities for the international tobacco companies.

For more information visit www.imperial-tobacco.com

Understanding our operating environment

We have operated profitably in a highly regulated environment for many years.

Tobacco Regulation

Regulatory pressures on the industry have continued during 2007. Governments around the world are pursuing in varying degrees the further regulation of tobacco products, including restrictions affecting the manufacture, development, sale, distribution, marketing and advertising of tobacco products.

Developments in the areas of smoking in public places, the first global tobacco treaty, pictorial health warnings, excise duty and tobacco-related litigation are outlined below.

In addition, there have been other regulatory developments during the year including further restrictions on product display, new reporting formats for the increased disclosure of tobacco ingredients, and, debate in the EU and Australia on the testing and standards of lower ignition propensity cigarettes that are currently available throughout Canada and in several US states.

Alison Cooper

Corporate Development Director

“We have continued our long standing approach of constructive engagement with the authorities in the markets in which we operate.”

For more information visit www.imperial-tobacco.com

Smoking in Public Places

In a number of the markets and regions in which we operate the debate on the introduction of increased restrictions on smoking in public places and the work place has intensified.

Our View

We support sensible regulation but believe that bans on smoking in public places are disproportionate and unnecessary.

Our experience in markets where smoking restrictions or total bans are in place supports our view on the impact of this legislation. Smokers will continue to smoke, and while there may be an initial dip in cigarette consumption, this tends to diminish over time.

We believe that concerns about smoking in public places can be resolved through common sense and courtesy and by introducing practical solutions such as well-ventilated smoking and no-smoking areas into work places, restaurants and other public places.

2007 Update

On 30 January 2007, the EU Commission launched a Green Paper seeking views on the scope of measures to regulate public smoking. The Green Paper presents five policy options including exemptions for certain venues, for example restaurants and bars. In June 2007, the European Parliament released its own draft report on the Green Paper calling on the Commission to present a proposal by 2008 for a comprehensive ban in all enclosed work places, catering establishments, public buildings and transport within the EU.

The UK now has a comprehensive ban on smoking in public places and work places including bars, restaurants and private member clubs. Following the introduction of restrictions in Scotland in March 2006, Wales followed on 2 April 2007, Northern Ireland on 30 April 2007 and England on 1 July 2007.

The French Government published a decree in November 2006 banning smoking in public places from 1 February 2007, but giving bars, restaurants, nightclubs, hotels and tobacconists a derogation until 1 January 2008.

In Germany, the Government’s ban on smoking in all government buildings, whilst allowing for the provision of separate smoking areas, as well as a total ban on public transport, came into effect on 1 September 2007. Legislation for hospitality venues such as cafes, bars and restaurants continues to be debated at the Federal State level, with the implementation of further restrictions planned in the coming months.

In the Australian States of Victoria, New South Wales and the Australian Capital Territory further public smoking restrictions have come into effect.

Framework Convention on Tobacco Control

The World Health Organisation’s (WHO) Framework Convention on Tobacco Control (FCTC) took effect on 27 February 2005 and by the end of September 2007 had been ratified by 151 countries as well as the EU. The FCTC is the first global tobacco treaty that seeks to regulate tobacco products in a number of areas including advertising, labelling, product testing and the submission of ingredient information as well as product traceability. The FCTC also addresses tobacco taxation and calls for tightened legislation to combat the illicit trade in tobacco products.

Our View

We agree with many aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products. However, it is our belief that some of the FCTC provisions seek to go beyond reasonable objectives and impose a supranational regulatory regime covering a wide range of areas better addressed by national regulators, who are familiar with local conditions. Moreover, it gives the WHO authority to establish rules in areas outside its core competence – areas that fall under the jurisdiction of other bodies such as the World Trade Organisation or the International Standards Organisation.

2007 Update

The second Conference of Parties (all countries which have ratified the FCTC) took place in July 2007. During the meeting, the draft guideline on protection from Environmental Tobacco Smoke (Article 8) was unanimously adopted and it was decided that further work will be conducted on product regulation and illicit trade. New work agreed includes the development of guidelines in the following areas: advertising and sponsorship, packaging and labelling, smoking cessation, tobacco industry interference and education. The development work for a protocol that would focus solely on cross-border advertising has been suspended following the decision for a comprehensive guideline on advertising, sponsorship and promotion.

Pictorial Health Warnings

Pictorial health warnings are mandatory in a number of countries including Canada, Brazil, Australia, Thailand and Singapore. Other countries around the world are considering the use of pictorial health warnings.

Our View

We do not believe that pictorial health warnings are necessary. It is our view that such warnings are designed solely to shock and stigmatise smokers, and we disagree with their use. We believe that pictorial health warnings make no overall contribution to the public awareness of the risks associated with smoking, which are already well known. We believe that we are entitled to use our packaging to enable our consumers to distinguish our products from those of our competitors.

2007 Update

Belgium was the first EU Member State to adopt legislation requiring pictorial health warnings to be introduced for cigarettes. Following our challenge to the Belgian regulations, the Ministry of Health changed the regulations and now requires 14 pictorial health warnings, instead of the 42 originally proposed. Products bearing the new health warnings appeared on shelves from early 2007.

The UK Government has announced that from October 2008 pictorial health warnings will be required on all tobacco product packs. In New Zealand, a health warning and corresponding graphic must cover 30 per cent of the front and 90 per cent of the back of cigarette packs from February 2008. In Taiwan, pictorial health warning legislation is expected to take effect from January 2009. Other countries considering the use of pictorial health warnings include Latvia, Slovakia, Switzerland and the Republic of Ireland.

Excise Duty

Tobacco products are subject to excise duty which, in most markets in which we operate, represents a substantial percentage of the retail price. High taxes and international disparities in rates of excise duty charged on tobacco products have created an environment in which both illegal cross-border trading and counterfeiting have proliferated.

Our View

We remain totally opposed to illegal cross-border trading and counterfeiting of tobacco products. We are committed to working with government authorities and international organisations around the world to counter the illicit trade in tobacco products.

2007 Update

In general, levels of excise duty have been steadily increasing in recent years in a number of markets in which we operate and this trend continued in EU Member States in 2007. Nearly all the Member States that joined the EU in May 2004 and January 2007 have continued to implement excise duty increases as they move towards the minimum EU level.

In the European Union, the EU Tobacco Excise Tax Directive contains a provision for it to be evaluated every four years. As part of the current review a technical consultation document was published on 30 March 2007 seeking overall excise duty simplification and a narrowing of fine cut and cigarette excise duty. The European Commission is expected to issue a formal report, with firm proposals to amend the minimum levels of excise duty relating to tobacco, by the end of 2007. Discussions at Member State, European Parliament and European Council level are expected to follow in 2008. The new EU Tobacco Excise Tax Directive is then expected to be adopted in 2009, with implementation in the period 2010 – 2012.

We have continued to work with customs authorities in a number of countries around the world to counter the illicit trade in tobacco products. We have now signed formal Memoranda of Understanding (MoU) in a number of countries including the UK, Ireland, Turkey and China, with similar industry wide co-operation agreements in Australia and the Ukraine.

Tobacco-Related Litigation

We are not facing any active tobacco-related litigation in the UK.

In the Republic of Ireland, the number of tobacco-related claims has fallen from 307 in 1997, to 11. Ten of these claims are subject to dismissal motions. The other claim is inactive. The dismissal motion in respect of one claimant was heard by the Dublin High Court in November and December 2006. In April 2007, the court ruled that this claim should be dismissed. This decision has been appealed and the dismissal motions in respect of the nine other active claims have been stayed pending the appeal. No date has been set for the appeal hearing.

We are no longer facing any claims in Poland. In November 2006, we received a favourable judgment in a case brought against us by an individual. Also in November 2006, an appeal court upheld the dismissal in March 2006 of a separate individual case. Neither claimant has appealed these decisions and they are now out of time to do so.

Despite threats to do so, no proceedings have been commenced against us in the Netherlands.

Following our acquisition of Commonwealth Brands in April 2007, we are currently facing two claims brought by individuals in the United States of America, one of which has been dismissed but could still theoretically be appealed; the other is inactive and has been for some time. A third case against Commonwealth Brands was dismissed in June 2007 and cannot be appealed. This is consistent with the considerable improvements we have seen in the US litigation environment.

To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which damages are sought for alleged tobacco-related health effects. We will continue to vigorously contest all such litigation against us.

A strategy that delivers globally

Our strategy is to create sustainable shareholder value by growing both organically and through acquisitions.

Our Strategy and Key Performance Indicators

Our Strategic Objectives

We deliver our strategy by actively pursuing three primary objectives:

1  Sales Development

We are growing our business internationally through organic growth and acquisitions.

Strong Geographic Footprint

We have a strong international profile, with our products sold in over 130 countries.

We see opportunities, both organic and acquisition-led, to enhance and extend our existing operations in our Rest of Western Europe, United States and Rest of the World regions, with our strong positions in the UK and Germany continuing to be key contributors to our overall results.

Our historical roots are in the UK and we have held a significant position in Germany since our acquisition of Reemtsma. In both these markets, our strategic focus is the profitable development of our strong portfolio across all product groups.

We operate in Western Europe with important markets including the Netherlands, the Republic of Ireland, France, Belgium, Luxembourg, Spain, Portugal, Greece and Italy. In these countries we are focused on building our cigarette market shares, along with strengthening our position in fine cut tobacco and rolling papers.

Outside Western Europe we have strengths in sub-Saharan Africa, the Middle East, selected countries in Central and Eastern Europe, Asia and Australasia and in Duty Free. Our key markets within these regions include the Ivory Coast, Saudi Arabia, Poland, Russia, Ukraine, Taiwan and Australia. Our strategy continues to be focused on developing our international strategic and regional brands and expanding our presence in both existing and new markets. Our recent acquisition of Commonwealth Brands gives us an established platform from which to grow in the US market.

We continue to seek acquisitions which increase both our international scale and penetration of our targeted markets, particularly where those businesses have highly complementary geographic profiles and strong brand portfolios.

Broad Product and Brand Portfolio

Our broad product and brand portfolio includes international cigarette brands such as Davidoff and West and strong regional and local brands such as JPS, Lambert & Butler, Classic, Maxim, Excellence and Horizon. Complementing our cigarette portfolio is our world leadership in fine cut tobacco, rolling papers and tubes with brands such as Golden Virginia, Drum and Rizla. To ensure we continue to leverage and build brand equity, our brand strategy takes a portfolio approach responsive to individual market dynamics and price segmentation.

2  Cost Optimisation and Efficiency Improvements

Our continued focus on reducing costs and improving our efficiency supports our sales development. Our ongoing search for productivity improvements, through the effective use of our assets and by optimising our manufacturing capacity, is the primary driver of our manufacturing strategy. We seek continuous performance improvements and believe there is further potential for cost savings through our ongoing programme of standardisation and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.

This cost focus extends beyond manufacturing and, throughout Imperial Tobacco, our culture is focused on cost optimisation and shareholder value creation.

3  Effective Cash Management

Imperial Tobacco is a highly cash generative business. Our focus is on managing capital expenditure and working capital, tax and interest costs. Our strategy is to ensure that the cash we generate is used efficiently through acquisitions, organic investment and returning funds to our shareholders, adding to our value creation.

We have invested £6.2 billion in acquisitions since our listing on the London Stock Exchange in 1996 and have returned over £0.8 billion to shareholders through our share buyback programme. We are committed to continuing to expand our business through both acquisitions and organic investment opportunities. Our dividend policy is to increase dividends broadly in line with growth in adjusted earnings per share, with a payout ratio of around 50 per cent.

Principal risks and uncertainties

A detailed assessment of strategic risks is undertaken by management and is embedded into our corporate planning process.

Each area of the business is required to formally review their principal areas of risk and uncertainty so that major risks are reviewed at all levels across the Group. This is an ongoing process, ensuring there are clear and consistent procedures for monitoring, updating and implementing appropriate controls to manage the identified risks. The Board acknowledges responsibility for the Group’s systems of internal control. More detailed information on the Group’s approach to risk management is found in the Corporate Governance Report.

We are subject to the same general risks and uncertainties as any other business, for example, the political stability in the countries in which we operate and source our raw materials, the impact of natural disasters and changes in general economic conditions including currency and interest rate fluctuations, changes in taxation legislation and the impact of competition.

Outlined below is a description of the principal risks and uncertainties that are specific to, and may impact, our business. Not all these factors are within the Group’s control. There may be other risks and uncertainties which are unknown to the Group or which may not be material now but could turn out to be material in the future.

A more detailed description of the risks relating to us and to the proposed acquisition of Altadis is set out in Part III of our circular to shareholders dated 18 July 2007 and is available on our website, www.imperial-tobacco.com

Regulation

The tobacco industry is subject to substantial and increasing regulation. For many years the trend has been towards an increasingly restrictive regulatory environment. In many of the markets in which we operate, there are regulatory restrictions affecting the manufacture, development, sale, distribution, marketing and advertising of tobacco products. Increased regulation may increase our operating costs and may have an adverse effect on the demand for our products.

Excise Duty

Increasing excise duty on tobacco products is likely to reduce the demand for tobacco products. Tobacco products are subject to excise duty which, in many of the markets in which we operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years. Increasing levels of excise duty have, among other things, encouraged consumers in affected markets to switch from premium priced cigarettes to lower priced cigarettes and fine cut tobacco.

Substantial increases in excise duty and any significantly unfavourable change in the tax treatment of fine cut tobacco, if widely adopted, may have an adverse effect on the size of individual duty paid markets for our products.

Excise duty increases have also encouraged both legal and illegal cross-border trade from countries with lower levels of duty and the production of counterfeit tobacco products. Within such an environment there is a risk that we and/or our employees may be subject to investigation by customs or other authorities. Although we have implemented procedures to detect and control illegal trading of our products, such procedures can provide only reasonable and not absolute assurance of detecting non-compliance by managing rather than eliminating risk.

Further information regarding certain investigations initiated by the German authorities in January 2003 in relation to alleged foreign trading and related violations by a number of people, including former Reemtsma employees, during a period prior to our 2002 acquisition of Reemtsma, is included in the Corporate Governance Report.

Key Market Dependency

The continued organic growth of the business is underpinned by our key markets. Any material decline in the performance of these markets may impact our future profit development.

Competition Law

We have significant market positions in certain markets. As a result, we may be subject to enhanced regulatory scrutiny as to competition law in these markets, which could result in adverse regulatory action by relevant authorities, including the potential for monetary fines, and negative publicity.

Along with a number of other companies we supplied information to the UK Office of Fair Trading (OFT) in October 2003 and April 2005 in relation to an enquiry into the operations of the UK tobacco supply chain, but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s enquiry is continuing. In the event that the OFT ultimately decides that a company has infringed UK competition law, it may impose a fine.

Litigation

We may incur substantial costs in connection with health-related litigation. Various tobacco litigation claims are pending against the Group. To date, no tobacco litigation claim brought against Imperial Tobacco has been successful and/or resulted in the recovery of damages. However, if any individual claim were to be successful, it may result in a significant liability for damages, and may lead to

For more information visit www.imperial-tobacco.com

For more information see the Corporate Governance section of this Report further claims against us. Regardless of the outcome of pending litigation, the costs of defending such claims can be substantial and may not be fully recoverable.

Proposed Acquisition of Altadis

The proposed acquisition of Altadis is conditional on 80 per cent of Altadis shareholders accepting our offer and on Altadis shareholders resolving to amend Altadis bye-laws to remove certain restrictions on voting rights.

While we believe that we have a proven track record of integrating acquisitions, the success of the proposed acquisition will be dependent on our ability to integrate Altadis without disruption to our and its existing business. The integration of Altadis may involve particular challenges and will require management attention that would otherwise be devoted to running our business. We can offer no assurance that we will be able to realise the potential benefits of the proposed acquisition to the extent envisaged and within the timeframe contemplated. If we are unable to successfully integrate Altadis, this could have a negative impact on the revenue, profit and financial condition of the enlarged Imperial Tobacco Group.

The circular relating to the proposed acquisition of Altadis is available on our website, www.imperial-tobacco.com Part III of the circular outlines in detail the risk factors relating to the proposed acquisition.

Measuring our performance

Key Performance Indicators are the principal measures used by the Board to assess performance against our strategy.

Key Performance Indicators	2007 performance	Previous years

Adjusted Earnings Per Share	136.7p	2006: 122.2p
2005: 112.2p

Total Shareholder Return	30%	2006: 14%
2005: 40%

Adjusted Operating Margin	45.0%	2006: 42.9%
2005: 41.5%

Cash Conversion Rate	81%	2006: 98%
2005: 101%

Cigarette Market Share(1)	46.4%	2006: 45.5%
	UK	2005: 44.5%

	21.3%	2006: 20.7%
	Germany	2005: 19.4%

Volumes	200.3bn	2006: 186.9bn
	Cigarette	2005: 175.2bn

	24,450t	2006: 25,500t
	Fine Cut Tobacco	2005: 26,600t

Productivity	up by 7%(2)	2006: up by 6%(3)
2005: up by 15%

1. Imperial Tobacco estimates.

2. Excluding Commonwealth Brands

3. Excluding our Lahr factory in Germany, which was impacted by the cessation of Singles production. The factory was subsequently closed in March 2007

Our KPIs are defined in full in the Glossary

Financial Review

Financial strength

In 2007 we delivered another record financial performance.

Robert Dyrbus
Finance Director

Group Operating Performance

	2007	2006
	£m	£m
Net revenue	3,280	3,162
Adjusted profit from operations	1,475	1,356
Amortisation of acquired trademarks	(23)	—
Restructuring costs	—	(45)
Fair value movements on derivatives	(34)	—
Profit from operations	1,418	1,311
Adjusted operating margin	45.0%	42.9%

In 2007, revenue was £12,344 million compared to £11,676 million in 2006. Excluding duty and similar items, net revenue was £3,280 million (2006: £3,162 million).

Adjusted profit from operations was up 9 per cent to £1,475 million and Group adjusted operating margin rose to 45.0 per cent (2006: 42.9 per cent). Reported profit from operations grew 8 per cent to £1,418 million (2006: £1,311 million).

Good organic growth throughout the business with volume increases and pricing improvements have offset the cessation of Singles in Germany. Our overall results benefited from six months contribution from Commonwealth Brands following its acquisition in April.

Trademark Amortisation, Restructuring Costs and Derivative Financial Instruments

Reported profit from operations in 2007 included trademark amortisation costs of £23 million, principally related to trademarks acquired under the Commonwealth Brands acquisition, and £34 million fair value losses on derivative financial instruments on commercially effective hedges.

The 2006 restructuring costs of £45 million relate to the closures of our Lahr and Liverpool factories. There were no restructuring costs in 2007.

Net Finance Costs

Adjusted net finance costs increased to £237 million (2006: £188 million). This increase was due to higher average adjusted net debt of £4.3 billion (2006: £3.5 billion) and a marginally higher average all in cost of debt of 5.5 per cent (2006: 5.4 per cent) reflecting higher euro interest rates on our floating rate debt. Adjusted interest cover was 6.2 times (2006: 7.2 times). Reported net finance costs of £181 million (2006: £143 million) included retirement benefit net finance income of £54 million (2006: £46 million) and fair value gains on interest rate derivatives of £2 million (2006: loss of £1 million).

Profit Before Tax

Adjusted profit before tax was £1,238 million, up 6 per cent on 2006. Reported profit before tax increased to £1,237 million (2006: £1,168 million).

Taxation

The adjusted tax charge for the year was £310 million (2006: £310 million), representing an adjusted effective tax rate of 25.0 per cent (2006: 26.5 per cent). The reported tax charge was £325 million (2006: £310 million).

Earnings and Dividends

Adjusted earnings per share increased by 12 per cent to 136.7 pence (2006: 122.2 pence) and basic earnings per share increased by 10 per cent to 134.3 pence (2006: 122.2 pence). We have proposed a final dividend of 48.5 pence such that the total dividend for the year is 69.5 pence, an increase of 12 per cent. Following approval by shareholders, this dividend will be paid on 15 February 2008 to those shareholders on the register at close of business on 18 January 2008. Our policy remains to grow dividends broadly in line with adjusted earnings per share, with a payout ratio of around 50 per cent.

Net Debt and Cash

At 30 September 2007, our reported net debt had increased to £4.9 billion (2006: £3.9 billion). Eliminating the fair value of interest rate derivatives and accrued interest of £0.1 billion (2006: £0.1 billion), our adjusted net debt was £4.8 billion (2006: £3.8 billion). The increase in adjusted net debt was primarily due to the acquisition of Commonwealth Brands in April 2007.

During the year to 30 September 2007, we spent a further £105 million, including transaction costs, acquiring 5.7 million of our shares at an average market price of £18.31 per share. Prior to the suspension of our share buyback programme, at the time of our announcement of the Commonwealth Brands acquisition, we had spent a cumulative £862 million, including transaction costs, buying back 51.7 million shares representing 7.1 per cent of issued share capital.

Our cash conversion for year ended September 2007 was 81per cent (2006: 98 per cent).This is lower than our targeted rate of around 100 per cent due to a higher level of net capital expenditure, as well as a short term increase in working capital of £194 million as a result of stock building in certain Central European markets in advance of duty increases due in January 2008.

Regional Performance Analysis

	Net		Adjusted profit		Cigarette		Fine Cut
	revenue		from operations		volumes		Tobacco Volumes
	2007	2006	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	bn	bn	tonnes	tonnes
UK	876	835	564	506	22.9	23.4	2,200	2,100
Germany	524	575	238	270	20.4	19.9	4,700	6,300
Rest of Western Europe	635	637	326	324	19.6	20.1	14,900	15,100
United States	117	14	52	4	7.1	—	100	—
Rest of the World	1,128	1,101	295	252	130.3	123.5	2,550	2,000
Total	3,280	3,162	1,475	1,356	200.3	186.9	24,450	25,500

Detail on our regional performance can be found on pages18 to 25 of this report.

With effect from 1 October 2006, we have re-classified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group.  The results for 2006 have been re-stated accordingly. Similarly, the 2006 results of our US rolling papers and tubes business have been re-classified from ‘Rest of the World’ to ‘United States segment has been introduced following the acquisition of Commonwealth Brands.

Acquisitions

The acquisition of Commonwealth Brands was completed on 2 April 2007. In January 2007, we also acquired a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia.

Financing of the Proposed Acquisition of Altadis

The proposed acquisition of Altadis will be financed through new bank debt facilities and a rights issue.

At the time of launching our proposed offer in July, new bank facilities of £9.2 billion were put in place ready to refinance certain existing Imperial and Altadis bank facilities, as well as to provide the debt portion of the acquisition funding.

As the proceeds of the rights issue will not be available on completion of the deal and in order to satisfy the requirements for bank guarantees (avales) to be issued in respect of the total consideration payable, an equity bridge facility of £5.4 billion was put in place to cover the funding requirements until the rights issue process is complete.

The rights issue will occur before 18 July 2008 and will be sized to ensure that we issue the minimum amount of equity needed to maintain an investment grade credit rating, to which we are committed.

/s/ Robert Dyrbus
Robert Dyrbus
Finance Director

Operating Review

Strong brands

Our key global brands of Davidoff, West, Drum, Golden Virginia and Rizla are complemented by a strong portfolio of regional and local brands such as Lambert & Butler, Classic, JPS, Horizon, Maxim and Excellence.

Davidoff: Key Premium	Drum: Key International Strategic
International Cigarette Brand	Fine Cut Tobacco Brand

Davidoff is sold in over 100 countries	Drum is the second largest fine cut
worldwide and is particularly strong in	tobacco brand in the world, sold in
Taiwan, Greece and the Middle East.	over 45 markets worldwide.

JPS: Key Regional	Rizla: The World’s Best	Golden Virginia: Key International	West: Our Largest International
Cigarette Brand	Selling Rolling Paper	Fine Cut Tobacco Brand	Volume Brand

JPS is our key low-priced cigarette brand and is growing in a number of markets across Western Europe.	Rizla is available in over 120 markets worldwide and is the number one rolling paper brand in the UK, Belgium, Greece, France, Italy, Scandinavia and Africa.	Golden Virginia is the number one fine cut tobacco brand in the UK. It is sold in over 35 markets, predominately in Western Europe.	West has significant presence in Germany, Central and Eastern Europe.

United Kingdom

We continued to build on our market leading position in the UK and have delivered excellent financial results.

Performance Highlights

	2007		2006
Net revenue	£876	m	£835	m
Adjusted profit from operations	£564	m	£506	m
Imperial Tobacco cigarette volumes	22.9	bn	23.4	bn
Imperial Tobacco fine cut tobacco volumes	2,200	t	2,100	t

Market Overview

	2007		2006
Market size: cigarette(1)	47.9	bn	49.1	bn
Market size: fine cut tobacco(1)	3,500	t	3,250	t
Imperial Tobacco market share: cigarettes(1)	46.4%		45.5%
Imperial Tobacco market share: fine cut tobacco(1)	63.6%		65.3%

(1) Imperial Tobacco estimates.

Market Dynamics

We estimate that the total UK cigarette market was down 2 per cent to 47.9 billion, with strong growth in the value and economy sector continuing, now accounting for over 44 per cent of the total market. Following a buoyant first half, the cigarette market declined in the second half following the introduction of bans on smoking in public places and the poor weather. The fine cut tobacco market grew by 8 per cent to 3,500 tonnes (2006: 3,250 tonnes), with downtrading into and within the segment.

A ban on smoking in public places was introduced in England on 1 July 2007, following similar bans in Wales and Northern Ireland earlier in the year. As anticipated, and in line with our experiences in other markets with similar legislation, these have resulted in an initial decline in cigarette market volumes. Once the initial impact of public smoking bans has dissipated, we expect annual cigarette market declines of 3 to 4 per cent in line with the long term trend.

On 1 October 2007, the minimum age for the sale of tobacco products by retailers in England, Scotland and Wales was increased from 16 to 18.

Our Performance

In the UK, net revenue grew by 5 per cent, to £876 million, with adjusted profit from operations up by11per cent to £564 million. This strong financial performance reflects growth in our cigarette market share, cost savings and pricing improvements.

Our cigarette market share climbed to 46.4 per cent (2006: 45.5 per cent). The UK’s best selling cigarette brand. Lambert & Butler, was up to 16.6 per cent (2006: 16.2 per cent) and the UK’s number two brand, Richmond, was up at 15.7 per cent (2006: 15.5 per cent). Following the introduction of Windsor Blue last year, the brand continued to grow strongly in the economy sector capturing 2.6 per cent share of the total market.

In fine cut tobacco, our market share dipped to 63.6 per cent (2006: 65.3 per cent) but Golden Virginia continues to lead the market. We launched Gold Leaf in June 2007 in the value segment, and had grown to 1.6 per cent market share in September 2007. We are the UK market leader in rolling papers and, in August, we launched a new variant Rizla Smooth with positive results to date.

Outlook

The UK is an important profit centre for the Group. With our broad product and brand portfolio and the initiatives we have taken in the economy cigarette and the value fine cut tobacco sectors, we believe we are well placed to continue to build on our market leading position.

Germany

Our cigarette share grew in Germany, with JPS continuing its strong upward trend.

Performance Highlights

	2007		2006
Net revenue	£524	m	£575	m
Adjusted profit from operations	£238	m	£270	m
Imperial Tobacco cigarette volumes	20.4	bn	19.9	bn
Imperial Tobacco other tobacco products volumes (as cigarette equivalents)	8.0	bn	10.0	bn

Market Overview

	2007		2006
Market size: cigarette(1)	91	bn	92	bn
Market size: other tobacco products (as cigarette equivalents)(1)	36	bn	43	bn
Imperial Tobacco market share: cigarettes(1)	21.3%		20.7%
Imperial Tobacco market share: other tobacco products (as cigarette equivalents)(1)	19.1%		21.8%

(1) Imperial Tobacco estimates.

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006 have been restated accordingly.

Market Dynamics

The German market continued to be impacted by the cessation of the make your own Singles product, following the change in taxation status of the product in April 2006. This, combined with successive tobacco tax increases, has increased both legal and illegal cross-border flows into Germany.

We estimate that the overall tobacco market in 2007 was down 6 per cent to 127 billion cigarette equivalents (2006: 135 billion). The cigarette market fell slightly to 91 billion cigarettes (2006: 92 billion), with downtrading continuing, resulting in strong growth in the low price branded cigarette segment, now 19.1 per cent of the cigarette market compared to 11.4 per cent a year ago.

Other tobacco products were down 16 per cent to 36 billion cigarette equivalents (2006: 43 billion). In 2006, Singles accounted for 20 billion cigarette equivalents of the total other tobacco products sector. In line with our view at our interim results in May, we estimate that approximately 20 per cent of former Singles consumers have moved into duty paid cigarettes, 55 per cent into other tobacco products and 25 per cent into both legal and illegal cross-border flows.

The Federal Government’s ban on smoking in all federal government buildings, whilst allowing for the provision of separate smoking areas as well as a total ban on public transport, came into effect on 1 September 2007. Legislation for hospitality venues such as cafes, bars and restaurants and regional state government buildings continues to be debated at the Regional State level, with the implementation of further restrictions planned in the coming months.

Our Performance

In Germany, net revenue fell to £524million, with adjusted profit from operations down to £238 million. Our results benefited from continued growth in our cigarette market share and cost efficiencies, but were adversely affected by the cessation of the profitable Singles product and the decline in the total duty paid tobacco market.

Our cigarette market share grew to 21.3 per cent (2006: 20.7 per cent), with an excellent performance from JPS which increased its market share to 6.4 per cent (2006: 3.8 per cent). Along with other mid priced brands, West, the second largest cigarette brand in Germany, continued to be impacted by downtrading with its market share down to 7.2 per cent (2006: 8.2 per cent). Davidoff, in the premium sector, remained broadly stable at 1.0 per cent of the total cigarette market (2006: 1.1 per cent).

Our market share of other tobacco products was down to 19.1 per cent (2006: 21.8 per cent) impacted by the migration of former Singles consumers, and increased competition in this sector. Our make your own West and JPS Single Tobacco products and newly launched Route 66 make your own tobacco performed well and have captured a significant share of this growing segment.

Outlook

We are focused on continuing the positive developments in our cigarette market share. We believe we are well positioned to benefit from the downtrading environment, given our strength in value cigarettes and our broad product portfolio.

International expansion

Our success is built on the consistent and successful execution of our strategy. We have grown our business internationally both organically and through acquisitions in recent years.

The US Market

US is the world’s second largest cigarette market by volume after China, accounting for a significant percentage of the tobacco industry global profits.

Commonwealth Brands

On 2 April 2007 we acquired Commonwealth Brands, the fourth largest cigarette manufacturer in the US for US$1.9 billion.

US Key Brands

The two key brands are USA Gold and Sonoma, which hold 8.2 per cent and 4.8 per cent of the discount cigarette sector respectively.

skruf

•      Following our investment in Skruf in 2005, we have focused on developing our snus position.

•      We have grown our cigarette market share in Norway to 3.5 per cent following our 2006 acquisition of Gunnar Stenberg.

•      We have introduced a number of our own brands into Estonia, following our acquisition of Tremaco in January 2007.

Scandinavia

We have expanded our Central European footprint in recent years, with investments and acquisitions in Sweden, Norway and Estonia.

Davidoff

Following the acquisition of the worldwide Davidoff cigarette trademark in September 2006 we have accelerated the brand’s development and widened its geographic profile with brand launches in a number of new markets.

Rest of Western Europe

Our cigarette share grew in a number of markets in our Rest of Western Europe region, reflecting growth in Davidoff, West and JPS.

Performance Highlights

			2007		2006
Net revenue			£635	m	£637	m
Adjusted profit from operations			£326	m	£324	m
Imperial Tobacco cigarette volumes			19.6	bn	20.1	bn
Imperial Tobacco fine cut tobacco volumes			14,900	t	15,100t

Regional Overview

			2007		2006
Regional size: cigarette(1)			320	bn	320	bn
Regional size: fine cut tobacco(1)			31,200	t	30,450	t

Imperial Tobacco Market Shares(1)

	Cigarette		Fine Cut Tobacco
	2007	2006	2007		2006
Belgium	10.6%	10.2%	10.9%		10.4%
France	4.0%	3.6%	26.7%		28.0%
Greece	9.7%	8.4%	43.8%		45.2%
Ireland	26.4%	26.2%	65.6%		67.4%
Italy	1.3%	1.5%	49.0%		54.1%
Netherlands	10.6%	8.9%	51.1%		51.1%
Portugal	4.1%	3.4%	42.5%		57.7%
Spain	5.9%	6.4%	56.2%		58.8%

(1) Imperial Tobacco estimates.

Regional Dynamics

We estimate that the regional cigarette market was stable at 320 billion cigarettes with the annual regional fine cut tobacco market up to 31, 200 tonnes. The pricing environment is improving with increases in a number of markets, including Spain, the Netherlands and France.

The introduction of bans on smoking in public places continues to be debated at both the EU and Member State level, including further restrictions introduced in France on 1 February 2007. Pictorial health warnings appeared on cigarette packs in Belgium inearly 2007.

Our Performance

Net revenue was down slightly to £635 million, with adjusted profit from operations up slightly to £326 million. We have grown our cigarette shares and benefited from pricing improvements, but results were impacted by lower travel retail sales and euro exchange rates.

Cigarette Performance

Our cigarette market share was up to 10.6 per cent in the Netherlands with an excellent performance from JPS. Route 66 and newly launched JPS grew our market share in Belgium to 10.6 per cent. JPS delivered another good performance in France, where market share was up to 4.0 per cent. In Ireland, our market share improvement to 26.4 per cent was driven by John Player Blue. In Greece, Davidoff and West continued to grow strongly with our total market share continuing its upward trend to 9.7 per cent. In Spain our market share was impacted by lower travel retail sales and was down to 5.9 per cent, while in Portugal our market share climbed to 4.1 per cent, again with strong growth from JPS.

Fine Cut Tobacco Performance

In fine cut tobacco the market remains extremely competitive, although the portfolio extension and repositioning initiatives we have undertaken have started to deliver some market share improvements. Newly launched Bastos has grown our market share in Belgium to 10.9 per cent, while in the Netherlands, the largest fine cut tobacco market in the region, our overall market share was stable at 51.1 per cent with Zilver and Evergreen performing well. Despite growth in JPS, our market share was down in France to 26.7 per cent, due to increased competition from cigarette branded fine cut tobacco launches. In Italy, Peter Stuyvesant make your own was launched in April and has been successful, capturing 2.9 per cent of the fine cut tobacco market by September.

Outlook

The strength of our broad portfolio continues to offer us a number of growth opportunities. We are focused on further developing the positive momentum behind our growing cigarette shares. Although we expect the fine cut tobacco market will continue to be challenging, we will focus on ensuring the success of the initiatives we have taken with our fine cut tobacco portfolio.

United States

The acquisition of Commonwealth Brands in April 2007 has significantly increased our presence in this profitable market.

Performance Highlights

	2007		2006
Net revenue	£117	m	£14	m
Adjusted profit from operations	£52	m	£4	m
Imperial Tobacco cigarette volumes	7.1	bn	—
Imperial Tobacco fine cut tobacco volumes	100	t	—

Our 2007 results include six months contribution for Commonwealth Brands, which was acquired on 2 April 2007.

Market Overview

	2007		2006
Market size: cigarette(1)	367	bn	379	bn
Market size: fine cut tobacco(1)	10,000	t	9,100	t
Imperial Tobacco market share: cigarettes(1)	3.7%		—
Imperial Tobacco market share: fine cut tobacco(1)	1.0%		—

(1) Imperial Tobacco estimates.

Market Dynamics

The US is the world’s second largest cigarette market by volume after China, accounting for a significant percentage of the tobacco industry global profits. In 2007, we estimate that the overall cigarette market declined by 3 per cent to 367 billion cigarettes (2006: 379 billion), with the discount sector accounting for around 27 per cent of the total cigarette market.

The other tobacco products sector is dominated by smokeless tobacco products which account for approximately 60 per cent of the market. Cigars and cigarillos account for 30 per cent, with fine cut tobacco and pipe tobacco the remaining 10 per cent. We estimate that the fine cut tobacco market grew10 per cent to 10,000 tonnes (2006: 9,100 tonnes).

Legislation proposing an increase in federal excise tax on tobacco has been unsuccessful, but debate on this issue continues. A bill that would give the Food & Drug Administration authority to regulate tobacco products is also being debated. In recent times, we have seen considerable improvements in the litigation environment, reflecting the fact that the great majority of individual and class action claims have been decided in favor of the tobacco industry.

Our Performance

Including six months contribution for Commonwealth Brands, which was acquired on 2 April 2007, net revenue for the year was £117 million (2006: £14 million), with adjusted profit from operations £52 million (2006: £4 million).

Cigarette volumes were 7.1 billion, with our cigarette market share at 3.7 per cent of the total cigarette market and at 13.4 per cent in the discount sector. The Commonwealth brand portfolio is focused on the discount sector with USA Gold and Sonoma holding 8.2 per cent and 4.8 per cent of the discount cigarette sector respectively.

We have an existing strong presence in rolling papers and tubes, which grew volumes by 13 per cent and 8 per cent respectively in the year. In July 2007, we completed the purchase of the Bali Shag and McClintock fine cut tobacco brands from Peter Stokkebye. Prior to this, Commonwealth Brands was the exclusive distributor of these two brands, which have a combined market share of around 1 per cent of the fine cut tobacco market.

We continue to progress our own Master Settlement Agreement application and have had very constructive dialogue with the National Association of Attorneys General and representatives from several settling states. We expect to complete our application in a few weeks.

The integration of our existing rolling papers and tubes business with Commonwealth Brands has progressed well, with our New Jersey sales and marketing operations transferring to the Commonwealth Brands office in Bowling Green, Kentucky.

Outlook

We have finalised plans for the launch of our brands and are in a position to begin their roll out once we have completed all aspects of becoming a Participating Manufacturer in the Master Settlement Agreement.

We believe we are well positioned to develop our business in the US with our versatile, multi-product portfolio and an largest enhanced platform from which to launch our brands and products.

Rest of the World

The diversity of this region provides opportunities for us to continue to expand our business and grow our brands and profits.

Performance Highlights

	2007		2006
Net revenue	£1,128	m	£1,101	m
Adjusted profit from operations	£295	m	£252	m
Imperial Tobacco cigarette volumes	130.3	bn	123.5	bn
Imperial Tobacco fine cut tobacco volumes	2,550	t	2,000	t

With effect from 1 October 2006, we have re-classified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The result for 2006 have been re-stated accordingly. Similarly, the 2006 results of our US rolling papers and tubes business have been re-classified from ‘Rest of the World’ to ‘United States’ as the United States segment has been introduced following the acquisition of Commonwealth Brands.

Imperial Tobacco Cigarette Market Shares(1)

	2007	2006
Australia	17.5%	17.8%
Ivory Coast	83.3%	83.5%
Poland	16.9%	16.1%
Russia	5.5%	5.5%
Taiwan	11.7%	11.1%
Saudi Arabia	7.0%	5.1%
Ukraine	20.6%	19.0%

(1) Imperial Tobacco estimates.

Our Performance

Net revenue was up at £1,128 million, with adjusted profit from operations growing 17 per cent to £295 million despite foreign exchange losses. This profit performance reflects our growing cigarette volumes, further geographic expansion and share gains we have achieved in a number of markets in the region.

Asia

In Asia, we have a strong presence in Taiwan complemented by a growing presence in Laos and Vietnam, while in China we continue to develop our collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. In Taiwan, we grew our market share to 11.7 per cent, with a good performance from West adding to our Davidoff market share. We delivered 22 per cent volume growth in Laos and increased our market share in Vietnam to 10.6 per cent. In China, our volumes of West and Davidoff have grown with increased distribution in additional cities.

Australasia

In the highly regulated mature markets of Australia and New Zealand, we improved profitability with the benefit of price increases, despite the value segment of the cigarette sector becoming increasingly competitive. Our market shares were down in Australia to 17.5 per cent (2006: 17.8 per cent), and broadly stable in New Zealand at 17.5 per cent.

Central Europe

In Central Europe, important markets in this region include Poland, Hungary, Austria, Slovenia, Slovakia and the Czech Republic supported by our growing Scandinavian operations.

We have improved our regional profitability and increased our cigarette market shares in a number of markets including the Czech Republic and Poland. Brand highlights include Moon in the Czech Republic, Golden Gate in Hungary and Slovakia, JPS in Austria and West in Slovenia and Poland. The EU accession countries in this region have rising taxes as they work towards reaching EU minimum tax levels by the end of their derogation periods. In this environment, fine cut tobacco has grown, with our regional volumes doubling during the year.

In Scandinavia, we have made progress in developing our snus position growing our volumes by 46 per cent. Following our acquisition of Tremaco in Estonia in January 2007, we have introduced a number of our own brands, while in Norway we have grown our cigarette market share to 3.5 per cent with growth in Davidoff, Paramount and West.

Eastern Europe

In Eastern Europe, alongside our established positions in Ukraine and Russia we have growing operations in Turkey and the Caucasus. Regional cigarette volumes continued to grow strongly. In Russia while our market share was stable at 5.5 per cent, Davidoff improved its performance. In Ukraine, our volumes increased and our market share continued its upward trend to 20.6 per cent (2006: 19.0 per cent), with volume increases for major brands particularly Classic, West and Davidoff. In Turkey, our market share has grown to 2.5 per cent and our volumes have risen by 85 per cent, with strong growth in West, Klasik and

Davidoff. In the Caucasus, we delivered significant volume increases with good performances from West, Davidoff and R1.

Africa and the Middle East

We have an established presence in the sub-Saharan region of Africa and in the Middle East, where Davidoff is our leading brand. Our market shares grew in a number of markets across the region including Senegal with growth in Excellence, Madagascar with Good Look performing well, Burkina Faso with Mustang and the Ivory Coast with Fine.

In the Middle East region, Davidoff has again been driving growth with volumes up by 29 per cent and market share gains across the region including Saudi Arabia, Kuwait and UAE.

Americas and Duty Free

We are focused on building our presence into other markets in the Americas region. We launched Davidoff into Canada and West and Davidoff into Mexico.

In duty free, our cigarette volumes have remained stable and fine cut tobacco volumes have grown by 27 per cent. In particular, we have increased Davidoff’s presence in duty free following the introduction of new variants.

Outlook

With over 100 countries in our Rest of the World region it is a key area of future investment and potential growth for the Group. In the context of the challenges that the geographic diversity of this region brings, we believe there is considerable scope for continued market and brand development.

Manufacturing

We have a consistent approach across our 31 factories, enabling our simplification and standardisation strategy to deliver performance improvements, without compromising on quality.

We seek to deliver further cost savings across our manufacturing footprint, and this year delivered £33 million of savings from a variety of initiatives including ongoing business simplification and continued cost management.

Our Performance

We increased our productivity by 7 per cent, with higher cigarette volumes contributing to our improved performance. We also reduced our unit costs in both cigarette and fine cut tobacco, by 3 and 13 per cent respectively. In addition, we have further simplified our blends and ingredients in the year.

We aim to ensure that our manufacturing footprint is structured effectively, to ensure a fast response to changing market dynamics and consumer requirements. In order to meet growing demand in Eastern Europe, we have increased the capacity at both our Volgograd and Kiev factories with the installation of new and upgraded machinery. We have also added cigarette and other tobacco product machinery in Germany, in support of new product initiatives. The closures of our factories in Liverpool in the UK and Lahr in Germany were completed on schedule by the end of March 2007. In March 2007, we announced our plans to build a factory in Taiwan at a cost of £45 million which will aid the further development of our presence in Asia. We expect to generate annual cost savings of £20 million from 2010 as a result of a reduction in supply chain costs and other operational efficiencies, with the factory planned to be fully operational by the end of our 2008 financial year.

We gained further ISO14001 accreditation in the year with Madagascar and Burkina Faso bringing the total number of factories certified to 21or 68 percent of our manufacturing operations.

We constantly review potential standardisation opportunities and have delivered further operational efficiencies. Our progress has been reflected in the improvements in our manufacturing performance indicators.

Outlook

We are focused on the quality of our products and on the continuing success of our simplification and standardisation strategies, while ensuring we remain responsive and flexible to changes in market and regulatory conditions.

Cost efficiency

We are focused on the quality of our products and on the continuing success of our simplification and standardisation strategies, while ensuring we remain responsive and flexible to changes in market conditions.

Manufacturing Excellence

We have a consistent approach across our 31 factories enabling us to deliver performance improvements, without compromising on quality.

Increased Productivity

We increased our productivity by 7 per cent, with higher cigarette volumes contributing to our improved performance.

Continued Investment

Our investment in manufacturing has increased this year, with construction of our new factory in Taiwan underway and other initiatives in Russia, Ukraine and Germany.

A responsible approach

We believe we can benefit our shareholders, employees, suppliers, customers, consumers and the communities in which we operate by running our business responsibly.

Our Strategy

Our strategy is to embed the principles of Corporate Responsibility into our business processes and control systems. This enables high standards of corporate behaviour throughout our business and is demonstrated by our performance improvements.

Performance: Overview and Progress

In 2005, we set a number of performance objectives across four areas: corporate responsibility management, product stewardship, occupational health safety and environmental management and social performance which were to be met by 2007. We have met, or partially met, all of our objectives, with notable success in environmental management where we achieved all our objectives ahead of schedule. We believe that the systems we have in place to manage our corporate responsibility activities are appropriate. This will assist us in fulfiling our duty to promote the success of the company, as outlined in the Companies Act 2006.

Corporate Responsibility Management:

we have processes in place to manage our most significant Corporate Responsibility issues. We have implemented a non-financial reporting system which enables us to regularly review our activities and progress. None of the Corporate Responsibility issues we had previously identified as potentially material risks in our Corporate Responsibility Reviews had a material impact in the reported year.

Product Stewardship: we have implemented further standards for product stewardship and ingredient assessments. We have also made provisions to meet the regulatory requirements of the EU Registration, Evaluation, Authorisation and Restriction of Chemicals Regulation.

Environmental Management and Occupational Health and Safety: in 2006, our energy consumption was down by 13 per cent(1) (2005: down by 11 per cent)(1) and our carbon dioxide emissions were down by 21 per cent(1) (2005: down by 20 per cent)(1). We also made progress in reducing our waste output, our waste to landfill and our water consumption.

In the area of occupational health and safety our lost time accident rates remained stable during 2006. We operate in some difficult regions of the world and take our responsibilities regarding the personal security of our employees seriously. However, during the year regrettably there were four fatalities. A sales employee and two security guards were assaulted and murdered by armed militia in Africa in two separate incidents and a fatal accident occurred to a contractor at one of our UK factories, when he was crushed by his own vehicle.

Social Performance: we invested £1.7 million in community activities to respond to local community needs and to encourage employee activities in the communities in which we operate. We continued to develop our social responsibility in tobacco production programme involving our suppliers and generally, a good level of risk management is evident.

Further information on our performance objectives and our progress is published in our Corporate Responsibility Review in December.

Our Five Priorities for the Next Five Years

We have five key areas of focus for our Corporate Responsibility activities over the next five years.

These are:

Carbon Management	We are committed to further improvements in carbon management, through energy conservation, lower carbon technologies and carbon offsetting.

Portfolio Balance

We are committed to further improvements in how we manage our product portfolio to achieve an appropriate balance between product stewardship, regulatory demand and the needs and preferences of our consumers.

Supplier Standards	We will continue to work with our suppliers to improve their economic, social and environmental standards.

Local Accountability	We will aim for accountability, training and expertise to ensure a more effective local response to Corporate Responsibility issues.

Policy Evidence	We are aiming to increase transparency that our policies and standards are routinely and universally observed.

In addition, we will continue our activities in the areas of occupational health, safety and environment and community investment, as well as continuing to develop our management systems.

For more information visit www.imperial-tobacco.com/cr

Independent Verifier’s Statement on Corporate Responsibility

The information and performance data in our 2007 Corporate Responsibility Review has been verified by SGS United Kingdom Limited, to determine its accuracy and reliability and to give an opinion on our Corporate Responsibility performance reporting. This opinion can be found in their assurance statement in the Review. This year we have increased the scope and depth of the assurance in line with the Global Reporting Initiative G3 guidelines. SGS have evaluated our Corporate Responsibility Reporting against G3, and in their view, our disclosure is at level B+. The maximum achievable level is A+.

External Assessment

Our performance is reflected in our progress in the indices by which we benchmark ourselves against other leading companies.

Index	2001	2002		2003		2004		2005	2006	2007
SAM for DOW Jones	—	30	%*	39	%*	40	%*	66%	73%	73%
BITC – Corporate Responsibility	—	—		—		54	%*	86%	91%	—
BITC – Environment	49%	77%		79%		83%		90%	95%	—

* Informal, off-line participation scores.

•    In the assessment conducted by SAM Research for the Dow Jones Sustainability Index 2007, our overall score was again 73 per cent compared with a sector average of 44 per cent (66 per cent in 2005)

•    In the Business in the Community Corporate Responsibility Index, we improved our performance from 86 per cent in the previous year to 91 per cent and were awarded a ‘Gold’ ranking

•    In the Business in the Community Environment Index we also received a ‘Platinum’ ranking of 95 per cent for our performance

•    We were short-listed for the first Financial Times / Citi Private Bank Environmental Award ‘Meeting the Carbon Challenge’. We were selected amongst the top six international companies for the improvement we have made in carbon efficiency in Europe, Asia and Africa

•    We were also rated 70 per cent in the 2007 Carbon Disclosure Project Index compared to a food and beverage sector average of 63 per cent

Directors’ Report
Governance

Directors’ Report: Governance
32	Board of Directors and Chief Executive’s Committee
34	Report of the Directors
37	Corporate Governance Report
48	Directors’ Remuneration Report

The right team

1	2	3	4	5	6	7	8

Board of Directors

Name:	1. Iain Napier, FCMA
Title & Age	Chairman, 58

Appointment	Appointed Chairman in January 2007
Non-Executive Director from March 2000

Committee membership	Chairman of Nominations Committee and Member of the Remuneration Committee

Skills and experience

Iain was formerly main Board Director of Bass PLC, Chief Executive of Bass Leisure and then of Bass Brewers and Bass International Brewers. He was then Vice President UK and Ireland for Interbrew SA until August 2001. He was Chief Executive of Taylor Woodrow International Housing and Development from 2001 to 2005

External appointments	Currently Non-Executive Chairman and Director of McBride PLC, CollinsStewart PLC and Tomkins PLC

Name:	2. Gareth Davis, BA
Title & Age	Chief Executive, 57

Appointment	Appointed Chief Executive on demerger in1996

Committee membership	Chief Executive’s Committee

Skills and experience

Gareth led the successful Hanson demerger and subsequent listings on the London and New York Stock Exchanges. With 35 years experience across all aspects of the Company, he has played a key role in the development of general strategy and the Group’s ongoing expansion programme

External appointments	Non-Executive Director, Wolseley plc since 2003

Name:	3. Robert Dyrbus, BSC, FCA
Title & Age	Finance Director, 54

Appointment	Appointed Finance Director on demerger in1996

Committee membership	Chief Executive’s Committee

Skills and experience

Robert was Finance Director of Imperial Tobacco Limited from November 1989 and one of the three-man Hanson team involved in the strategic reorganisation of the Group. Since then he has played an integral part in shaping the strategic direction of the Group

External appointments	Currently no external Director appointments

Name:	4. Graham Blashill, BSC
Title & Age	Group Sales and Marketing Director, 60

Appointment	Appointed to the Board, October 2005

Committee membership	Chief Executive’s Committee

Skills and experience

Graham is responsible for global sales and marketing activities. With over 39 years’ experience with the Group he has held a number of senior sales and marketing positions, including Managing Director UK and Regional Director for Western Europe

External appointments	Currently no external Director appointments

Name:	5. Alison Cooper, BSC, ACA
Title & Age	Corporate Development Director, 41

Appointment	Appointed to the Board, July 2007

Committee membership	Chief Executive’s Committee

Skills and experience

Alison has responsibility for strategic planning and business development, as well as for Corporate Affairs. Alison joined the Group in 1999 and has held a number of senior roles including Director of Finance and Planning and Director of Rest of Western Europe. Previously she was with PricewaterhouseCoopers

External appointments	Currently no external Director appointments

Name:	6. David Cresswell, C ENG, MIEE
Title & Age	Manufacturing Director, 62

Appointment	Appointed to the Board, June 2003

Committee membership	Chief Executive’s Committee

Skills and experience

David has undertaken a number of senior management roles across the Group. An electrical engineer by background he has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions, namely cigarette, rolling papers and roll your own tobacco

External appointments	Currently no external Director appointments

Name:	7. Anthony Alexander, FCA
Title & Age	Vice Chairman, 69

Appointment	Appointed Vice Chairman on demerger in October 1996

Committee membership	Nominations Committee

Skills and experience

Anthony was appointed Vice Chairman on demerger with Hanson in 1996. Previously he was an Executive Director of Hanson PLC with responsibility for all UK operating companies while serving as Chief Operating Officer

External appointments	Currently no external Director appointments

Name:	8. Pierre Jungels, CBE (HON), C ENG, PHD
Title & Age	Senior Independent Non-Executive Director, 63

Appointment	Appointed Non-Executive Director, August 2002

Committee membership	Chairman of the Remuneration Committee and Member of the Nominations Committee and the Audit Committee

Skills and experience

Pierre has held numerous senior international positions within the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until retirement in November 2001

External appointments

Chairman of Oxford Catalyst Group PLC, Director of Baker Hughes Inc., Non-Executive Chairman of Offshore Hydrocarbon Mapping plc and Rockhopper Exploration PLC and a Non- Executive Director of Woodside Petroleum Ltd

9	10	11	12	13	14	15	16

Name:	9. Ken Burnett, MA, MBA, PHD
Title & Age	Non-Executive Director, 55

Appointment	Appointed Non Executive Director, April 2006

Committee membership	Nominations Committee

Skills and experience

Ken was President, Asia Pacific of Allied Domecq from 1996 until its acquisition by Pernod Ricard in 2005. Prior to joining Allied Domecq, he held senior management positions in the Asia Pacific region with Seagram, Interbrew and International Distillers & Vintners Ltd (now part of Diageo plc)

External appointments	Currently serves on the Board of ID Lanka Ltd

Name:	10. Michael Herlihy, MA (Oxon), Solicitor
Title & Age	Non-Executive Director, 54

Appointment	Appointed Non Executive Director, July 2007

Committee membership	Nominations Committee, Audit Committee and Remuneration Committee

Skills and experience

Michael was formerly Company Secretary, General Counsel and Head of Mergers and Acquisitions for ICI PLC with overall responsibility for corporate acquisitions and divestments and has extensive experience of both private and public market transactions

External appointments	Currently serves on the Board of Compass Partners International LLP

Name:	11. Charles Knott, FCMA
Title & Age	Non-Executive Director, 52

Appointment	Appointed Non-Executive Director, April 2006

Committee membership	Nominations Committee, Audit Committee and Remuneration Committee

Skills and experience

Charles was a Director of ICI plc from 2004 to 2007 Chairman and Chief Executive of Quest International, ICI’s flavours and fragrances business. Previously fulfilled a variety of international assignments as a long term executive at National Starch, a Unilever company until 1997

External appointments	Currently CEO of Flint Group

Name:	12. Susan Murray
Title & Age	Non-Executive Director, 50

Appointment	Appointed Non-Executive Director, December 2004

Committee membership	Nominations Committee, Audit Committee and Remuneration Committee

Skills and experience

Susan was a Board member at Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited. Prior to this she was worldwide President and Chief Executive of The Pierre Smirnoff Company, a part of Diageo plc

External appointments

Non-Executive Director of Enterprise Inns Plc, SSL International PLC,Wm Morrison Supermarkets plc and Compass Group PLC. Previously Non-Executive Director of Aberdeen Asset Management PLC. Also fellow of the Royal Society of Arts and council member of the Advertising Standards Authority

Name:	13. Mark Williamson, CA (SA)
Title & Age	Non-Executive Director, 49

Appointment	Appointed Non-Executive Director, July 2007

Committee membership	Chairman of Audit Committee; and Member of the Nominations Committee and Remuneration Committee

Skills and experience

Mark has considerable international financial and general management experience. He joined International Power in 2000 as Group Financial Controller and was appointed to the Board as Chief Financial Officer in 2003. Previously, he was Group Financial Controller and Group Chief Accountant at Simon Group, the engineering and bulk chemicals storage group

External appointments	Currently serves on the Board of International Power

Company Secretary

Name:	14. Matthew Phillips, LLB
Title & Age	Company Secretary, 37

Appointment	Appointed Company Secretary, October 2004

Committee membership	Chairman of the Disclosure Committee, Secretary to and Member of the Chief Executive’s Committee; Secretary to the Audit and Remuneration Committees

Skills and experience

Matthew joined Imperial Tobacco’s legal department in 2000 and was closely involved in negotiations for the acquisitions of Tobaccor and Reemtsma. Previously he worked for law firms Linklaters and Burges Salmon

External appointments	Currently no external Director appointments

Chief Executive’s Committee

Name:	15. Kathryn Turner
Title & Age	Group Human Resources Director, 52

Appointment	Appointed Group Human Resources Director in 2002

Committee membership	Chief Executive’s Committee

Skills and experience

Kathryn is responsible for all aspects of human resource management across the Group. She joined in 2002 from Somerfield PLC, where she was a member of the PLC Board. She has also held a number of senior operational consulting roles in change management in the FMCG sector

External appointments	Currently no external Director appointments

Name:	16. Gary Aldridge, MBA
Title & Age	Manufacturing Director Designate, 54

Appointment Committee membership	1 January 2008 Chief Executive’s Committee

Skills and experience

Gary will succeed David Cresswell as Manufacturing Director on 1 January 2008. Gary was Regional Operations Director Far East, Eastern Europe, Africa and Middle East. Previously, he was Director of Operations, Central and Eastern Europe. He held a number of senior manufacturing roles in RJ Reynolds International before joining Reemtsma in 2001

External appointments	Currently no external Director appointments

Report of the Directors

The Directors submit their report together with the audited consolidated financial statements of the Group and the accounts of the Company for the year to 30 September 2007.

Business Review

The Group remains focused on its core business: the manufacture, marketing and sale of tobacco and tobacco-related products.

A review of the Group’s activities and future developments is included in the Business Review section on pages 5 to 29. This review fulfils the requirements of the Business Review contained in section 234ZZB of the Companies Act 1985, including the financial performance during the year on pages 14 and 15, key performance indicators on page 13 and a description of the principal risks and uncertainties facing the Group on pages 12 and 13. The purpose of the Annual Report is to provide information to the members of the Company. The Company, its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Company and the Group as a whole. By their nature, these statements involve uncertainties since future events and circumstances can cause actual results to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. Nothing in this Annual Report should be construed as a profit forecast.

The principal operating subsidiaries within the Group are shown on pages 117 and 118.

Financial Results and Dividends

The profit attributable to equity holders of the Company for the financial year was £905 million as shown in the consolidated income statement set out on page 68. Note 1 to the financial statements gives an analysis of revenue, duty and similar items, profit from operations and net assets.

The Directors have declared dividends as follows:

(In £’s million)	2007	2006
Ordinary Shares
Interim paid, 21.0p per share (2006: 18.5p)	141	127
Proposed final, 48.5p per share (2006: 43.5p)	326	293
Total ordinary dividends, 69.5p (2006: 62.0p)	467	420

The final dividend, if approved, will be paid on 15 February 2008 to shareholders whose names are on the Register of Members at the close of business on 18 January 2008. The associated ex-dividend date is 16 January 2008. The interim dividend was paid on 10 August 2007 to shareholders on the register at the close of business on 13 July 2007.

Share Capital

Details of the Company’s share capital are shown in note 20 to the financial statements. To ensure the effective use of the cash the Group generates, at the Company’s Annual General Meeting (AGM) on 30 January 2007 shareholder authority for the buyback of up to 72,900,000 ordinary shares of 10 pence each was renewed. During the year the Company continued its share buyback programme purchasing 5,713,000 ordinary shares of 10 pence each in Imperial Tobacco Group PLC for a total cost of £105 million inclusive of transaction costs. These shares represent 0.78 per cent of issued share capital and have an aggregate nominal value of £571,300. In total 51,717,000 ordinary shares with an aggregate nominal value of £5,171,700 have been purchased, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds. The share buyback programme was suspended on 8 February 2007 following the agreement to purchase Commonwealth Brands.

At an Extraordinary General Meeting (EGM) on 13 August 2007, the Company’s authorised share capital was increased from £100,000,000 to £5,604,000,000 by the creation of an additional 55,040,000,000 ordinary shares of 10 pence each.

At 25 October 2007 the Company had been notified that the following persons had interests in 3 per cent or more of the Company’s issued share capital.

	Number of	Percentage of
	ordinary	issued
	shares millions	share capital
Amvescap plc	39	5.84
Morgan Stanley Investment Management Limited	38	5.63
Barclays PLC	36	5.29
Legal & General Investment Management Limited	34	5.03
Vanguard Windsor II Fund	28	4.09
Lloyds TSB Group plc	24	3.57
Franklin Resources, Inc	22	3.00

The Company has not received notification that any other person holds 3 per cent or more of the Company’s issued share capital.  The share interests of the Directors, their families and any connected persons are shown on page 54.

Board of Directors

Mrs A J Cooper joined the Board as Corporate Development Director on 1 July 2007. Messrs M H C Herlihy and M D Williamson also joined the Board on 1 July 2007 as Non-Executive Directors.

The Directors of the Company for the year to 30 September 2007 are shown on pages 32 and 33. Messrs G Davis and R Dyrbus and Ms S E Murray retire at the Annual General Meeting and being eligible, offer themselves for re-election. As part of the Board Evaluation Process the contributions to the Board of Messrs G Davis and R Dyrbus and Ms S E Murray were assessed and the Board confirms that they continue to be effective Directors. Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson, having been appointed during the year, retire at the Annual General Meeting and offer themselves for election.

Mr D C Bonham retired from the Board on 2 January 2007, Mr C R Day resigned from the Board with effect from 16 February 2007 and Dr F A Rogerson resigned from the Board with effect from 27 June 2007. Dr Rogerson remains an employee within the Group and his employment will terminate on 27 June 2008.

As previously announced, Mr D Cresswell and Mr A G L Alexander have confirmed to the Board that they intend to retire on 31 December 2007 and 29 January 2008 respectively.

Assuming the proposed acquisition of Altadis is completed, Imperial Tobacco intends to add appropriate representation from Altadis to the Board. This will include offering Mr A Vázquez, currently Altadis’ CEO, an executive position on the Board as CEO of the enlarged group’s cigar and logistics businesses. Mr J-D Comolli, currently Altadis’ Chairman, will also be invited to become non-executive Deputy Chairman and provide certain consultancy services. In addition, the Altadis board will be requested to submit one of its current non-executive directors so that he can be invited to join the Board as a Non-Executive Director (subject to the approval of the Nominations Committee).

The Company has entered into qualifying third party indemnity arrangements for the benefit of all its Directors in a form and scope which comply with the requirements of the Companies Act 1985.

Employees

The Group’s employment policies are designed to attract, retain, train and motivate the very best people, recognising that this can be achieved only through offering equal opportunities and fair consideration to applications for employment, career development and promotion regardless of gender, race, religion, age or disability. These policies also cover the continuation of employment and appropriate training for employees who become disabled during their period of employment.

To ensure employees can share in our success, the Group offers competitive pay and benefit packages and, wherever possible, links rewards to individual and team performance. Employees are encouraged to build a stake in the Company through ownership of Imperial Tobacco Group PLC shares. A further opportunity to join the Sharesave Plan was offered during the year and 38 per cent of eligible employees around the world now participate.

The Group is committed to providing an environment that encourages the continuous development of all its employees through skills enhancement and training programmes.

Using their own consultative and communication methods each of the Group’s businesses is encouraged to keep its employees informed on Group and individual business developments and to make its employees aware of the financial and economic factors affecting the performance of their employing company. To progress this aim further, employee representatives are briefed on pan- European issues through a European Employee Forum. The Group’s financial results and important initiatives are communicated through a number of mechanisms including company magazines, electronic updates, presentations, face-to-face briefings and the Group’s Intranet.

Information concerning employees and their remuneration is given in note 4 to the accounts and in the Directors’ Remuneration Report.

Charitable and Political Donations

During the year the Group made charitable donations of £2.0m of which £0.2m was in respect of the UK (2006: £1.0m, of which £0.7m was in respect of the UK), much of which was distributed through the Charities Aid Foundation in accordance with the Group’s charities policy.

No political donations were made to EU political parties or organisations (2006: nil).

Creditor Payment Policy

The Company’s current policy concerning the payment of the majority of its trade creditors is to follow the CBI’s Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the Company’s policy is to:

a) agree the terms of payment with those suppliers when agreeing the terms of each transaction;

b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and international subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The amount of trade creditors outstanding as at 30 September 2007 was equivalent to 30 days (2006: 30 days) of trade purchases.

Research and Development

The Group recognises the importance of investing in research and development, which brings innovative improvements to the Group, both in the products supplied to the consumer and in production and marketing techniques.

Auditors and Disclosure of Information to Auditors

Each of the Directors in office as of the date of approval of this Report confirms that:

•      so far as they are aware, there is no relevant audit information (that is, information needed by the Company’s Auditors in connection with preparing their report) of which the Company’s Auditors are unaware; and

•      they have each taken all the steps that he/she ought to have taken as a Director in order to make himself/herself aware of any relevant audit information and to establish that the Company’s Auditors are aware of that information.

A resolution to reappoint PricewaterhouseCoopers LLP as Auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

Full details of the Annual General Meeting to be held on 29 January 2008, together with explanations of the resolutions to be proposed at the meeting, appear in the notice of meeting enclosed with this Report.

By order of the Board

Matthew R Phillips
Company Secretary
31 October 2007

Corporate Governance Report.

The Board of Directors (the Board) remains committed to maintaining high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the Group and a fundamental part of discharging its stewardship responsibilities.

Applicable Corporate Governance Provisions and Compliance

Throughout the year under review and up to the date of approval of the Annual Report, the Group has complied with the governance rules and best practice provisions applying to UK listed companies as contained in section 1 of the Combined Code on Corporate Governance (the Code) which was introduced in 1998 and further revised during 2003, with the exception of Code provision A.3.2. This provision specifies that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. This non compliance, from 2 January 2007, resulted from the Board’s decision to retain Mr A G L Alexander on the Board to ensure continuity at senior Board level during the Chairman’s early tenure and the resignation of Mr C R Day as a consequence of his overall business commitments. As planned the Board regained compliance on 1 July 2007 following the appointment of two additional independent Non-Executive Directors, Messrs M H C Herlihy and M D Williamson. Full details relating to the structure of the Board are given on page 38. The Code was further revised in 2006 (the 2006 Code). As the Company has adopted the revised provisions of the 2006 Code early it was technically in breach of the 2003 Code provision B.2.1 as, since his appointment as Chairman, Mr I J G Napier has remained a member of the Remuneration Committee (as permitted under the 2006 Code).

As Imperial Tobacco Group PLC has securities registered with the US Securities and Exchange Commission (the SEC), the Group is also required to comply with the provisions of the Sarbanes-Oxley Act of 2002, including the requirements of section 404. The Group has, however, taken advantage of an exemption from implementing the requirements of section 404 of the Sarbanes-Oxley Act within Commonwealth Brands during its first year since acquisition.

The Board recognises that it is accountable to shareholders for the Group’s standard of governance and this Report, together with the Directors’ Remuneration Report, seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within the Group.

During the course of the financial year the Board and its Audit Committee have continued to keep under review the Group’s entire system of internal control, encompassing both financial and operational controls, as well as compliance and risk management. Based on these reviews the Board is satisfied that an appropriate internal control framework is in place across the Group.

Throughout the Group, formal procedures, including well established and embedded internal controls, have been and continue to be maintained. Such procedures, together with continued regular formal reporting to the Audit Committee, have ensured the maintenance of a strong procedural framework for the ongoing identification, evaluation and management of the significant areas of risk to achievement of the Group’s strategic objectives. Any weaknesses identified have a plan of remedial action, progress against which is regularly reported to the Audit Committee.

During the course of the year business reviews of the Group’s operations and reviews performed in conformance with section 404 of the Sarbanes-Oxley Act have been performed as part of the Group Compliance Function’s programme of activity. This has highlighted a small number of controls requiring minor remediation work which is currently being completed.

From reports to the Group Compliance Function by the business operations of any potential instances of fraud or accounting irregularity that may have occurred during the financial year, the Audit Committee concluded that neither individually nor collectively did they have a material impact on the results or performance of the Group for the financial year.

Update on Ongoing Enquiries

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by Imperial Tobacco Group. In the course of 2005, parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to the Imperial Tobacco Group. In 2006 and 2007, investigations against some of the other individuals were terminated for lack of evidence. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Charges relating to violations of the German foreign trade act have been brought against four other former Reemtsma employees in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if the former employees who have been charged are ultimately found to have committed offences. In those circumstances, the Imperial Tobacco Group would seek recovery of any losses under arrangements made on the acquisition of the business.

A Board Committee established in 2003 under the Chairmanship of Mr A G L Alexander remains in place to monitor the progress of the investigations and the Group’s responses on behalf of the Board. The German authorities’ investigations are based on alleged activities prior to the Group’s acquisition of Reemtsma and the Committee remains satisfied that, since the acquisition, the Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

As previously reported, information was supplied by Imperial Tobacco Group and a number of other companies to the UK Office of Fair Trading (the OFT) in October 2003 in relation to an OFT investigation into the operation of the UK tobacco supply chain. Further information was supplied in April 2005 but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s investigation is ongoing.

If the OFT were to decide that there are grounds for an infringement decision against the Imperial Tobacco Group, it would first issue a Statement of Objections setting out its preliminary findings and the evidential and legal basis for those findings. Imperial Tobacco would then have an opportunity to respond to these preliminary findings. If the OFT were subsequently to make an infringement finding, Imperial Tobacco Group would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal and ultimately, on a point of law to the Court of Appeal. The OFT has not as yet issued a Statement of Objections or announced an intention to do so and as such Imperial Tobacco Group is unable to predict the outcome of this investigation.

However, in the event that the OFT decides that a company has infringed UK competition law, it may impose a fine. The amount of the fine is calculated by reference to the turnover of the infringing company. The rules regarding the maximum amount of such a penalty changed on 1 May 2004. Before that date, the maximum amount of a fine was 10 per cent of a company’s UK turnover for up to three years. In the three years to 30 September 2003 Imperial Tobacco Group’s aggregate net UK turnover was £2,215 million. Under the revised rules, a fine may not exceed 10 per cent of a company’s worldwide turnover. However, the OFT’s guidelines state that where an infringement ended before 1 May 2004, the fine may not exceed the maximum penalty under the old rules. In either case, the applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which Imperial Tobacco Group has been advised would also exclude duty. In addition, if the OFT were to make an infringement finding, it could issue orders prohibiting that activity in the future, whilst the Company might face the prospect of damages actions from third parties.

Board and Board Committees

Board Structure

The Board of Directors, which met nine times during the year (with two of the meetings having a duration of two days), currently comprises a Non-Executive Chairman, six independent Non-Executive Directors, one Non-Executive Director not classified as independent for the purposes of the Code when determining the composition of the Board or its Committees, and five Executive Directors.

There is a clear separation of the roles of the Chairman, Mr I J G Napier, and the Chief Executive, Mr G Davis, to ensure an appropriate balance of power and authority. The Chairman is responsible for the leadership of the whole Board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the Group and implementing the strategy and policies which have been set by the Board.

Mr A G L Alexander is Vice Chairman and Dr P H Jungels is the recognised senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders.

Following the annual Board evaluation and consideration of all other relevant factors contained in the Code and the New York Stock Exchange (NYSE) Corporate Governance rules, the Board concluded at its meeting in September 2007 that all Non-Executive Directors continue to contribute effectively and constructively to Board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the Group in mind and that, taking account of these factors, together with the other relevant factors contained in the Code and the NYSE Corporate Governance rules, all eight Non-Executive Directors (including the Chairman) remain independent for the purposes of the NYSE Corporate Governance rules and all seven Non-Executive Directors (excluding the Chairman as required by the Code) remain independent for the purposes of the Code.

However, recognising the general external focus under the Code on directors who have served in excess of nine years the Company has not, since September 2006, classified Mr A G L Alexander (for the purposes of the Code) as an independent Director when determining the composition of the Board and its Committees. As announced previously, Mr A G L Alexander will remain on the Board until the Company’s 2008 Annual General Meeting. Mr A G L Alexander is not a member of any of the Board Committees other than the Nominations Committee.

The Board has satisfied itself that there is no compromise to the independence of those directors who have appointments on boards of companies outside the Group. Where necessary, the Board ensures appropriate processes are in place to manage any possible conflict of interest.

The Directors’ biographies, appearing on pages 32 and 33, demonstrate a detailed knowledge of the tobacco industry and the wider Fast Moving Consumer Goods sector, together with a range of business and financial experience which is vital to the management of an expanding international company. The biographies also include details of any other major directorships.

Board Changes

During the year the Nominations Committee again reviewed the composition and balance of the Board. This review took into account not only the overall balance of skills, knowledge and experience of Board members but also of the wider provisions of the Code and the results of the annual evaluation of the performance of the Board, its Committees and individual Directors.

Following this review the Nominations Committee produced two role profiles for an external search consultancy to identify suitable non-executive director candidates with relevant strong financial and regulatory / legal backgrounds. Subsequently Messrs M D Williamson, currently the Chief Financial Officer of International Power PLC, and M H C Herlihy, formerly General Counsel of ICI PLC, joined the Board on 1 July 2007 as Non-Executive Directors, having been identified as meeting the relevant criteria. The Nominations Committee also identified Mrs A J Cooper as a suitable candidate to join the Board as it continues to focus on the strategic development of the business.

As announced last year, Mr I J G Napier succeeded Mr D C Bonham as Chairman on 2 January 2007. Prior to this appointment a role profile of the competences, experience and time commitment required by any potential candidate for the position of Chairman was produced by the Nominations Committee. It was determined by the Nominations Committee that Mr I J G Napier’s skills and experience so closely matched this profile that it was unlikely that a more suitable candidate would be found by conducting an external search or undertaking open advertising. During all discussions of the Chairman’s succession, the Nominations Committee was chaired by Mr A G L Alexander and once Mr I J G Napier had been identified as a potential candidate he was excluded from all such discussions.

The Board accepted Mr C R Day’s resignation, as a consequence of his overall business commitments, with effect from 16 February 2007 and that of Dr F A Rogerson, for personal and private reasons, with effect from 27 June 2007.

As previously announced, Messrs D Cresswell and A G L Alexander have confirmed to the Board that they intend to retire on 31 December 2007 and 29 January 2008 respectively.

Mr I J G Napier met with a number of key shareholders during the year. The opportunity also exists for major shareholders to meet with new and existing Directors. In addition, Directors made themselves available to meet shareholders after the formal business of the Annual General Meeting (AGM) and Extraordinary General Meeting (EGM) had been completed.

Structure of the Board and Board Committees

		Audit	Remuneration	Nominations
	Board	Committee	Committee	Committee
Executive Directors
G Davis	Member	—	—	—
R Dyrbus	Member	—	—	—
G L Blashill	Member	—	—	—
A J Cooper	Member	—	—	—
D Cresswell	Member	—	—	—
Non-Executive Directors
I J G Napier	Chairman	—	Member	Chairman
A G L Alexander	Vice Chairman	—	—	Member
K M Burnett	Member	—	—	Member
M H C Herlihy	Member	Member	Member	Member
P H Jungels – Senior Independent Director	Member	Member	Chairman	Member
C F Knott	Member	Member	Member	Member
S E Murray	Member	Member	Member	Member
M D Williamson	Member	Chairman	Member	Member

Performance Evaluation

During the year, in accordance with the Code and with the assistance of an external consultant, the Board formally reviewed and evaluated its own performance together with the performance of its Committees and individual Directors. The approach for these reviews was refreshed this year and they were conducted by way of detailed questionnaires, completed by the Directors, followed by one to one interviews between each Director and the external consultant. Feedback on individual Directors was discussed with the Chairman and this in turn was followed by private feedback meetings between the Chairman and each of the Directors. A report on the performance of the Board as a whole and of the Board Committees was made to the Board at its meetings in September and October 2007.

Dr P H Jungels, the senior independent Non-Executive Director, met with the Non-Executive Directors as a group, without the Chairman present, to consider the performance of the Chairman. After also taking account of the views of the Executive Directors and the results of the Chairman’s formal performance evaluation, Mr A G L Alexander held a private feedback meeting with the Chairman.

The Chairman held meetings exclusively with the Non-Executive Directors to consider, amongst other things, the performance of the Executive Directors in the discharge of their duties.

Following these reviews the Board and its Committees are satisfied that they are operating and performing effectively and that, notwithstanding the continued changes in Board membership, there remains a high degree of Board unity. No fundamental issues or training needs that require addressing were identified and the Board is also satisfied that each of the current Directors has sufficient time, knowledge and commitment to contribute effectively to the Board and its Committees. Accordingly, the Board recommends that Messrs G Davis and R Dyrbus, together with Ms S E Murray should stand for re-election and that Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson should stand for election at the 2008 AGM.

The key positive theme which emerged from this year’s evaluation was, notwithstanding the recent Board changes, the high level of cohesion between the Board members and the need to ensure the continuation of this cohesiveness in the future.

The key theme as identified in the 2006 evaluation was the need to ensure the Board continues to maintain an appropriate balance between strategic matters and those relating to governance and the wider industry, and these were addressed during the year with the appointment of Mrs A J Cooper as Corporate Development Director and an increased focus on strategic matters at formal Board meetings, including a two day Board meeting focused solely on strategy.

The Board plans to continue to conduct evaluations on an annual basis and may employ alternative formats and approaches in future years.

Board Operations

The Board is the principal decision making forum of the Group and manages overall control of the Group’s affairs by the schedule of matters reserved for its decision contained in the Group’s Corporate Manual. These include, inter-alia, responsibility for the Group’s commercial strategy, the approval of financial statements and corporate plans, the overall corporate governance framework, acquisitions and disposals, treasury, tax and risk management policies and appointment and removal of Directors and the Company Secretary.

The Company Secretary is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring Board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable in law for the proper stewardship of the Group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business, resources and standards of conduct are critically reviewed using their independent judgement and experience. This ensures that the Board acts in the best long term interests of all shareholders, takes account of the wider community of interests represented by employees, customers and suppliers, and that environmental, community, ethical and reputational issues are fully integrated into the Group’s risk assessment processes.

During the year matters considered by the Board included the proposed acquisition of Altadis, the acquisition of Commonwealth Brands Inc, the Board changes detailed above, review of the strategy and operating results of the business, approval of annual and medium term plans, and review of Group funding arrangements. Actual results of the Group were reviewed at each Board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensured that the Board was supplied with information on the progress of the business in a timely manner and that at Board Meetings the Directors were properly briefed on issues arising. All Board members receive reports from the chairmen of all Board Committees and receive copies of each Committee’s minutes.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each Committee are considered below, together with a record of each Director’s attendance at Board and Board Committee meetings during the year. As part of the Group’s policy of annual review, the terms of reference for each of these Committees were reviewed during the year and are published on the Imperial Tobacco Group website, www.imperial-tobacco.com. They are also available from the Company Secretary.

The Group has procedures in place to allow Directors to seek both independent professional advice, at the Group’s expense, and the advice and services of the Company Secretary in order to fulfil their duties. The Group maintains appropriate insurance cover in respect of Directors’ and Officers’ liabilities. The Company has entered into qualifying third party indemnity arrangements for the benefit of all its Directors in a form and scope which comply with the requirements of the Companies Act 1985.

Chief Executive’s Committee

Over the financial year, the Chief Executive’s Committee, comprising the Executive Directors, the Regional Director – Western Europe (who, following appointment as Corporate Development Director, attended as an Executive Director from 1 July 2007), the Group Human Resources Director and the Company Secretary, met ten times to ensure appropriate control and management of day-to-day business matters. Within the framework of the Chief Executive’s Committee, the Board delegates day-to-day and business control matters to the Chief Executive and the Chief Executive’s Committee, who are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business. They have full power to act, subject to the reserved powers and sanctioning limits laid down by the Board and the Group’s policy guidelines.

As previously announced Mr G Aldridge will join the Chief Executive’s Committee as Manufacturing Director with effect from 1 January 2008.

Between formal Board and Board Committee meetings, the Chairman and chairmen of the Board Committees communicate regularly with the Chief Executive and other members of the Chief Executive’s Committee.

Meetings of the Board, Board Committees and Shareholders

	Board	Audit Committee	Remuneration Committee	Nominations Committee	Annual General Meeting	Extraordinary General Meeting
Total number of meetings in 2007	9	4	5	3	1	1
Number of meetings attended in 2007

Executive Directors
Mr G Davis	9/9	—	—	—	1/1	1/1
Mr R Dyrbus	9/9	—	—	—	1/1	1/1
Mr G L Blashill	9/9	—	—	—	1/1	1/1
Mrs A J Cooper(1)	1/1	—	—	—	—	0/1
Mr D Cresswell	9/9	—	—	—	1/1	0/1
Dr F A Rogerson(2)	7/8	—	—	—	1/1	—

Non-Executive Directors
Mr I J G Napier	8/8	1/1	4/4	2/2	1/1	1/1
Mr D C Bonham(3)	2/2	—	—	1/1	—	—
Mr A G L Alexander	9/9	—	—	3/3	1/1	0/1
Dr K M Burnett	8/9	—	—	3/3	1/1	0/1
Mr C R Day(4)	1/3	1/2	—	0/1	0/1	—
Mr M H C Herlihy(1)	1/1	—	—	1/1	—	1/1
Dr P H Jungels	8/8	4/4	4/5	2/2	1/1	1/1
Mr C F Knott	9/9	4/4	5/5	3/3	1/1	0/1
Ms S E Murray	9/9	4/4	5/5	3/3	1/1	1/1
Mr M D Williamson(1)	1/1	—	—	1/1	—	0/1

(1)   Mrs A J Cooper, Mr M H C Herlihy and Mr M D Williamson were appointed to the Board on 1 July 2007.

(2)   Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

(3)   Mr D C Bonham retired from the Board on 2 January 2007.

(4)   Mr C R Day resigned from the Board on 16 February 2007.

The maximum number of meetings for each individual Director is the number which they were eligible to attend.
Following the retirement of Mr D C Bonham, Mr I J G Napier stepped down as Chairman of the Remuneration Committee but in accordance with the 2006 Code remains a member of the Committee.

Remuneration Committee

The membership and responsibilities of the Remuneration Committee are contained in the Directors’ Remuneration Report which appears on page 48 . The Committee’s terms of reference are published on the Imperial Tobacco Group website, www.imperialtobacco. com. The Remuneration Report, which has been approved by the Remuneration Committee and the Board and signed by the chairman of the Remuneration Committee, outlines remuneration strategy and policy, details the Committee’s activities over the financial year and contains full details of Directors’ emoluments.

The performance of the Committee was evaluated as part of the Board performance evaluation process described above.

Nominations Committee
Membership

The Nominations Committee comprises all the Non-Executive Directors and meets on an as required basis. During the year the Committee met three times.

The members of the Committee during the year were:

•      Mr I J G Napier (Chairman from 2 January 2007);

•      Mr A G L Alexander;

•      Mr D C Bonham (Chairman until retirement on 2 January 2007);

•      Dr K M Burnett;

•      Mr C R Day (resigned 16 February 2007);

•      Mr M H C Herlihy (appointed 1 July 2007);

•      Dr P H Jungels;

•      Mr C F Knott;

•      Ms S E Murray; and

•      Mr M D Williamson (appointed 1 July 2007).

•      Mr M R Phillips, the Company Secretary, acts as Secretary to the Committee.

Responsibilities

The Committee’s terms of reference are published on the Imperial Tobacco Group website, www.imperial-tobacco.com. The responsibilities of the Committee include the evaluation of the balance of skills, knowledge and experience on the Board, the development of role specifications, the formulation of succession plans and the making of recommendations to the Board with regard to the appointment of Directors.

In the financial year the Committee, after taking into account the Board evaluation and succession plans, produced role profiles for two new Non-Executive Directors and following the identification of suitable candidates made a number of recommendations to the Board resulting in the appointments as detailed in the Board Changes section above.

Any Directors appointed by the Board must submit themselves for election by shareholders at the AGM following their appointment. Thereafter all Directors, in accordance with the Code, are subject to re-election at least every three years. Furthermore, it is the Company’s practice that any Non-Executive Director, including the Chairman, having been in post for nine years or more is subject to annual re-election. The performance of each Director is considered before recommending such election or re-election.

The performance of the Committee was evaluated as part of the Board performance evaluation process described above.

Induction and Training

Detailed training and briefing are provided to all Directors on appointment to the Board, taking into account their individual qualifications and experience.

Following her appointment, arrangements have been made for Mrs A J Cooper to attend a programme at Henley Management College focusing on the roles and responsibilities of a listed PLC board director.

Messrs M H C Herlihy and M D Williamson’s induction programmes included meetings with the Group’s Auditors, external lawyers, meetings with key Group personnel and site visits. These meetings included briefings on relevant corporate responsibility and corporate affairs issues, legal matters, product stewardship, environmental management, social impact, scientific and regulatory affairs and commercial risk management.

Ongoing training is made available to all Directors to meet their individual needs. Regular briefings are also provided to Directors on relevant issues such as legislation and regulation changes and corporate governance developments. During the year the Group’s external lawyers briefed the Board on topical items of interest, including the implications of the Companies Act 2006.

Structured training on leadership is also made available to members of the Group’s senior management team via the Imperial Leadership Programme.

The Audit and Remuneration Committees also received briefings from PricewaterhouseCoopers and Hewitts Limited respectively to ensure they remain up to date with current regulations and developments.

Audit Committee
Membership

The Audit Committee, which has determined that all its members are independent Non-Executive Directors, met four times during the year and members’ attendance is set out in the table on page 41.

The members of the Committee during the year were:

•      Mr M D Williamson (chairman from 14 September 2007);

•      Mr C R Day (chairman until resigned from the Board 16 February 2007);

•      Mr M H C Herlihy (from 14 September 2007);

•      Dr P H Jungels;

•      Mr C F Knott (acting chairman 17 February 2007 to 13 September 2007);

•      Ms S E Murray; and

•      Mr I J G Napier (stepped down 2 January 2007 upon his appointment as Chairman of the Company).

Messrs M D Williamson and C F Knott are qualified accountants and, therefore, are appropriately qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the Code and section 407 of the Sarbanes-Oxley Act. The remaining members of the Committee supply a supporting mix of skills and backgrounds.

Following the resignation of Mr C R Day, Mr C F Knott acted as chairman of the Committee between 17 February 2007 and 13 September 2007.

Mr M R Phillips, the Company Secretary, acts as Secretary to the Committee.

Responsibilities

The Committee’s terms of reference cover the matters recommended by the Code and are published on the Imperial Tobacco Group website, www.imperial-tobacco.com. During the year and up to the date of approval of the Annual Report, the Committee worked with a structured agenda of matters focused to coincide with key events of the annual financial reporting cycle, together with standing items that the Committee is required to consider at each meeting. These responsibilities included, inter alia:

•      monitoring internal control throughout the Group;

•      approving the Group’s accounting policies;

•      reviewing the interim and annual financial statements, together with the US filing on Form 20-F, prior to submission to the Board;

•      reviewing the scope of the external audit plan and the internal Group Compliance work plan;

•      consideration of any related party matters;

•      review of Auditor performance and independence;

•      consideration of and recommendations to the Board regarding the reappointment of the Auditors;

•      review of non-audit fees paid to the Auditors and other accountancy firms;

•      review of the Going Concern statement prior to consideration by the Board;

•      oversight and monitoring of the Group’s Public Interest Disclosure (Whistleblowing) Policy;

•      the financial integration of Commonwealth Brands Inc;

•      review of Group Compliance performance; and

•      review of risk management systems.

The performance of the Committee was evaluated as part of the Board performance evaluation process described above.

During the year the Head of Group Compliance provided the Committee with detailed reports to facilitate the regular monitoring and review of its activities and effectiveness including those in respect of the programmes of activity in place to enable the Group to meet the requirements of both the Code and section 404 of the Sarbanes-Oxley Act.

The Committee undertook its annual review of the scope and content of the risk assessment and compliance programme implemented by the Group Compliance Function and confirmed its approval. The Committee continually monitors and critically reviews the authority, effectiveness and level of resource allocated to the activity.

The Finance Director, the Group Financial Controller, the Head of Group Compliance, the Deputy Company Secretary and other financial management were invited to attend each meeting of the Committee. A standing item on each agenda allowed for the Head of Group Compliance to meet formally with the Committee, without any Executive Director or other manager being present, in line with the Code’s requirements.

In addition, the Group’s Auditors attended each meeting of the Committee during the year and, as a standing item on each agenda, met with the Committee members without the presence of any Executive Director or other manager, providing a direct line of communication between the Auditors and Non-Executive Directors.

Auditor Independence Policy

The Group regularly reviews its Auditor Independence Policy, which provides clear definitions of services that the external Auditors can and cannot provide such that their independence and objectivity are not impaired. The policy also establishes a formal authorisation process, including the tendering and pre-approval by the Audit Committee for allowable non-audit work that they may perform, establishes guidelines for the recruitment of employees or former employees of the external Auditors and for the recruitment of the Group’s employees by the external Auditors. This policy is published on the Group’s website, www.imperial-tobacco.com.

The Audit Committee also carried out bi-annual reviews of the remuneration received by the Auditors for audit services, audit related services and non-audit work with the aim of seeking to balance objectivity, value for money and compliance with this policy. The outcome of these reviews was not only that performance of the relevant non-audit work by the Auditors was the most cost-effective way of conducting the Group’s business but also that no conflict of interest existed between such audit and non-audit work. The fees for such non-audit work within the financial year were principally related to due diligence work associated with the acquisition of Commonwealth Brands Inc., acting as reporting accountant in connection with our offer for Altadis, tax advisory work and Sarbanes- Oxley section 404 compliance. In other situations, proposed assignments were subject to independent tendering with decisions taken on the basis of competence and cost-effectiveness.

Following a review during the year by the Audit Committee of the scope, efficiency and effectiveness of the audits performed by the Auditors it was agreed that the Group continues to receive an efficient, effective and independent audit service.

Internal Control

The Board acknowledges responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Audit Committee, on behalf of the Board, reviewed the effectiveness of the system in accordance with the guidance set out in the Code from information and regular reports provided by management, the internally independent Group Compliance Function and external Auditors. However, given the size and complexity of the Group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives by managing rather than eliminating risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board, either directly, or through the Audit Committee, regularly reviewed the effectiveness of the key procedures which have been established to provide internal control. It confirms that an ongoing process for identifying, evaluating and managing the Group’s significant risks operated throughout the year and up to the date of the approval of the Annual Report.

The Group has established control processes and procedures to ensure compliance with the best practice governance provisions as advocated by the Turnbull Guidance, and to comply with any relevant US governance and control provisions. The provisions of the Sarbanes-Oxley Act require US listed companies to adopt a generally accepted framework of control, advocating the “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as appropriate.

The Group considers its approach, methodology and actions in support of maintaining high standards of corporate governance satisfy the requirements of both the Turnbull guidance and COSO.

The following key features have operated to provide reassurance of both the reliability of information and the safeguarding of assets:

Risk Assessment:

•      The Group has clearly set out its strategic objectives as part of its medium term planning process. These objectives are incorporated as part of the annual planning cycle;

•      A detailed assessment of strategic risks was undertaken by the Executive Directors as part of the medium term planning and annual and monthly forecasting reporting cycles;

•      All areas of the business undertook risk-profiling exercises to formally review their principal areas of risk so that all major risks were reviewed at all levels across the Group. This formal system is based on the annual submission of risk assessment summaries from each of the business operations identifying their major areas of business risk, together with the controls embedded in the business processes to mitigate such risks. This review is ongoing throughout all business operations of the Group to ensure that there continue to be clear and consistent procedures for monitoring, updating and implementing appropriate controls to minimise the risk exposure so identified;

•      The Audit Committee has delegated responsibility for considering Group-wide operational, financial and compliance risks on a regular basis. The Group Compliance Function formally reported at each Audit Committee meeting the outcome of its ongoing activities, including its programme of reviews relating to Sarbanes-Oxley compliance and any more general business reviews. These reports have supported the Audit Committee and the Board in assessing the effectiveness of internal controls within the business operations. In this way, the Audit Committee satisfied itself that the Group’s exposure to major business risks is minimised such that the levels of retained risk are acceptable to the Group;

•      Notwithstanding that the Group has taken advantage of an exemption from implementing the requirements of section 404 of the Sarbanes-Oxley Act within Commonwealth Brands in the first year after acquisition, the Group is integrating Commonwealth Brands within its overall control framework; and

•      A summary of the principal risks facing the business is included on page 12.

Control Environment and Control Activities:

•      The Group is organised on a functional basis with manufacturing, sales and marketing and central support functions each having their own management and control structures which satisfy the Group’s controls, accounting policies and regulatory responsibilities;

•      The Board continually reviews the Group’s organisational structure to ensure that clearly defined lines of responsibility with appropriate delegation of authority and segregation of duties exist, with personnel of the necessary calibre in place to fulfil their roles. Such delegated authority ensures that decisions, significant either because of their value or impact on other parts of the Group, are taken at an appropriate level;

•      The Board has formally adopted, and annually reviews, the schedule of matters of a strategic, financial, operational or compliance nature, which are required to be brought to it for decision;

•      The Group has an established framework of policies and procedures laid down by the Board which personnel are expected to comply with. These cover key issues such as acceptable business practices, authorisation levels, segregation of duties, ethical compliance matters and legislation, physical and data security as well as regulatory, governance and health, safety and environmental issues. This framework of policies and procedures, which has been developed and issued, with consistent communication throughout the Group, is reviewed and updated on a periodic basis to ensure it continues to provide the requisite control guidance and remains pertinent to the Group’s business activities;

•      A formal policy and arrangements for dealing in confidence with issues of genuine and significant concern raised by employees or others relating to perceived malpractice, improper business practices, management impropriety or other similar matters, whether financial or non-financial (commonly referred to as “Whistleblowing” arrangements) operates throughout the Group;

•      The Group has an established and consistent methodology for ranking the level of risk from each of its business operations and identifying significant risk issues associated therewith. Appropriate strategies have been implemented to deal with each significant risk that has been identified, including not only internal controls but also other external measures such as insurance and dual sourcing of supplies;

•      There are well-defined procedures for appraisal, approval, control and review of capital and strategic expenditure including acquisitions;

•      The Group’s treasury function operates within a well defined policy designed to control the Group’s financing arrangements and to minimise its exposure to interest rate and foreign exchange risks through treasury instruments; and

•      The Board reviews annually the Group’s Treasury and Tax functions and Occupational, Health, Safety and Environmental matters.

Information and communication:

•      Each area of the business produced detailed financial plans, prior to the start of the financial year, which were reviewed for robustness and realism; and

•      A comprehensive system of controls, including regular periodic performance reviews for each area of the business, ensured that major variances against plan were promptly and thoroughly investigated. These reviews were conducted at a detailed level within each function and at a high level by the Chief Executive’s Committee.

The achievement of business objectives, both financial and non-financial, were assessed on a regular basis using a range of key performance indicators. These indicators are periodically reviewed to ensure that they remain relevant and reliable.

Monitoring:

•      A range of procedures is used to review the risk profile and monitor the effective application of internal controls across the Group. These included independent reviews by the Group Compliance Function, together with self-assessment of risks and relevant controls. Furthermore both the senior operational and financial managers of each business and function annually certify that effective systems of internal control, in accordance with the Group’s policies and covering all business activities (both financial and non-financial), have been maintained within their area of responsibility;

•      The Group Compliance Function’s responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems, focusing on those areas of greatest perceived risk to the Group;

•      Follow-up procedures ensure that there is an appropriate response to recommendations for any enhancement to risk controls as identified by the independent reviews of the Group Compliance Function; and

•      As a consequence of its US listing, the Group is required to comply with the provisions of the Sarbanes-Oxley Act. Testing of the 2007 year end controls is still ongoing at the date of approval of the Annual Report.

The Audit Committee confirms it has reviewed and reported to the Board on the system of internal control for the financial year ended 30 September 2007, and up to the date of approval of the Annual Report, in accordance with the requirements of the Code and Turnbull guidance. Through the procedural and reporting framework for monitoring business risks and controls, as set out above, and review of the Group’s financial statements, it is satisfied there is sufficient information to enable it to review the effectiveness of the Group’s system of internal control.

Disclosure Committee:

In line with recommendations issued by the US Securities and Exchange Commission and to meet corporate governance best practice in the UK, the Group has a Disclosure Committee comprising appropriate senior executives:

•      Company Secretary – chairman;

•      Head of Group Compliance – co-ordinator;

•      Senior Legal Counsel; and

•      Group Financial Controller.

The Deputy Company Secretary acts as secretary to the Committee.

The External Auditors, together with other senior management, are invited to attend or to submit matters for the attention of the Committee.

The Committee, in accordance with its terms of reference, considered the significance of relevant information identified after due enquiry by its members both prior to each meeting and on an ongoing basis. The Committee reported on its evaluation of such information to the Chief Executive, Finance Director and, as appropriate, the Audit Committee to assist them in their evaluation of material issues for the purposes of any disclosure that may be required.

The terms of reference of the Disclosure Committee were reviewed during the year.

Going Concern

The Directors are satisfied that the Group and Company has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Pension Fund

The Group’s main pension fund, the Imperial Tobacco Pension Fund, is not controlled by the Board but by Trustees consisting of five nominees from the Company; one member of which is chosen by employees and two by current and deferred pensioners. The Trustees look after the assets of the pension fund, which are held separately from those of the Group and are managed by independent fund managers. The pension fund assets can only be used in accordance with the fund’s Rules and for no other purpose.

Political Donations

As in the previous year, no political donations were made to EU political parties or organisations.

New York Stock Exchange Corporate Governance Requirements

As a listed non-US issuer, the Group is required to comply with some of the New York Stock Exchange’s (NYSE) listing standards relating to the corporate governance practices of listed companies, but is exempt from others.

There is an obligation to disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance in all material respects with the relevant NYSE listing standards.

The Board develops, recommends and adopts the corporate governance principles to be applied throughout the Group. In addition, the role of an internal audit department is incorporated within the general remit of the internally independent Group Compliance Function.

Communication with Shareholders

Communication with all shareholders is given a high priority and a number of methods are used to promote greater understanding and dialogue with investment audiences. The Chairman, Chief Executive and Finance Director, together with feedback from external advisers, ensured that the views expressed at meetings with major shareholders were communicated effectively to the Board as a whole such that any issues or concerns were fully understood.

The Group’s Annual Review, a summary financial statement, provides shareholders with the material information concerning Imperial Tobacco Group in a form more readily assimilated than the full Annual Report and Accounts. Should they wish, shareholders can also request the full Annual Report and Accounts and Form 20-F. At the half year an Interim Report was published. All of these documents are available online through the Imperial Tobacco Group’s website, www.imperial-tobacco.com, together with all announcements, investor presentations and share price information.

In relation to the proposed acquisition of Altadis a circular was sent to shareholders on 18 July 2007 and an Extraordinary General Meeting was held on 13 August 2007.

During the year shareholders were kept informed of the progress of the Group via trading statements and of significant developments through other announcements. These were also made available on other news services and on the Group’s website. There was regular dialogue with institutional shareholders and participation in sector conferences, which has been extended to ensure that major shareholders are given the opportunity to meet Non-Executive Directors on appointment and the senior independent Non-Executive Director will, if so requested, attend meetings with major investors.

The Group regularly liaises with its major shareholders and their representative bodies on significant issues. The Group also met with Corporate Governance representatives of investors when requested.

Currently all shareholders are offered the choice of receiving shareholder documentation, including the Annual Report, and submitting proxy votes either electronically or in paper format, including the ability to abstain if desired. The amendments to the Company’s Articles of Association, to be proposed at the AGM in 2008, will allow the Company to benefit from the wider provisions under the Companies Act 2006 relating to communicating electronically with shareholders and will allow the Company to use its website to communicate with shareholders to a greater extent than currently possible.

In addition, at the AGM in 2007 individual shareholders received presentations from the Chairman and Chief Executive on the Group’s performance and current business activities and were given the opportunity to question the Chairman and the chairmen of the Audit, Remuneration and Nominations Committees and other Directors. In accordance with the Group’s practice, the Annual Report and Accounts and Notice of the AGM were sent to shareholders more than 20 working days prior to the date of the meeting.

Separate resolutions are proposed on each discrete subject, with all resolutions put to a poll. The Company indicates the level of proxy votes lodged in respect of each resolution proposed during its AGMs, together with the number of votes for, against and withheld for each such resolution. In 2007, voting levels at the AGM represented 70 per cent of the Company’s issued share capital. After the conclusion of the meeting the final results are published through a Regulatory Information Service and on the Company’s website.

Statement of Directors’ Responsibilities

The directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the group and the parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the parent company financial statements and the Directors’ Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The group and parent company financial statements are required by law to give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period.

In preparing those financial statements, the directors are required to:-

•      select suitable accounting policies and then apply them consistently;

•      make judgements and estimates that are reasonable and prudent;

•      state that the group financial statements comply with IFRSs as adopted by the European Union, and with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•      prepare the group and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements and the Directors’ Remuneration Report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of Auditors’ Responsibilities

Imperial Tobacco Group PLC’s registered Auditors, PricewaterhouseCoopers LLP, are responsible for forming an independent opinion on the financial statements of the Group and on the financial statements of the Company as presented by the Directors, on other elements of the Annual Report and Accounts as required by legislation or regulation, and for reporting their opinion to members. Their report is set out on page 67.

Directors’ Remuneration Report

This Report has been prepared by the Remuneration Committee in accordance with schedule 7A to the Companies Act 1985 and to meet the relevant requirements of the Listing Rules of the UK Listing Authority. In particular, it describes how the Board has applied the principles of good governance relating to Directors’ remuneration set out in the Code.

The Companies Act 1985 requires the Auditors to report to the Company’s shareholders on the audited information within this Report and to state whether, in their opinion, those parts of the Report have been prepared in accordance with the Companies Act 1985. The Auditors’ opinion is set out on page 67 and those aspects of this Report which have been subject to audit have been clearly marked.

The Remuneration Committee, which met five times during the year and operates under clear written terms of reference (available on the Company’s website www.imperial-tobacco.com), confirms formally that throughout the year it has been in compliance with the governance rules and best practice provisions relating to remuneration as set out in section 1 of the Code.

Although the Company is required to report under the 2003 Code it has adopted the revised provisions of the 2006 Code early and, therefore, was technically in breach of the 2003 Code provision B.2.1 as, since his appointment as Chairman, Mr I J G Napier has remained a member of the Remuneration Committee (as permitted by the 2006 Code).

Remuneration Committee

Membership

The Remuneration Committee comprises five independent Non-Executive Directors together with the Chairman, Mr I J G Napier, who have no personal financial interest, other than as shareholders, in the matters to be decided.

The members of the Committee during the year were:

•      Dr P H Jungels (chairman with effect from 2 January 2007);

•      Mr M H C Herlihy (with effect from 14 September 2007);

•      Mr C F Knott;

•      Ms S E Murray;

•      Mr I J G Napier (who stepped down as chairman of the Committee on 2 January 2007 upon his appointment as Chairman of the Company); and

•      Mr M D Williamson (with effect from 14 September 2007).

Mr G Davis (Chief Executive) is, and prior to his retirement Mr D C Bonham (Board Chairman) was, invited to attend to respond to questions raised by the Committee. Mr M R Phillips (Company Secretary) also attends meetings as secretary to the Committee. They are, however, all specifically excluded from any matter concerning the details of their own remuneration.

Advisers to the Remuneration Committee

The Committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Hewitts Limited and Towers Perrin, both of whom are engaged by the Committee as required. Hewitts Limited also reviews the Group’s remuneration principles and practices against corporate governance best practice. Neither provides any other services for the Group.

Executive remuneration data provided by Towers Perrin and Boardex have also been used to assist in benchmarking processes ensuring the consistent application of the executive remuneration policy.

Mrs K A Turner (Group Human Resources Director) and Mr D P Cuthbert (Group Compensation and Benefits Manager) also provide internal support and advice to the Committee.

Solicitors Allen & Overy LLP have been retained by the Company to provide legal advice in respect of the Group’s share plans and to provide services to the Committee as and when required. The firm also provides other legal services to the Group as a whole.

The Company has appointed Alithos Limited to undertake Total Shareholder Return (TSR) calculations and provide advice on all TSR related matters. Alithos Limited provides no other services for the Group.

PricewaterhouseCoopers LLP, the Group’s Auditors, certify Earnings Per Share (EPS) calculations used in the Group’s share plans prior to awards vesting.

Responsibilities

The Board is ultimately responsible for the framework and cost of executive remuneration but has delegated to the Remuneration Committee, within its terms of reference, responsibility for certain activities including the following:

•      determination of the remuneration levels and conditions of service for the Chairman, Executive Directors and members of the Chief Executive’s Committee;

•      oversight of the overall policy for senior management remuneration;

•      oversight of the Group’s employee share and cash-based incentive plans including approval of minor rule amendments, invitations and awards and the allocation or issue of shares or payments under any such plans; and

•      approval of the form and content of the Directors’ Remuneration Report, prior to submission to the shareholders at the AGM.

During the year the most significant issues addressed by the Committee were:

•      review of standard executive service contracts inter alia to reflect the new age discrimination legislation;

•      review of the executive bonus scheme;

•      approval of amendments to the UK and Irish Sharesave Plans;

•      annual review of the operation, performance conditions, vesting schedules, comparator groups and grant levels of awards under the Group’s share plans, to ensure that they remain appropriate in light of the Group’s current performance and prospects and aligned with the strategy and objectives of the Group;

•      determination of bonus performance criteria and review of performance against the selected criteria prior to bonus payment; and

•      remuneration and contractual implications related to the resignation of Dr F A Rogerson.

The Committee’s approach is fully consistent with the Group’s overall remuneration strategy and philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management reward with the Group’s strategic business goals.

Remuneration Strategy

Imperial Tobacco Group PLC operates in a highly competitive, international environment. For the Group to continue to compete successfully it is essential that the level of remuneration and benefits offered achieves the objectives of attracting, developing, retaining and motivating the necessary high quality pool of talented employees at all levels across the Group while ensuring that there is a clear link between reward and performance. The Group, therefore, sets out to provide competitive remuneration to all its employees, appropriate to the business environment in the countries in which it operates. The Remuneration Committee oversees the remuneration policy for all employees.

The Group’s remuneration arrangements not only align with the Group’s fundamental values of fairness, competitiveness and equity but also support the Group’s corporate strategy, a significant contributor to its competitive advantage. The Group continues to relocate employees internationally to facilitate their development, and thus enhance the Company’s pool of talent, and to achieve the optimum balance of experience within the Group. A cohesive reward structure across the Group is critical in ensuring that all employees can associate with, and strive for, the Group’s strategic goals. During the year this structure was consistently applied and communicated to ensure each element of the package is understood and the links to corporate performance recognised. To assist in this communication senior employees were issued with total reward statements.

The Group strives to align the interests of shareholders and employees at all levels by giving employees the opportunity and encourages them to build a shareholding in Imperial Tobacco Group PLC. Through a series of employee share plans the majority of employees of the Company and its subsidiaries have been offered participation in one or more equity-based plans, with in excess of 38 per cent of the eligible population participating in one or more of those plans.

Executive Remuneration Policy

The Remuneration Committee determines the remuneration package for Executive Directors and members of the Chief Executive’s Committee. The package is designed to attract and retain high quality executives, induce loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. Notwithstanding the Company’s continued outperformance of the FTSE 100 as shown in the graph on page 58 the executive remuneration policy continues to be set to provide base salary at around the median level of the comparator group, as set out below, while providing the Executive Directors and Chief Executive’s Committee members with the capacity to earn upper quartile total compensation on achievement of superior business performance.

The executive remuneration policy combines short term and long term rewards focusing on, and significantly weighted towards, performance related elements that take into account individual, functional and corporate performance. The main components are base salary, annual cash bonus, share matching scheme (SMS), long term incentive plan (LTIP) and pension benefits.

The Remuneration Committee has the discretion to consider corporate performance of environmental, social and governance issues when setting remuneration for the Executive Directors.

Percentage of Total Remuneration

for the financial year to 30 September 2007

From the financial year ended September 2004, following a comprehensive remuneration review carried out during that year, more stringent performance criteria have been and continue to be applied to the performance-related elements, as detailed in the annual cash bonus and LTIP sections below and on pages 51 and 54, both of which form part of this policy statement.

In September 2007 the Remuneration Committee reviewed the executive remuneration policy including award policies, performance criteria, relevant comparator groups and vesting schedules. Following the review of the bonus scheme detailed below the Committee is satisfied that these remain appropriate and support the strategy and objectives of the Group, including the creation of shareholder value. It was, however, agreed that the constituents of the bespoke comparator group for the third element of the LTIP described below should be reviewed following the acquisition of Gallaher Group PLC by Japan Tobacco Inc and the Company’s proposed acquisition of Altadis.

Key Elements of Directors’ Remuneration Package in the Financial Year to 30 September 2007

Element	Objective	Award level	Performance criteria	Performance period

Base salary.	Reward high performing employees reflecting market value of role and individual’s skills and experience.	Median of FTSE 50 excluding companies in the Financial and Pharmaceutical sectors.	N/A.	N/A.

Annual cash bonus.	Incentivise delivery of Group objectives.	Maximum percentage of base salary: Chief Executive and Finance Director 100%, other Executive Directors 75%.	Adjusted EPS growth.	1 year.

Share matching scheme.	Incentivise delivery of improved Group adjusted EPS and align with interests of shareholders.	May elect to invest some or all of gross bonus in shares. These can be matched on a 1:1 basis.	Adjusted EPS growth.	3 years.

Long term incentive plan.	Incentivise long term delivery of TSR and EPS (adjusted for certain items) and align with interests of shareholders.	Percentage of base salary: Chief Executive 200%, Finance Director 150%, other Executive Directors 100%.	3 elements – 50% adjusted EPS growth 25% TSR vs. FTSE 100 25% TSR vs. comparator group.	3 years.

Base Salary

Base salary is reviewed annually and is determined by the Remuneration Committee following detailed consideration of a number of factors including individual responsibilities, performance and external market data. It is set within a range around the market median of the comparator group to reflect the experience, responsibility, effectiveness and market value of the relevant executive. The comparator group of companies chosen remains the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors. Base salary is the only element of the package used to determine pensionable earnings.

Annual Cash Bonus

For the financial year ended 30 September 2007 the potential maximum bonus was 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent for other Executive Directors. The targets for the year were all related to adjusted EPS growth, however, they are not disclosed as they are considered to be commercially confidential.

During the year the Company achieved adjusted EPS of 136.7 pence resulting in bonuses, as detailed in the table on page 53, being awarded to the Executive Directors. These payments represented 96 per cent of base salary in respect of the Chief Executive and Finance Director and 72 per cent in respect of the other Executive Directors. Cash bonuses were also earned by other senior management for achieving relevant performance targets for the financial year to 30 September 2007.

For the financial year ending 30 September 2008 onwards the Remuneration Committee has determined that the potential maximum bonus will increase to 125 per cent of base salary for the Chief Executive and Finance Director and 100 per cent for other Executive Directors. The performance criteria will be based on financial targets in respect of 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent for other Executive Directors. The performance criteria for 25 per cent of base salary will be based on stringent, quantifiable strategic targets which will be set each year.

Any bonus earned up to 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent for other Executive Directors will be paid in cash and be eligible for investment into the Share Matching Scheme as detailed on page 59. Any bonus payable in excess of this level will be paid in shares which the Director will be required to retain for a minimum of three years. These shares will not be eligible for investment in the Share Matching Scheme.

In support of the Group’s key performance indicators, as set out on page 13, the Remuneration Committee has determined that the financial performance criteria for the financial year ended 30 September 2008 will be based on Adjusted EPS and that the strategic targets will be based on measures including volume growth.

No element of the bonus is guaranteed.

Directors’ Emoluments for the Year Ended 30 September 2007 (Audited)

	2007	2006
	£’000	£’000

Executive Directors
Salary	2,515	2,313
Benefits	93	85
Pension Salary Supplement	239	116
Bonus	2,140	1,341
LTIP annual vesting(1)	2,866	1,788
SMS vesting(2)	2,092	1,669
	9,945	7,312
Non-Executive Directors
Fees	660	700
Benefits	3	5
Reemtsma Supervisory Boards	—	7
	663	712
Former Executive Directors
Salary of former Executive Director	96	—
Bonus of former Executive Director	68	—
Pension Salary Supplement of former Executive Director	16	—
Consultancy fees to former Executive Director	103	106
Reemtsma Supervisory Boards	22	22
Contractual settlement of former Executive Director	—	702
LTIP vesting(1)	—	360
SMS vesting(2)	6	330
Benefits	4	—
	315	1,520
Fees of former Non-Executive Directors
Reemtsma Supervisory Boards	22	15
	22	15
Total remuneration	10,945	9,559

Chief Executive’s Committee
Salary	725	735
Benefits	25	28
Pension Salary Supplement	48	23
Bonus	487	448
LTIP annual vesting(1)	469	322
SMS annual vesting(2)	396	197
	2,150	1,753

(1)   Value of LTIP shares vesting in the year based on the prevailing closing share price on the day of exercise.

(2)   Value of SMS shares vesting on maturity based on the prevailing closing share price on the day of vesting.

Key Management Compensation for the Year Ended 30 September 2007 (Audited)

	2007	2006
	£’000	£’000

Short term employee benefits	6,648	5,655
Post-employment benefits	312	438
Other long term benefits	—	—
Termination benefits	—	702
Share-based payment	2,669	2,475
	9,629	9,270

Emoluments by Individual Director (Audited)

														Base
						Pension								salary/
	Base			Supervisory		salary	Benefits in			SMS inc	Total	Total		fees from
	salary	Fees		Board fees	Bonus	supplement (1)	kind(2)	Sub total	LTIP(3)	CSMS(3)	2007	2006		1/10/2007
	£’000	£’000		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000		£’000

Executive Directors
Mr G Davis,
Chief Executive	835	—		—	802	—	22	1,659	1,055	780	3,494	2,700		939
Mr R Dyrbus,
Finance Director	530	—		—	509	186	22	1,247	671	496	2,414	1,797		575
Mr G L Blashill,
Sales and Marketing
Director	390	—		—	281	—	16	687	182	237	1,106	876		420
Mrs A J Cooper(4),
Corporate Development
Director	96	—		—	69	6	4	175	—	6	181	—		425
Mr D Cresswell,
Manufacturing Director	380	—		—	274	—	17	671	479	285	1,435	945		405
Dr F A Rogerson(5),
Corporate Affairs
Director	284	—		—	205	47	12	548	479	288	1,315	994		—
	2,515	—		—	2,140	239	93	4,987	2,866	2,092	9,945	7,312		2,764
Non-Executive Directors
Mr I J G Napier,
Chairman	—	245	(6)	—	—	—	—	245	—	—	245	85	(6)	360
Mr A G L Alexander,
Vice Chairman	—	75		—	—	—	3	78	—	—	78	78		85
Mr D C Bonham(7)	—	76		—	—	—	—	76	—	—	76	302		—
Dr K M Burnett	—	50		—	—	—	—	50	—	—	50	21		60
Mr C R Day(8)	—	23	(6)	—	—	—	—	23	—	—	23	57	(6)	—
Mr S P Duffy(9)	—	—		—	—	—	—	—	—	—	—	20	(6)	—
Mr M H C Herlihy(4)	—	13		—	—	—	—	13	—	—	13	—		60
Mr S Huismans(9)	—	—		—	—	—	—	—	—	—	—	24		—
Dr P H Jungels	—	65	(6)	—	—	—	—	65	—	—	65	50		85	(6)
Mr C F Knott	—	50		—	—	—	—	50	—	—	50	21		60
Ms S E Murray	—	50		—	—	—	—	50	—	—	50	50		60
Mr D W Thursfield(10)	—	—		—	—	—	—	—	—	—	—	4		—
Mr M D Williamson(4)	—	13		—	—	—	—	13	—	—	13	—		70	(6)
	—	660		—	—	—	3	663	—	—	663	712		840
Former Directors
Mr B C Davidson(11)	—	—		—	—	—	—	—	—	—	—	1,392		—
Mr S Huismans(9)	—	—		22	—	—	—	22	—	—	22	15		—
Mr S T Painter(12)	—	103		22	—	—	—	125	—	—	125	128		—
Dr F A Rogerson(5)	96	—		—	68	16	4	184	—	6	190	—		—
	96	103		44	68	16	4	331	—	6	337	1,535		—

(1)	Further details are contained in the Executive Directors’ pension section on page 63.

(2)	Benefits in kind principally include the provision of a company car and health insurance.

(3)	LTIP, SMS and CSMS represent the value of awards vesting and LTIP options exercised in the year on annual vesting, including the vesting of the Centenary Share Matching Scheme.

(4)	Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson were appointed to the Board on 1 July 2007.

(5)	Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

(6)	Includes payment in respect of chairmanship of Board Committees at an annual rate of £10,000.

(7)	Mr D C Bonham retired from the Board on 2 January 2007.

(8)	Mr C R Day resigned from the Board on 16 February 2007.

(9)

Messrs S P Duffy and S Huismans retired from the Board on 31 January 2006. However, Mr S Huismans continues to receive fees in connection with his appointments to Supervisory Boards within the Reemtsma Group.

(10)	Mr D W Thursfield resigned from the Board on 28 October 2005.

(11)

Mr B C Davidson resigned from the Board on 9 February 2005 and subsequently left the Company on 30 April 2005. Mr B C Davidson received payment in lieu of notice which was subject to his duty to mitigate.

(12)	Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma Group.

(13)	No sums were paid to any Director by way of taxable expenses allowances.

Directors’ Interests in Shares (Beneficial, Family and any Connected Persons Interests) (Audited)

					Contingent Rights to
					Ordinary Shares
	Ordinary Shares		Sharesave Options		(LTIP and SMS Shares)		Total Interests
	1/10/06(1)	30/9/07(2)	1/10/06(1)	30/9/07(2)	1/10/06(1)	30/9/07(2)	1/10/06(1)	30/9/07(2)
Executive Directors
Mr G Davis	330,289	367,726	1,979	1,344	291,791	317,394	624,059	686,464
Mr R Dyrbus	213,944	237,190	776	621	170,047	171,890	384,767	409,701
Mr G L Blashill	90,885	91,584	807	807	71,646	80,854	163,338	173,245
Mrs A J Cooper(3)	57,809	57,981	670	670	65,550	65,256	124,029	123,907
Mr D Cresswell	89,894	102,120	2,008	548	104,650	99,173	196,552	201,841
Dr F A Rogerson(4)	88,831	106,461	2,008	2,556	105,080	99,467	195,919	208,484
Non-Executive Directors
Mr I J G Napier	4,305	5,600	—	—	—	—	4,305	5,600
Mr A G L Alexander	132,710	132,710	—	—	—	—	132,710	132,710
Mr D C Bonham(5)	124,600	124,600	—	—	—	—	124,600	124,600
Dr K M Burnett	134	405	—	—	—	—	134	405
Mr C R Day(6)	1,016	1,016	—	—	—	—	1,016	1,016
Mr M H C Herlihy(3)	—	343	—	—	—	—	—	343
Dr P H Jungels	2,684	2,993	—	—	—	—	2,684	2,993
Mr C F Knott	134	405	—	—	—	—	134	405
Ms S E Murray	722	993	—	—	—	—	722	993
Mr M D Williamson(3)	—	81	—	—	—	—	—	81

(1)	Or date of appointment if later.

(2)	Or date of resignation if earlier.

(3)	Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson were appointed to the Board on 1 July 2007.

(4)	Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

(5)	Mr D C Bonham retired from the Board on 2 January 2007.

(6)	Mr C R Day resigned from the Board on 16 February 2007.

There have been no changes in these holdings since 30 September 2007.

Executive Share Retention

To ensure the interests of management are aligned with those of shareholders, Executive Directors and senior management are required to meet minimum shareholding guidelines. Over a period of five years from appointment they are required to build a holding in the Group’s shares to a current minimum value broadly equivalent to three times base salary for the Chief Executive and Finance Director and twice base salary in respect of the other Executive Directors. Other senior management are expected to invest at a level equivalent to between once and twice base salary, dependent upon grade. Failure to meet the minimum shareholding is taken into account when determining eligibility for future LTIP awards. All Executive Directors currently exceed their required shareholding.

Long Term Incentive Plan (LTIP)

Annual awards are made under the LTIP to Executive Directors and other senior management. These awards vest three years after grant, subject to the satisfaction of performance criteria over the relevant three year performance period. All grants are at the discretion of the Remuneration Committee and no employee has a right to receive any such grant.

Awards granted prior to November 2005 were equivalent to 75 per cent of base salary for all Executive Directors and at a lower level for other senior management. Following a comprehensive remuneration review in 2004, and subsequent shareholder approval at the 2005 AGM, awards made in November 2005 and November 2006 were equivalent to 200 per cent of base salary for the Chief Executive, 150 per cent for the Finance Director and 100 per cent for the other Executive Directors with awards at a lower level for other senior management.

Current Structure

From November 2005 the performance criteria for all awards were split into three elements as follows:

First Element

Fifty per cent of the award with a performance criterion based on average growth in adjusted Earnings Per Share based on an agreed protocol (EPS), after adjusting for inflation over the period of the award. At the Remuneration Committees’s request the Auditors performed agreed upon procedures on the calculations. 12.5 per cent of this element (i.e. 6.25 per cent of the total award) vests if average annual EPS growth, after adjusting for UK inflation (Real Annual EPS Growth), equals three per cent and 100 per cent of this element (i.e. 50 per cent of the total award) vests if Real Annual EPS Growth equals or exceeds ten per cent. Between these two points this element vests on a straight-line basis.

Second Element

Twenty five per cent of the award with a performance criterion based on Total Shareholder Return (TSR) relative to the FTSE 100 Index as described below.

The performance criterion for this element is based on a sliding scale depending on TSR achieved over the relevant period. No vesting of this element occurs unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index.

At this performance threshold 30 per cent of this element (i.e. 7.5 per cent of the total award) vests. If the return ranks the Company in the top 25 of the Index, this element (i.e. 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Third Element

Twenty five per cent of the award with a performance criterion based on TSR relative to a bespoke comparator group as described below.

The performance criterion for this element is also based on a sliding scale depending on TSR achieved over the relevant period.

No vesting of this element occurs unless the Company’s TSR exceeds that of the bottom six companies constituting the comparator group comprising 12 tobacco and alcohol companies as detailed below. At this performance threshold, 30 per cent of this element (i.e. 7.5 per cent of the total award) vests. If the return ranks the Company in the top three of the comparator group, this element (i.e. 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Altria Group Inc.	British American Tobacco PLC	Carlsberg A/S	Diageo PLC
Heineken N.V.	Imperial Tobacco Group PLC	Interbrew S.A.	Japan Tobacco Inc.
Pernod Ricard S.A.	Reynolds American Inc.	SABMiller PLC	Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an award a suitable replacement will be made. For any corporate actions affecting a comparator group company during an award period the intention would be to mirror the actions of a passive investor, e.g. for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the award period. Following Japan Tobacco’s acquisition of Gallaher Group PLC and the Company’s proposed acquisition of Altadis, they have been replaced in the comparator group by Japan Tobacco Inc. and Heineken N.V. respectively.

The TSR calculations use share prices averaged over a period of three months to determine the initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognised on the date the shares are declared ex-dividend. This method is considered to give a fairer and less volatile result as improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows are converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a UK based investor.

The TSR calculations themselves are performed independently by Alithos Limited.

Each element operates independently and is capable of vesting regardless of the Company’s performance in respect of the other elements.

During the year the Remuneration Committee reviewed the performance criteria, award policy, comparator groups and vesting schedules for LTIP awards and decided that the three elements remain the most important measures that drive and measure sustainable improvement in shareholder value. The TSR criteria reflect comparative performance against the appropriate FTSE sector and the bespoke comparator group of companies. The EPS criterion reflects a key part of the Group’s strategy to create sustainable shareholder value.

Awards Outstanding Under the Historic Structure

For awards granted between December 2000 and November 2004, EPS growth was the sole performance criterion. This was seen as focusing on the financial performance of the business, over which Directors and senior management could exercise influence.

These awards vest on a sliding scale depending on average growth in basic EPS adjusted under the terms of the relevant protocol. The EPS calculations are confirmed by the Auditors. For awards granted between 2000 and 2002 no vesting occurred unless the Company’s Real Annual EPS Growth was positive. For awards granted in 2003 and 2004 no vesting occurs unless the Company’s Real Annual EPS Growth exceeds three per cent. Full vesting occurs if Real Annual EPS Growth is equal to or exceeds ten per cent. Between these two points the award vests on a straight-line basis.

Vesting of awards

On vesting a participant is granted an option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if any of the performance criteria are not achieved.

The Remuneration Committee has absolute discretion to vary, but not increase, the extent to which any awards vest. This ensures that they only vest, and vest at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long term return on capital employed.

Under the LTIP Rules, in the event that Imperial Tobacco Group PLC is acquired the relevant performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

Award Summary

Award Years	Award as Percentage of Base Salary	Performance Criteria
1996 – 1999	75 for all Executive Directors	100 per cent on TSR
2000 – 2004	75 for all Executive Directors	100 per cent on EPS
2005 onwards	• 200 for Chief Executive	• 50 per cent on EPS
	• 150 for Finance Director	• 25 per cent on TSR against FTSE 100
	• 100 for other Executive Directors	• 25 per cent on TSR against comparator group

Executive Directors’ Conditional Share Awards under the Long Term Incentive Plan (Audited)

				Market price	Vested during		Market price	Amount		Performance period
	Balance at	Granted		at date of	year	Market price at	at date of	realised on	Balance at	November–
	1/10/2006(1)	during year	Date of grant	grant	(18/11/2006)	date of vesting	exercise	exercise	30/9/2007(2)	November
				£		£	£	£’000
Mr G Davis	47,872	—	18/11/03	10.34	(47,872)	18.41	22.03	1,055	—	2003-2006
	42,513	—	09/11/04	12.79	—	—	—	—	42,513	2004-2007
	96,594	—	02/11/05	16.15	—	—	—	—	96,594	2005-2008
	—	89,929	01/11/06	18.57	—	—	—	—	89,929	2006-2009
	186,979	89,929	—	—	(47,872)	—	—	—	229,036	—
Mr R Dyrbus	30,464	—	18/11/03	10.34	(30,464)	18.41	22.03	671	—	2003-2006
	26,974	—	09/11/04	12.79	—	—	—	—	26,974	2004-2007
	45,975	—	02/11/05	16.15	—	—	—	—	45,975	2005-2008
	—	42,810	01/11/06	18.57	—	—	—	—	42,810	2006-2009
	103,413	42,810	—	—	(30,464)	—	—	—	115,759	—
Mr G L Blashill	9,912	—	18/11/03	10.34	(9,912)	18.41	18.41	182	—	2003-2006
	8,600	—	09/11/04	12.79	—	—	—	—	8,600	2004-2007
	21,981	—	02/11/05	16.15	—	—	—	—	21,981	2005-2008
	—	21,001	01/11/06	18.57	—	—	—	—	21,001	2006-2009
	40,493	21,001	—	—	(9,912)	—	—	—	51,582	—
Mrs A J Cooper(3)	9,773	—	09/11/04	12.79	—	—	—	—	9,773	2004-2007
	13,003	—	02/11/05	16.15	—	—	—	—	13,003	2005-2008
	13,731	—	01/11/06	18.57	—	—	—	—	13,731	2006-2009
	36,507	—	—	—	—	—	—	—	36,507	—
Mr D Cresswell	21,760	—	18/11/03	10.34	(21,760)	18.41	22.03	479	—	2003-2006
	19,351	—	09/11/04	12.79	—	—	—	—	19,351	2004-2007
	21,981	—	02/11/05	16.15	—	—	—	—	21,981	2005-2008
	—	20,463	01/11/06	18.57	—	—	—	—	20,463	2006-2009
	63,092	20,463	—	—	(21,760)	—	—	—	61,795	—
Dr F A Rogerson(4)	21,760	—	18/11/03	10.34	(21,760)	18.41	22.03	479	—	2003-2006
	19,351	—	09/11/04	12.79	—	—	—	—	19,351	2004-2007
	21,981	—	02/11/05	16.15	—	—	—	—	21,981	2005-2008
	—	20,463	01/11/06	18.57	—	—	—	—	20,463	2006-2009
	63,092	20,463	—	—	(21,760)	—	—	—	61,795	—

(1)   Or date of appointment if later.

(2)   Or date of resignation if earlier.

(3)   Mrs A J Cooper was appointed to the Board on 1 July 2007.

(4)   Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

There have been no changes in any Directors’ awards since 30 September 2007.

During the year, the November 2003 – November 2006 award vested in full. Real Annual EPS Growth over the period averaged 10.2 per cent, exceeding the average ten per cent threshold at which the award maximised.

In respect of the November 2004 – November 2007 award, based on EPS to the end of the financial year, 91.8 per cent of the award is expected to vest on 9 November 2007. For illustrative purposes only, the share price on 26 October 2007, being the latest practicable date prior to publication, was £24.25 valuing the awards as follows:

		Award vesting	Award vesting
	Award lapsing	No. of shares over	Illustrative value
	No. of shares	which option granted	£’000
Mr G Davis	3,499	39,014	946
Mr R Dyrbus	2,220	24,754	600
Mr G L Blashill	708	7,892	191
Mrs A J Cooper	805	8,968	217
Mr D Cresswell	1,593	17,758	431

The value of any awards vesting could vary significantly from that shown due to share price movements.

The Remuneration Committee regards the November 2005 – November 2008 and the November 2006 – November 2009 awards to be too distant from maturity to be included in the value projected above.

However, in respect of the 2005 – 2008 award, the first with the three part performance criteria, based upon interim measurement calculations prepared as at 30 September 2007 partial vesting of 73.5 per cent of the first element, 60.8 per cent of the second element and 53.3 per cent of the third element would occur if this performance were maintained over the relevant performance period.

In respect of the 2006 – 2009 award based upon interim measurement calculations prepared as at 30 September 2007 partial vesting of 88.1 per cent of the first element, 91.6 per cent of the second element and 30.0 per cent of the third element would occur if this performance were maintained over the relevant performance period.

The illustrative values based on the above share price and performance criteria are as follows;

	Potential awards vesting
	November 2008		November 2009
	No. of shares	Illustrative value	No. of shares	Illustrative value
		£’000		£’000
Mr G Davis	63,058	1,529	66,962	1,624
Mr R Dyrbus	30,012	728	31,877	773
Mr G L Blashill	14,348	348	15,638	379
Mrs A J Cooper	8,488	206	10,223	248
Mr D Cresswell	14,348	348	15,236	369

Evidence of the Group’s sustained performance on a TSR basis when compared with the FTSE 100 Index is set out below.

Total return indices – Imperial Tobacco and FTSE 100

The FTSE 100 Index is seen to provide the most appropriate and widely recognised index for benchmarking the corporate performance of the Company, which is a constituent of that index and reflects the benchmark index used as an LTIP performance criterion.

Share Matching Schemes (SMS)

Annual Scheme

Under the SMS the Remuneration Committee at its absolute discretion invites Executive Directors and the majority of the Group’s management to invest any proportion of their gross bonus (capped at 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent for other Executive Directors) in Imperial Tobacco Group PLC ordinary shares to be held by a nominee managed by the Employee Benefit Trust. Provided that the shares lodged are left with the nominee for three years and the participant remains an employee in the Group, they will be matched on a one for one basis.

However, in respect of investments made by Executive Directors under the SMS from their bonus paid in December 2003 and for future years, a performance criterion is applied to the matched shares such that matching only occurs if the Group has achieved Real Average EPS Growth in excess of three per cent after adjusting for UK inflation over the three year retention period, being an indicator of sustained ongoing profit delivery. Achievement measurement is based on the same protocol as that applying to the LTIP. There is no opportunity to re-test if this performance criterion is not met. In setting the performance criterion for SMS awards, the Remuneration Committee decided that EPS reflects a key part of the Group’s strategy to create sustainable shareholder value.

Under the SMS Rules, should Imperial Tobacco Group PLC be acquired, the performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criterion.

Centenary Scheme

To encourage employees to acquire and retain a shareholding, and to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of the Company and its wholly owned subsidiaries employed on
10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust or its nominee. Subject to those shares being left with the EBT or its nominee and the participant remaining an employee within the group, the shares were matched on a one for one basis on 12 August 2007.

The Executive Directors’ contingent rights to shares arising under both SMSs are set out below:

Executive Directors’ Contingent Rights to Shares under the Share Matching Schemes (Audited)

					Market price at
			Market price at		date of vesting
			date of grant		29/01/2007 and	Amount realised
	Balance at	Contingent	15/2/2007	Vested	12/08/2007	on vesting	Balance at
	1/10/2006(1)	rights arising	£	during year	£	£’000	30/9/2007(2)	Actual/expected vesting date
Mr G Davis	36,761	—	—	(36,761)	21.06	774	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	36,059	—	—	—	—	—	36,059	January 2008
	31,698	—	—	—	—	—	31,698	February 2009
	—	20,601	21.96	—	—	—	20,601	February 2010
	104,812	20,601	—	(37,055)	—	780	88,358
Mr R Dyrbus	23,282	—	—	(23,282)	21.06	490	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	22,947	—	—	—	—	—	22,947	January 2008
	20,111	—	—	—	—	—	20,111	February 2009
	—	13,073	21.96	—	—	—	13,073	February 2010
	66,634	13,073		(23,576)	—	496	56,131
Mr G L Blashill	10,947	—	—	(10,947)	21.06	231	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	9,211	—	—	—	—	—	9,211	January 2008
	10,701	—	—	—	—	—	10,701	February 2009
	—	9,360	21.96	—	—	—	9,360	February 2010
	31,153	9,360	—	(11,241)	—	237	29,272
Mrs A J Cooper(3)	294	—	—	(294)	20.67	6	—	August 2007
	10,984	—	—	—	—	—	10,984	January 2008
	9,988	—	—	—	—	—	9,988	February 2009
	7,777	—	—	—	—	—	7,777	February 2010
	29,043	—	—	(294)	—	6	28,749
Mr D Cresswell	13,262	—	—	(13,262)	21.06	279	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	13,109	—	—	—	—	—	13,109	February 2009
	—	9,376	21.96	—	—	—	9,376	February 2010
	41,558	9,376	—	(13,556)	—	285	37,378
Dr F A Rogerson(4)	13,692	—	—	(13,692)	21.06	288	—	January 2007
	294	—	—	—	—	—	294	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	13,109	—	—	—	—	—	13,109	February 2009
	—	9,376	21.96	—	—	—	9,376	February 2010
	41,988	9,376	—	(13,692)	—	288	37,672

(1)   Or date of appointment, if later.

(2)   Or date of resignation, if earlier.

(3)   Mrs A J Cooper was appointed to the Board on 1 July 2007.

(4)   Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

There have been no changes in any Directors’ contingent rights since 30 September 2007.

During January 2007, annual bonuses earned in the financial year to 30 September 2003 and lodged under the SMS for a three year period matured, providing matched shares for participants on a one for one basis.

In respect of annual bonuses earned in the financial year to 30 September 2006 and paid in December 2006, the Executive Directors elected, in February 2007, to invest their entire bonus in the form of Imperial Tobacco Group PLC ordinary shares under the SMS. These will be matched on a one for one basis provided they are left in the SMS for three years, the participant remains an employee in the Group and the Company has achieved in excess of three per cent Real Annual EPS Growth over the retention period. This performance criterion and the award policy and vesting schedules were reviewed by the Committee during the year and deemed to remain appropriate. These matching shares are shown within contingent rights arising above.

It is anticipated that, in February 2008, the Executive Directors will again invest their entire bonus earned in the financial year to 30 September 2007 in the form of Imperial Tobacco Group PLC ordinary shares under the SMS.

Share Options

The Company does not operate an executive share option scheme. However, Executive Directors are eligible (along with all employees of the Company and participating subsidiaries of the Group, where possible) to participate in Imperial Tobacco Group PLC’s savings-related Sharesave Plan. Under this Plan options are granted, at a discount of up to 20 per cent to the closing mid-market price of an Imperial Tobacco Group PLC ordinary share on the London Stock Exchange on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

Executive Directors’ Share Options (Audited)

				Market
				price at date				Gains on exercise(4)
		Granted	Exercised	of exercise		Exercise	Range of exercisable	During the
	Balance at	during	during the	01/08/2007	Balance at	price	dates of options held at	year	2006
	1/10/2006(1)	the year	year		£30/9/2007(2)		£30/9/2006(3)	£’000	£’000
Mr G Davis	1,205	—	(1,205)	21.69	—	8.24	01/08/07 – 31/01/08	16	—
	774	—	—	—	774	8.22	01/08/08 – 31/01/09	—	—
	—	570	—	—	570	17.22	01/08/12 – 31/01/13	—	—
	1,979	570	(1,205)	—	1,344	—		16	—
Mr R Dyrbus	374	—	(374)	21.69	—	10.08	01/08/07 – 31/01/08	4	—
	402	—	—	—	402	13.95	01/08/09 – 31/01/10	—	—
	—	219	—	—	219	17.22	01/08/10 – 31/01/11	—	—
	776	219	(374)	—	621	—		4	6
Mr G L Blashill	807	—	—	—	807	11.73	01/08/08 – 31/01/09	—	—
	807	—	—	—	807	—		—	—
Mrs A J Cooper(5)	670	—	—	—	670	13.95	01/08/09 – 31/01/10	—	—
	670	—	—	—	670	—		—	—
Mr D Cresswell	2,008	—	(2,008)	21.69	—	8.24	01/08/07 – 31/01/08	27	—
	—	548	—	—	548	17.22	01/08/10 – 31/01/11	—	—
	2,008	548	(2,008)	—	548	—		27	—
Dr F A Rogerson(6)	2,008	—	—	—	2,008	8.24	01/08/07 – 31/01/08	—	—
	—	548	—	—	548	17.22	01/08/10 – 31/01/11	—	—
	2,008	548	—	—	2,556	—		—	—

(1)   Or date of appointment to the Board, if later.

(2)   Or date of resignation, if earlier.

(3)   Any option not exercised by the end of the range of exercisable dates will expire.

(4)   Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the year were £47,557 (2006: £6,203).

(5)   Mrs A J Cooper was appointed to the Board on 1 July 2007.

(6)   Dr F A Rogerson resigned from the Board on 27 June 2007. Dr F A Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

There have been no changes in any Directors’ share options since 30 September 2007.

The Company’s middle market share price at the close of business on 28 September 2007, being the last trading day of the financial year, was £22.41 and the range of the middle market price during the year was £17.64 to £23.30.

Full details of the Directors’ share interests are available for inspection in the Register of Directors’ Interests at the Company’s registered office.

Award Dates

It is the Group’s policy to grant awards under all its employee share plans on predetermined dates based on an annual cycle.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust (the Executive Trust) and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the 2001 Trust) have been established to acquire ordinary shares and American Depositary Shares in the Company, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the SMS and LTIP awards.

Details of the shareholdings by the Employee Benefit Trusts are as follows:

							Shares under
	Balance at	Purchased		Distributed	Balance at		Award at	Surplus /
	1/10/2006	during year		during year	30/9/2007		30/9/2007	(Shortfall)
Executive Trust	905,542	366,238		277,167	994,613		925,417	69,169
2001 Trust	3,340,801	2,162,041	(1)	1,741,716	3,761,126	(1)	3,940,644	(179,518)

(1) Includes 7,790 American Depositary Shares representing 15,580 ordinary shares.

As at 30 September 2007, the Company also held 51,717,000 shares in Treasury which may be used to satisfy options and awards under its share plans.

Share Plan Flow Rates

The Company’s policy has always been to satisfy all awards under its share plans from market purchased shares through the Trusts.

The Trust Deeds and the Rules of all plans contain provisions limiting awards to five per cent in five years and ten per cent in ten years for all employee share plans with an additional restriction to five per cent in ten years for executive plans. Currently an aggregate total of only 0.7 per cent of the Company’s issued share capital is subject to awards under all the Group’s executive and all employee share plans. In future the Trusts may also be provided with shares held by the Company in Treasury in order to satisfy vesting awards.

Since demerger in 1996 the cumulative awards under all of the Company’s share plans totals 3.1 per cent of its issued share capital. Following initial grants on demerger, subsequent annual grants have averaged 0.3 per cent of issued share capital.

Summary of Awards Granted

	Cumulative Awards granted as a percentage of	Awards granted during the year as a percentage of
Limit on awards	issued share capital	issued share capital
10% in 10 years	2.9	0.2
5% in 5 years	1.3	0.2
5% in 10 years (executive schemes)	1.4	0.1

Executive Directors’ Pensions

Post 6 April 2006 (“A” day) the Group’s UK pension policy, which applies to all current Executive Directors, provides the option to maintain membership of or join (new employees) the UK Imperial Tobacco Pension Fund or receive a salary supplement in lieu of membership of the Fund.

The Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the Group. For members who joined prior to 1 April 2002 the fund is largely non-contributory with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age usually after 32 years’ service. Pension commutation to enable participants to receive a lump sum on retirement is permitted.

For death before retirement a capital sum equal to four times salary is payable together with a spouse’s pension of two-thirds of the member’s expected pension at retirement. For death in retirement, a spouse’s pension of two-thirds of the member’s pre-commutation pension is payable. Dependent children will also receive allowances.

Pensions increase annually by the lesser of ten per cent and the increase in the Retail Prices Index, together with an option under the rules to surrender part of a pension in order for the annual increase to be in line with the increase in the Retail Prices Index to
15 per cent.

From 6 April 2006 a new tax regime was introduced by HM Revenue & Customs (HMRC) which abolished most of the detailed limits previously imposed on pension schemes and replaced them with a more simplified approach. Each member now has a Lifetime Allowance (LTA) initially set at £1.5 million (£1.6 million 2007/2008) and a tax, called the lifetime allowance charge, is levied at retirement if the value of their pension benefit from all sources exceeds this amount. For any member whose total benefit value on
6 April 2006 exceeded the LTA, transitional arrangements allowed them to register the higher value so that they would not be subject to a large retrospective lifetime allowance charge. To qualify for this enhanced protection the member was required to opt out of fund membership as regards future service accrual in order to retain a final salary linked pension entitlement in respect of past service.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60. Other than Mrs A J Cooper, each of the current Executive Directors has opted out of fund membership as regards future service accrual as a result of registering for enhanced protection with HMRC. The detailed HMRC rules governing enhanced protection mean that it may not be permissible in some rare circumstances for the full final salary linked pension based on service up to 6 April 2006 to be paid from the fund. In this event an additional pension will be paid by the Company through an unfunded unapproved retirement benefit scheme (UURBS) so that the full accrued benefit may be provided.

Mr R Dyrbus is in receipt of a salary supplement of 35 per cent of salary, which is in lieu of future pensionable service accrual and arises because his accrued pension on 6 April 2006 was well below the maximum pension of two-thirds of salary. Mrs A J Cooper is also in receipt of a salary supplement. Prior to 6 April 2006 her pension benefits were limited by the effect of HMRC’s earnings cap. Although this cap was removed as from 6 April 2006, the Imperial Tobacco Pension Fund did not disapply it in respect of past pensionable service but maintained its own earnings cap going forward. For service from 6 April 2006 onwards and for pensionable salary in excess of the Fund’s earnings cap, the standard Fund benefit is a pension at the lower accrual rate of 1/60ths with a 50 per cent spouse’s pension and member contributions of 5 per cent of this top slice of salary are payable. As an alternative to extra pension accrual on this top slice of salary through the UURBS, Mrs Cooper receives a salary supplement of 12 per cent of this amount.

In each case these salary supplements have been calculated by the independent actuaries to reflect the value of the benefits of which they are in lieu and are discounted for early payment and for employers’ National Insurance contributions. The supplements are non-compensatory and non-pensionable.

Dr F A Rogerson opted out of fund membership as regards future service accrual as a result of registering for Enhanced Protection with HMRC from 6 April 2006. Dr F A Rogerson is in receipt of a salary supplement in lieu of future pension service and accrual of 16.4 per cent of salary. This amount is a non-pensionable payment.

The following table provides the information required by both the Listing Rules and schedule 7A to the Companies Act 1985 and gives details for each Director of:

•      the annual accrued pension payable on retirement calculated as if he had left service at the year end (any potential UURBS entitlement is included);

•      the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules; and

•      the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

Executive Directors’ Pension Disclosures (Audited)

										Listing Rules
			Disclosures required under Directors’ Remuneration Report Regulations 2002							Increase in
			Accrued pension £’000			Transfer value of accrued pension £’000				accrued	Transfer
							Increase			pension (net	value of
		Pensionable					during the			of inflation)	increase
	Age at	service at		Increase			year net of			during the	(net of
	30/9/2007	30/9/2007	At	during the	At	At	Director’s	Director’s		year	inflation)
	Years	Years	1/10/2006	year	30/9/2007	1/10/2006	contributions	contribution	At 30/9/2007	£’000	£’000
Mr G Davis	57	35	520	37	557	8,924	1,137	—	10,061	14	246
Mr R Dyrbus	54	25	250	18	268	3,646	539	—	4,185	7	105
Mrs A J Cooper	41	8	28	9	37	216	92	9	317	8	67
Mr D Cresswell(2)	62	44	237	16	253	4,829	(30)	—	4,799	6	132
Dr F A Rogerson(1)	54	30	215	12	227	3,112	404	—	3,516	2	30
Mr G L Blashill(2)	60	39	236	24	260	4,896	310	—	5,206	14	311
Former Directors
Dr F A Rogerson(1)	54	30	—	3	230	—	59	—	3,575	4	59

(1)   Dr F A Rogerson resigned from the Board on 1 July 2007.

(2)   Mr Cresswell and Mr Blashill started to draw pension during the course of the year, including payment of a tax free cash lump sum as is permitted under the Fund rules. The figures in the table above incorporate allowance for the benefits paid out in order to provide a relevant comparison with the start of year figures and have been calculated consistently with those disclosed at
30 September 2006. A slightly different methodology is used to calculate transfer values for pensioner members and this methodology would give transfer values at 30 September 2007 of £5,161,000 for Mr Cresswell and £5,728,000 for Mr Blashill.

Other than including an allowance for the benefits drawn by Mr Cresswell and Mr Blashill during the year, the transfer values disclosed above do not represent the value of a potential liability of the pension scheme.

Benefits

The principal taxable benefits for Executive Directors are the provision of company cars and health insurance.

Remuneration from other Non-Executive Directorships

The Company recognises that external non-executive directorships are beneficial for both the Executive Director concerned and the Company. At the discretion of the Board, Executive Directors are permitted to retain fees received in respect of any such non-executive directorship. Each serving Executive Director is restricted to one external non-executive directorship and may not serve as chairman of a FTSE 100 company.

Mr G Davis serves on the Board of Wolseley plc and received fees of £66,666.

Executive Directors’ Service Agreements

The service agreements for Mr G Davis and Mr R Dyrbus were entered into at the time of the demerger of the Company from Hanson Group and the provisions dealing with compensation on termination following a change of control in their service agreements reflect that. The service agreements for the other Executive Directors reflect the Company’s established policy that Executive Directors have service agreements which are terminable on no more than one year’s notice and that there is no entitlement to the payment of a predetermined amount on termination of employment in any circumstances.

There are no liquidated damages provisions for compensation on termination within Executive Directors’ service agreements, save as set out in the table below. The Executive Directors’ service agreements do contain payment in lieu of notice provisions but these are at the Company’s sole discretion. The Group is unequivocally against rewards for failure and, save in the limited respects referred to above, the circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case. The Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period and that any such payments should be paid monthly in arrears.

Under the Rules of the LTIP and SMS outstanding awards vest on termination for certain reasons, such as death, retirement, redundancy or on a change of control, on a time-related pro-rata basis subject to satisfaction of the relevant performance criteria. If, however, the termination of employment is for a reason other than one of those specified in the Rules an individual’s full award lapses.

Executive Directors’ Service Agreements

Executive Directors	Date of contract	Expiry date	Compensation on termination following a change of control
Mr G Davis	21 August 1996	Terminable on 52 weeks’ notice.	Payment of a liquidated sum calculated by reference to benefits receivable during the notice period.
Mr R Dyrbus	21 August 1996	Terminable on 52 weeks’ notice.	Payment of a liquidated sum calculated by reference to benefits receivable during the notice period.
Mr G L Blashill	28 October 2005	Terminable on 52 weeks’ notice.	No provisions.
Mr D Cresswell	30 May 2003	Terminable on 52 weeks’ notice.	No provisions.
Mrs A J Cooper(1)	1 July 2007	Terminable on 52 weeks’ notice.	No provisions.

(1)   Mrs A J Cooper was appointed to the Board on 1 July 2007.

Remuneration Policy for Non-Executive Directors

Fees for Non-Executive Directors are determined by the Board as a whole with regard to market practice and within the restrictions contained in the Company’s Articles of Association. The remuneration of the Chairman is determined by the Board following recommendation from the Remuneration Committee. The Non-Executive Directors and the Chairman do not take part in discussions relating to their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the Company and provision of administrative support including the use of Company offices by the Chairman Mr D C Bonham (until his retirement on 2 January 2007) and Vice Chairman Mr A G L Alexander), do not participate in the Company’s share plans, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interests of the Non-Executive Directors with those of shareholders, it was agreed that a proportion of their fees be applied, after statutory deductions, to purchase shares in Imperial Tobacco Group PLC. These shares are to be held by a nominee during the term of each Non-Executive Directorship. Exceptionally, in respect of Mr A G L Alexander (and for Mr D C Bonham up to the date of his retirement), this requirement has been waived due to their continued level of investment, as detailed above.

Following his retirement from the Board in January 2006, Mr S Huismans remains a member of Supervisory Boards within the Reemtsma group for which he received additional remuneration for fulfilling such non-executive roles.

Non-Executive Directors’ Letters of Appointment

The Non-Executive Directors do not have service agreements with the Company.

The terms of their appointments are reviewed annually. These terms were reviewed for all Non-Executive Directors and confirmed on 29 January 2007. The letters of appointment are available for viewing at the Company’s registered office during normal business hours, and prior to and at the AGM. Under the terms of the Articles of Association of the Company, Non-Executive Directors stand for election at the first AGM following appointment and are subject to triennial re-election by shareholders and retire (subject to the provisions of the Companies Act 1985) at the AGM following their reaching 70 years of age. There are no provisions regarding notice periods in their letters of appointment which state that the Non-Executive Director will only receive payment until the date their appointment ends and, therefore, no compensation is payable on termination. The letters of appointment detail the time commitment expected of each Non- Executive Director. The amendments to the Company’s Articles of Association, to be proposed at the AGM in 2008, will remove the requirement for directors to retire on reaching 70 years of age, in accordance with the Employment Equality (Age) Regulations 2006.

Although currently there is no maximum term of appointment for Non-Executive Directors, the Board is supportive of the best practice provisions contained in the Code. However, where the Board considers a Non-Executive Director is making a particularly valuable contribution, they may be invited to remain on the Board in excess of nine years. In such instances the length of tenure of the Non- Executive Director would be relevant to the Company’s deliberations as to the independence of the Non-Executive Director and he/she would also be subject to annual re-election at the AGM. It is proposed that Mr A G L Alexander, who has been on the Board since demerger in 1996, will retire from the Board at the 2008 AGM.

Remuneration Arrangements for Former Executive Directors

Dr F A Rogerson

Dr F A Rogerson resigned as a director on 27 June 2007 for personal and private reasons. Under his contract of employment,
Dr Rogerson was required to give 12 months’ notice to terminate his employment. Dr Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

Dr Rogerson will receive a bonus in respect of the 2006/2007 bonus year, but he has been excluded from the 2007/2008 bonus scheme and will not receive any bonus payment in respect of that bonus year. It has also been agreed with Dr Rogerson that his pension supplement will cease to be paid on 31 December 2007 and that no pension supplement will be paid for the remainder of his notice period.

The Remuneration Committee has agreed that the awards granted to Dr Rogerson under the Imperial Tobacco Group LTIP and the shares awarded to him under the Share Matching Scheme will vest, to the extent that the applicable performance conditions are satisfied, pro rata for the period up to 31 December 2007.

No compensation will be paid to Dr Rogerson in connection with the termination of his employment.

Mr S T Painter

Following his retirement in May 2000, Mr S T Painter entered into a consultancy agreement with Imperial Tobacco Limited, the Group’s principal operating company.

The agreement, as amended in October 2001 and May 2004, ran until March 2007. Under the terms of the agreement he provided consultancy services as required and received fees at a day rate of £1,000 with a minimum fee based on 100 days service for each 12 month period ending on 30 June, and 67 days for the period 1 July 2006 to 6 March 2007. Mr S T Painter is still providing consultancy services as required and receives fees at a day rate of £1,000. However, there is now no minimum fee. He is entitled to reimbursement for the use of his car.

Mr S T Painter is also a member of Supervisory Boards within the Reemtsma group for which he receives additional remuneration for fulfilling such non-executive roles.

Mr M A Häussler

Mr M A Häussler is currently in receipt of a retirement pension that has been reduced because it has been taken before he reached his normal retirement age. His service agreement with the Group provided that he would receive similar overall pension benefits to those that he would have received had he remained in the Reemtsma Cigarettenfabriken GmbH pension arrangement. This was a pension for life equivalent to 42 per cent of his fixed annual salary at age 63. For death in retirement, a spouse’s pension for life of 60 per cent of that amount would be payable. Prior to 1 April 2007 the pension was made up of three parts: one part of the pension payable from the unfunded pension arrangement of Reemtsma Cigarettenfabriken GmbH, another part payable from the separately funded Imperial Tobacco Pension Fund and the difference, which was not separately pre-funded, was paid by the Company. To simplify the administration of the pension arrangements from 1 April 2007, the Company augmented that part of the pension paid to Mr M A Häussler from the Imperial Tobacco Pension Fund by the same amount that had been payable previously by the Company (£12,072.48 per annum) and terminated that part of the pension paid by the Company from that date. The pension payable under the Reemtsma arrangement and from the Imperial Tobacco Pension Fund may be increased annually in accordance with the Rules of those arrangements, or as required by law.

For the Board

P H Jungels

Chairman of the Remuneration Committee

31 October 2007

Financial Statements

Financial Statements
67	Independent Auditors’ Report to the Members of Imperial Tobacco Group PLC
68	Consolidated Income Statement
69	Consolidated Balance Sheet
70	Consolidated Statement of Recognised Income and Expense
Consolidated Cash Flow Statement
71	Accounting Policies
76	Critical Accounting Estimates and Judgements
78	Notes to the Financial Statements
111	Independent Auditors’ Report to the Members of Imperial Tobacco Group PLC
112	Imperial Tobacco Group PLC Balance Sheet
113	Notes to the Imperial Tobacco Group PLC
Balance Sheet

Independent auditors’ report

to the members of Imperial Tobacco Group PLC

We have audited the Group financial statements of Imperial Tobacco Group PLC for the year ended 30 September 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Imperial Tobacco Group PLC for the year ended 30 September 2007 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the Group financial statements. The information given in the Report of the Directors includes that specific information presented in the Business Review that is cross referenced from the Business Review section of the Report of the Directors.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Director’s remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the Company’s compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Business Review, Chairman’s Statement, the Report of the Directors, the Corporate Governance Report and the unaudited parts of the Directors’ Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

•                  the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 30 September 2007 and of its profit and cash flows for the year then ended;

•                  the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and article 4 of the IAS regulation; and

•                  the information given in the Report of the Directors is consistent with the Group financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Bristol

31 October 2007

Consolidated income statement

for the year ended 30 September 2007

Year ended	Year ended
30 September	30 September
(In £s million)	Notes	2007	2006
Revenue	1	12,344	11,676
Duty and similar items	1	(9,064)	(8,514)
Other cost of sales	(990)	(1,013)
Cost of sales	(10,054)	(9,527)
Gross profit	2,290	2,149
Distribution, advertising and selling costs	(659)	(627)
Administrative expenses	(213)	(211)
Profit from operations	1	1,418	1,311
Adjusted profit from operations	1,475	1,356
Amortisation of acquired trademarks	9	(23)	—
Restructuring costs	3	—	(45)
Fair value gains and losses on derivative financial instruments	(34)	—
Investment income	5	318	283
Finance costs	5	(499)	(426)
Net finance costs	5	(181)	(143)
Adjusted net finance costs	(237)	(188)
Retirement benefits net financing income	54	46
Fair value gains and losses on derivative financial instruments	2	(1)
Profit before taxation	2	1,237	1,168
Taxation	6	(325)	(310)
Profit for the year	912	858
Attributable to:
Equity holders of the Company	905	851
Minority interests	7	7

Earnings per ordinary share	–Basic	8	134.3	p	122.2	p
–Diluted	8	133.7	p	121.6	p

All activities derive from continuing operations.

Consolidated balance sheet

at 30 September 2007

		September	September
(In £s million)	Notes	2007	2006
Non-current assets
Intangible assets	9	4,950	3,910
Property, plant and equipment	10	640	580
Investments in associates	11	4	5
Retirement benefit assets	18	602	397
Trade and other receivables	13	7	19
Deferred tax assets	17	52	71
		6,255	4,982
Current assets
Inventories	12	998	789
Trade and other receivables	13	1,254	1,067
Current tax assets	6	50	13
Cash and cash equivalents	14	380	263
Derivative financial instruments	16	71	29
		2,753	2,161
Total assets		9,008	7,143
Current liabilities
Borrowings	16	(1,067)	(1,122)
Derivative financial instruments	16	(219)	(119)
Trade and other payables	15	(1,593)	(1,433)
Current tax liabilities	6	(267)	(272)
Provisions	19	(26)	(56)
		(3,172)	(3,002)
Non-current liabilities
Borrowings	16	(4,053)	(2,930)
Trade and other payables	15	(5)	(5)
Deferred tax liabilities	17	(208)	(135)
Retirement benefit liabilities	18	(397)	(434)
Provisions	19	(32)	(39)
		(4,695)	(3,543)
Total liabilities		(7,867)	(6,545)
Net assets		1,141	598

Equity
Share capital	20	73	73
Share premium account	22	964	964
Retained earnings	22	58	(423)
Exchange translation reserve	22	23	(35)
Equity attributable to equity holders of the Company		1,118	579
Minority interests	23	23	19
Total equity		1,141	598

The financial statements on pages 68 to 114 were approved by the Board of Directors on 31 October 2007 and signed on its behalf by:

Iain Napier	Robert Dyrbus
Chairman	Director

Consolidated statement of recognised income and expense

for the year ended 30 September 2007

		Year ended	Year ended
		30 September	30 September
(In £s million)		2007	2006
Exchange movements		58	(54)
Net actuarial gains on retirement benefits		202	100
Deferred tax relating to net actuarial gains on retirement benefits		(59)	(24)
Deferred tax on other items taken directly to or transferred from equity		—	7
Current tax on other items taken directly to or transferred from equity		5	—
Net income recognised directly in equity		206	29
Profit for the year		912	858
Total recognised income and expense for the year		1,118	887

Attributable to:
Equity holders of the Company		1,111	880
Minority interests		7	7
Total recognised income and expense for the year		1,118	887

Consolidated cash flow statement
for the year ended 30 September 2007

		Year ended	Year ended
		30 September	30 September
(In £s million)	Notes	2007	2006
Cash flows from operating activities	27	999	1,155

Cash flows from investing activities
Interest received		15	13
Purchase of property, plant and equipment		(128)	(75)
Proceeds from sale of property, plant and equipment		5	15
Purchase of intangible assets – software		(5)	(7)
Purchase of intangible assets – trademarks		(5)	(368)
Purchase of businesses – net of cash acquired	24	(966)	(68)
Net cash used in investing activities		(1,084)	(490)

Cash flows from financing activities
Interest paid		(227)	(199)
Purchase of treasury shares		(105)	(556)
Proceeds from sale of shares held by Employee Share Ownership Trusts		7	7
Purchase of shares held by Employee Share Ownership Trusts		(55)	(55)
Increase in borrowings		2,324	1,356
Repayment of borrowings		(1,317)	(795)
Dividends paid to minority interests		(4)	(7)
Dividends paid to shareholders		(434)	(406)
Net cash generated by/(used in) financing activities		189	(655)

Net increase in cash and cash equivalents		104	10

Cash and cash equivalents at start of year		263	257
Effect of foreign exchange rates		13	(4)
Cash and cash equivalents at end of year		380	263

Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as endorsed by the European Union (collectively IFRS) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The financial statements have been prepared under the historical cost convention except as described in the accounting policies on financial instruments, retirement benefit schemes and share schemes below.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the Critical Accounting Estimates and Judgements note on pages 76 to 77. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions. This could affect future financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

Consolidated income statement presentation format

We continually review the content and presentation of our financial statements to ensure compliance with relevant accounting standards and regulations and also to consider their relevance and usefulness to readers. As a result of this ongoing review we have changed the format of our consolidated income statement from the nature of expense to the function format, also known as the cost of sales format. Comparative data has been restated. We believe this revised presentation will provide users of our financial statements with a better understanding of our business.

The functional presentation is also more consistent with that of our major competitors and many other European FMCG groups reporting under IFRS, and is more closely aligned with the way management reviews performance internally.

A summary of the more important Group accounting policies is set out below.

Basis of consolidation

The consolidated financial statements comprise the results of Imperial Tobacco Group PLC (the Company) and its subsidiary undertakings.

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an enterprise taking into account any potential voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the consideration plus costs directly attributable to the acquisition. The excess of the cost of the acquisition over the Group’s share of the fair value of the net identifiable assets of the subsidiary acquired is recorded as goodwill.

Intragroup transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A list of the principal subsidiaries is included on pages 117 to 118.

Foreign currency

Items included in the financial statements of each Group company are measured using the currency of the primary economic environment in which the company operates (the functional currency).

The income and cash flow statements of Group companies using non-sterling functional currencies are translated to sterling (the Group’s presentation currency) at average rates of exchange in each period. Assets and liabilities of these companies are translated at rates of exchange ruling at the balance sheet date. The differences between retained profits and losses translated at average and closing rates are taken to reserves, as are differences arising on the retranslation of the net assets at the beginning of the year.

Any translation differences that have arisen since 1 October 2004 are presented as a separate component of equity. As permitted by IFRS 1, any differences prior to this date are not included in this separate component of equity.

Transactions in currencies other than a company’s functional currency are initially recorded at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when treated as qualifying net investment hedges.

The Group designates as net investment hedges external borrowings and permanent intragroup loans up to the value of the net assets of Group companies that use non-sterling functional currencies. Gains or losses on these hedges are transferred to equity to offset any gains or losses on translation of the net assets.

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognised when a Group company has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. Sales of services, which include fees for distributing third party products, are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Duty and similar items

Duty and similar items includes duty and levies having the characteristics of duty. In countries where duty is a production tax, duty is included in the income statement as an expense. Where duty is a sales tax, duty is deducted from revenue. Payments due in the United States under the Master Settlement Agreement and the Fair and Equitable Tobacco Reform Act are treated as a production tax.

Taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided in full on temporary differences between the carrying amount of assets and liabilities in the financial statements and the tax base. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be realised. Deferred tax assets and liabilities are not discounted. Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date, and are expected to apply when the deferred tax liability is settled or the deferred tax asset is realised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries (including overseas subsidiaries), except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except where it relates to items recognised directly in equity, in which case it is recognised in equity.

Dividends

Final dividends are recognised as a liability in the period in which the dividends are approved by shareholders, while interim dividends are recognised in the period in which the dividends are paid.

Intangible assets – goodwill

Goodwill represents the excess of the cost of an acquisition over the Group’s share of the fair value of the net identifiable assets and liabilities acquired.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised. Previously all goodwill was written off through equity in the period of acquisition. As permitted under IFRS 1, goodwill arising on acquisitions prior to 1 October 2004 is stated in accordance with UK GAAP and has not been remeasured on transition to IFRS. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Any impairment is recognised immediately in the income statement and cannot be subsequently reversed. Goodwill is allocated to groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Gains or losses on the disposal of a Group company are determined by comparing the proceeds with the carrying value of the Group company’s assets and liabilities including the carrying amount of related goodwill. Goodwill previously written off directly to reserves under UK GAAP is not recycled to the income statement on the disposal of the subsidiary to which it relates.

Intangible assets – other

These consist mainly of acquired trademarks and computer software which are carried at cost less accumulated amortisation and impairment. Trademarks include the Davidoff cigarette trademark which was acquired in September 2006. The Directors are of the opinion that this trademark has an indefinite life, based on the fact that Davidoff is an established international brand with global growth potential. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and computer software are amortised on a straight line basis over their useful lives. For trademarks (other than Davidoff) the useful life does not exceed 20 years. Computer software is written off over a period that does not exceed five years.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets’ carrying amounts or recognised as a separate asset as appropriate only when it is probable that future economic benefits associated with them will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement as incurred.

Land is not depreciated. Depreciation is provided on other property, plant and equipment so as to write off the initial cost of each asset to its residual value over its estimated useful life as follows:

Buildings	up to 50 years	(straight line)
Plant and equipment	2 – 20 years	(straight line/reducing balance)
Fixtures and motor vehicles	2 – 14 years	(straight line)

The assets’ residual values and useful lives are reviewed and, if appropriate, adjusted at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Impairment of assets

Assets that are not subject to amortisation or depreciation are tested at least annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument. Financial assets are de-recognised when the rights to receive benefits have expired or been transferred, and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are de-recognised when the obligation is extinguished.

Non-derivative financial assets are classified as loans and receivables (including cash and cash equivalents). Receivables are initially recognised at fair value and are subsequently stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of those receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is recognised in the income statement. For interest-bearing assets, the carrying value includes accrued interest receivable.

Cash and cash equivalents include cash in hand and deposits held on call, together with other short term highly liquid investments.

Non-derivative financial liabilities are initially recognised at fair value and are subsequently stated at amortised cost using the effective interest method. For borrowings, the carrying value includes accrued interest payable, as well as unamortised issue costs. All borrowing costs are recognised in profit or loss in the period in which they are incurred.

The Group transacts derivative financial instruments to manage the underlying exposure to foreign exchange and interest rate risks. The Group does not transact derivative financial instruments for trading purposes. Derivative financial assets and liabilities are included in the balance sheet at fair value, which includes accrued interest receivable and payable where relevant. However, as the Group has decided not to hedge account for its derivative financial instruments (as permitted under IAS 39), changes in fair values are recognised in the income statement in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Leaf tobacco inventory which has an operating cycle that exceeds twelve months is classified as a current asset, consistent with recognised industry practice.

Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle that obligation, and a reliable estimate of the amount can be made.

A provision for restructuring is recognised when the Group has approved a detailed formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Future operating losses are not provided for.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Retirement benefit schemes

The Group operates a number of retirement benefit schemes for its employees, including both defined benefit and defined contribution schemes.

Under a defined benefit scheme, the amount of retirement benefit that will be received by an employee is defined. The amount recognised in the balance sheet is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of the scheme assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows.

The service cost of providing retirement benefits to employees during the year is charged to profit from operations.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the average vesting period. All actuarial gains and losses, including differences between actual and expected returns on assets and differences that arise as a result of changes in actuarial assumptions, are recognised immediately in full in the statement of recognised income and expense for the period in which they arise.

A credit representing the expected return on plan assets of the retirement benefit schemes during the year is included within net finance costs. This is based on the market value of the assets of the schemes at the start of the financial year. A charge is also made within net finance costs for the expected increase in the liabilities of the retirement benefit schemes during the year. This arises from the schemes being one year closer to payment.

For defined contribution schemes, the Group pays a defined contribution to the scheme; there are no further payment obligations once these contributions have been paid. Such contributions are recognised as an employee benefit expense when they are due. Any prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

The Group applies the requirements of IFRS 2 “Share-based payment” to share-based employee compensation schemes in respect of awards granted after 7 November 2002 which remained unvested at 1 January 2005, the dates specified in IFRS 1.

The Group operates equity-settled and cash-settled share-based compensation schemes. The cost of employees’ services received in exchange for the grant of rights under both types of scheme is expensed over the vesting period, and is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions (e.g. earnings per share). Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of instruments that are expected to become exercisable under all schemes, and re-measures the fair value of the cash-settled schemes. The Group recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity for equity-settled schemes and current liabilities for cash-settled schemes. The fair value is measured based on an appropriate valuation model, taking into account the terms and conditions of the award.

In order to manage the related exposure, the Group funds the purchase of the number of shares necessary to satisfy rights to shares arising under share-based employee compensation schemes. Shares acquired to satisfy those rights are held in Employee Share Ownership Trusts. On consolidation, these shares are accounted for as a deduction from equity attributable to the equity holders of the Company. No additional shares are issued as a result of the Group’s share-based employee compensation schemes. When the rights are exercised, equity is increased by the amount of any proceeds received.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted on consolidation from equity attributable to the equity holders of the Company until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders of the Company.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment.

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products. The management structure is based on geographical regions. These geographical regions of UK, Germany, Rest of Western Europe, United States and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. Central costs are allocated to segments on a consistent basis of net revenue.

The prices agreed between Group companies for intragroup sales of materials, manufactured goods, charges for royalties, commissions and fees are based on normal commercial practices which would apply between independent businesses.

Use of adjusted measures

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the financial statements, adjusted and reported finance costs in note 5, adjusted and reported taxation in note 6, and adjusted and reported earnings per share in note 8. The adjusted measures in this report are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

The principal adjustments made to reported profits are as follows:

Amortisation of acquired trademarks

Acquired trademarks are recognised as intangible assets, and are amortised over their estimated useful economic lives where these are considered to be finite. Acquired trademarks considered to have an indefinite life are not amortised. We exclude the amortisation of acquired trademarks and deferred tax relating to tax deductible amortisation from our adjusted earnings measures.

Restructuring costs

Significant one-off costs incurred in integrating acquired businesses and in major rationalisation initiatives together with their related tax effects are excluded from our adjusted earnings measures.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognised on the balance sheet at fair value, and that changes in the fair value are recognised in the income statement unless the instrument qualifies for hedge accounting under IAS 39.

The Group hedges underlying exposures in an efficient, commercial and structured manner. However, the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting as permitted under IAS 39. We exclude fair value gains and losses on derivative financial instruments used to commercially hedge interest rate risk from adjusted net financing costs. We also exclude fair value gains on derivative financial instruments used to commercially hedge investments in foreign operations from adjusted profit from operations.

Retirement benefits net financing income

The expected return on plan assets and the interest on retirement benefit liabilities are included within net finance costs. Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted measures of net finance costs and earnings per share.

Other non-GAAP measures used by management

Net revenue

Net revenue comprises revenue less duty and similar items. The segmental analysis in note 1 includes amounts for net revenue which management regards as an important measure in assessing the profitability of operations.

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

New Standards and Interpretations not yet effective and not adopted early

At the date of approval of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were issued but application was not mandatory for the period:

IFRS 7	Financial Instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures

IFRS 8	Operating Segments

IFRIC 10	Interim Financial Reporting and Impairment

IFRIC 11	Group and Treasury Share Transactions

IFRIC 12	Service Concession Arrangements

IFRIC 13	Customer Loyalty Programmes

IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the net assets or results of the Group.

Critical accounting estimates and judgements

The Group makes estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the future, actual experience may deviate from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Legal proceedings

In accordance with IFRS, the Group only recognises liabilities where there is a present obligation from a past event, a transfer of economic benefits is probable and the amount of costs of the transfer can be reliably estimated. In such instances a provision is calculated and recorded in the financial statements. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the financial statements.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group; or a present obligation arising from past events that is not recognised in the financial statements because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability.

Realisation of any contingent liabilities not currently recognised or disclosed in the financial statements could have a material effect on the Group’s financial condition.

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking and health-related effects is inherently difficult, given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such claims requires the Group’s management to make determinations about various factual and legal matters beyond its control.

The Group reviews outstanding legal cases following developments in the legal proceedings and at each balance sheet date, in order to assess the need for provisions in its financial statements. Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience of similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment.

To the extent that the Group’s determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with an adverse impact upon the Group’s profit from operations, financial position and liquidity.

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects. In the opinion of the Group’s lawyers, the Group has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have an adverse effect upon the revenue, profit or financial condition of the Group. Consequently, in respect of any such cases, the Group has not provided for any amounts in the consolidated financial statements. See note 26 to these financial statements.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill and the Davidoff cigarette trademark) and property, plant and equipment are amortised or depreciated over their useful lives. Useful lives are based on management’s estimates of the period over which the assets will generate revenue, and are periodically reviewed for continued appropriateness. Due to the long lives of certain assets, changes to the estimates used can result in significant variations in the carrying value.

The Group assesses the impairment of property, plant and equipment and intangible assets subject to amortisation or depreciation whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include the following:

•                  significant underperformance relative to historical or projected future operating results;

•                  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•                  significant negative industry or economic trends.

Additionally, goodwill arising on acquisitions and the Davidoff cigarette trademark are subject to impairment review. The Group’s management undertakes an impairment review annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. When it is determined that there is an indicator that the carrying value may not be recoverable, impairment is measured based on estimates of the fair values of the underlying assets of the cash-generating unit.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the Group’s accounting estimates in relation to property, plant and equipment and intangible assets affect the amounts reported in the financial statements, especially the estimates of the expected useful economic lives and the carrying values of those assets. If business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts could be reported in the Group’s financial statements.

See notes 9 and 10 to these financial statements.

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the Group are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 18. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the Group’s financial statements.

Income taxes

The Group is subject to income tax in numerous jurisdictions and significant judgement is required in determining the provision for tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of the additional taxes that are likely to become due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

See note 6 to these financial statements.

Notes to the financial statements

1. Segmental information

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products. The management structure is based on geographical regions. These geographical regions of UK, Germany, Rest of Western Europe, US and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. Central costs are allocated to segments on the basis of net revenue.

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006 have been restated accordingly. Similarly the 2006 results of our US business have been reclassified from ‘Rest of the World’ to ‘US’ as the US segment has been introduced following the acquisition of Commonwealth Brands.

Geographical consolidated income statement by destination of sales

2007		Duty and		Profit from
(In £s million)	Revenue	similar items	Net revenue	operations
UK	4,842	3,966	876	555
Germany	2,645	2,121	524	232
Rest of Western Europe	1,746	1,111	635	319
US	266	149	117	35
Rest of the World	2,845	1,717	1,128	277
	12,344	9,064	3,280	1,418

2006		Duty and		Profit from
(In £s million)	Revenue	similar items	Net revenue	operations
UK	4,762	3,927	835	496
Germany	2,698	2,123	575	239
Rest of Western Europe	1,647	1,010	637	321
US	14	—	14	4
Rest of the World	2,555	1,454	1,101	251
	11,676	8,514	3,162	1,311

Geographical reconciliation from profit from operations to adjusted profit from operations by destination of sales

				Fair value
				changes on
				derivative	Adjusted
2007	Profit from	Amortisation	Restructuring	financial	profit from
(In £s million)	operations	of trademarks*	costs	instruments	operations*
UK	555	—	—	9	564
Germany	232	—	—	6	238
Rest of Western Europe	319	—	—	7	326
US	35	17	—	—	52
Rest of the World	277	6	—	12	295
	1,418	23	—	34	1,475

				Fair value
				changes on
				derivative	Adjusted
2006	Profit from	Amortisation	Restructuring	financial	profit from
(In £s million)	operations	of trademarks*	costs	instruments	operations*
UK	496	n/a	10	—	506
Germany	239	n/a	31	—	270
Rest of Western Europe	321	n/a	3	—	324
US	4	n/a	—	—	4
Rest of the World	251	n/a	1	—	252
	1,311	n/a	45	—	1,356

*                 Amortisation of trademarks relates principally to Commonwealth Brands’ trademarks acquired in 2007 and trademarks acquired in Australia and New Zealand in 1999. Adjusted profit from operations has not been restated for 2006 as the trademark amortisation effect was not significant in that year.

Geographical analysis of other segment items

	By destination of sales				By location of business unit
	Capital expenditure				Capital expenditure
2007	Property, plant	Intangible			Property, plant	Intangible
(In £s million)	and equipment	assets	Depreciation	Amortisation	and equipment	assets
UK	21	2	22	2	26	2
Germany	24	1	10	1	46	1
Rest of Western Europe	6	—	5	—	5	—
US	2	5	—	17	2	5
Rest of the World	75	2	51	7	49	2
	128	10	88	27	128	10

	By destination of sales				By location of business unit
	Capital expenditure				Capital expenditure
2006	Property, plant	Intangible			Property, plant	Intangible
(In £s million)	and equipment	assets	Depreciation	Amortisation	and equipment	assets
UK	24	5	23	3	29	5
Germany	14	29	22	2	16	369
Rest of Western Europe	8	47	10	2	4	—
US	—	—	—	—	—	—
Rest of the World	29	294	39	2	26	1
	75	375	94	9	75	375

Geographical analysis of assets and liabilities by destination of sales

	2007			2006
(In £s million)	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
UK	875	(646)	229	885	(670)	215
Germany	1,754	(301)	1,453	1,659	(310)	1,349
Rest of Western Europe	1,193	(202)	991	1,137	(252)	885
US	1,012	(119)	893	4	(1)	3
Rest of the World	3,019	(388)	2,631	2,685	(300)	2,385
	7,853	(1,656)	6,197	6,370	(1,533)	4,837
Unallocated assets and liabilities:
Cash and cash equivalents	380	—	380	263	—	263
Borrowings	—	(5,120)	(5,120)	—	(4,052)	(4,052)
Retirement benefit asset/(liability)	602	(397)	205	397	(434)	(37)
Taxation	102	(475)	(373)	84	(407)	(323)
Derivative financial instruments	71	(219)	(148)	29	(119)	(90)
	9,008	(7,867)	1,141	7,143	(6,545)	598

Geographical analysis of assets and liabilities by location of business unit

	2007			2006
(In £s million)	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
UK	947	(674)	273	937	(720)	217
Germany	2,236	(326)	1,910	2,027	(320)	1,707
Rest of Western Europe	1,053	(208)	845	1,028	(243)	785
US	1,025	(126)	899	4	(1)	3
Rest of the World	2,592	(322)	2,270	2,374	(249)	2,125
	7,853	(1,656)	6,197	6,370	(1,533)	4,837

2. Profit before taxation

Profit before taxation is stated after charging/(crediting):

(In £s million)	2007	2006
Raw materials and consumables used	643	641
Employment costs (note 4)	471	468
Depreciation of property, plant and equipment	88	94
Amortisation of intangible assets	27	9
Operating lease charges:
– plant and equipment	2	2
– other assets	11	10
Net foreign exchange losses/(gains)	22	(18)
Write-down of inventories	5	3
Profit on disposal of property, plant and equipment	(2)	—
Repairs and maintenance costs	19	24
Impairment of trade receivables	1	(1)

Analysis of fees payable to PricewaterhouseCoopers LLP and its associates

(In £s million)	2007	2006
Audit fees in respect of the audit of the accounts of the Company	0.9	0.9
Audit fees in respect of the audit of the accounts of associates of the Company	2.2	2.4
Fees for other services supplied pursuant to legislation	0.4	0.4
	3.5	3.7
Other services relating to taxation	1.3	1.1
Services relating to corporate finance transactions	0.2	0.1
Other services	0.1	—
	5.1	4.9

Of the above fees £0.6 million (2006: £0.1 million) has been capitalised in the balance sheet.

Subsequent to the publication of our 2006 results, and following the publication of further technical guidance, the 2006 analysis of fees payable to our auditors has been restated to reclassify £1.2 million of fees for work related to Sarbanes-Oxley s404 attestation. This amount has been reclassified from fees for other services supplied pursuant to legislation and has been included within audit fees in respect of the accounts of the Company (£0.3 million) and of the associates of the Company (£0.9 million).

It is the responsibility of the Board of Trustees of the Imperial Tobacco Pension Fund to appoint the auditors to the scheme. The Board of Trustees acts independently of Group management. The fees paid to PricewaterhouseCoopers in respect of the audit of the Imperial Tobacco Pension Fund were £26,400 (2006: £23,500).

3. Restructuring costs

(In £s million)	2007	2006
Employment related (mainly termination)	—	23
Fixed asset write offs and impairment	—	17
Other operating charges	—	5
	—	45

There were no restructuring costs in the year ended 30 September 2007.

In 2006 restructuring costs were primarily in respect of the closure of our Liverpool and Lahr factories.

4. Directors and employees

(In £s million)	2007	2006
Employment costs
Wages and salaries	343	340
Social security costs	58	61
Pension costs (note 18)	54	51
Share-based payments (note 21)	16	16
	471	468

Details of Directors’ emoluments and interests, and of key management compensation which represent the only related party transactions requiring disclosure under IAS 24, are provided within the Directors’ Remuneration Report on pages 48 to 65. These disclosures form part of the financial statements.

Average number of persons employed by the Group by location during the year

	2007	2006
UK	2,002	2,425
Germany	2,120	2,328
Rest of Western Europe	1,463	1,443
US	417	39
Rest of the World	8,219	8,251
	14,221	14,486

5. Net finance costs

(In £s million)	2007	2006
Interest on bank deposits	(14)	(13)
Expected return on retirement benefit assets	(203)	(188)
Fair value gains on derivative financial instruments	(101)	(82)
Investment income	(318)	(283)
Interest on bank and other loans	251	201
Interest on retirement benefit liabilities	149	142
Fair value losses on derivative financial instruments	99	83
Finance costs	499	426
Net finance costs	181	143

Reconciliation from net finance costs to adjusted net finance costs

(In £s million)	2007	2006
Reported net finance costs	181	143
Expected return on retirement benefit assets	203	188
Interest on retirement benefit liabilities	(149)	(142)
Fair value gains on derivative financial instruments	101	82
Fair value losses on derivative financial instruments	(99)	(83)
Adjusted net finance costs	237	188

6. Taxation

Analysis of charge in the year

(In £s million)	2007	2006
Current tax
UK corporation tax at 30% (2006: 30%)	120	148
Overseas taxation	172	164
Total current tax	292	312
Deferred tax
Origination and reversal of temporary differences	33	(2)
Total tax charge	325	310

Reconciliation from reported taxation to adjusted taxation

The table below shows the tax impact of the adjustments made to reported profit before tax in order to arrive at the adjusted measure of earnings disclosed in note 8.

(In £s million)	2007	2006
Reported taxation	325	310
Deferred tax on amortisation of acquired trademarks	(10)	—
Tax on restructuring costs	—	16
Tax on retirement benefits net financing income	(15)	(16)
Tax on fair value gains and losses on derivative financial instruments	10	—
Adjusted tax charge	310	310

Factors affecting the current tax charge for the year

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK corporation tax rate of 30% as follows:

(In £s million)	2007	2006
Profit before tax	1,237	1,168
Tax at the UK corporation tax rate of 30% (2006: 30%)	371	350
Tax effects of:
Differences in effective tax rates on overseas earnings	(51)	(24)
Unrecognised deferred tax asset	3	6
Items not deductible for tax purposes	9	2
Adjustments in respect of prior periods	(7)	(24)
Total tax charge	325	310

Factors that may affect future tax charges

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as the Group is able to control the source and timing of future remittances. The Group currently has no plans to remit dividends which would result in a material tax cost.

Movement on current tax account

(In £s million)	2007	2006
As at 1 October	(259)	(191)
Exchange movements	(1)	1
Charged to income statement	(292)	(312)
Credited to equity	5	—
Cash paid	320	236
Other movements	10	7
As at 30 September	(217)	(259)

Analysis of current tax account

(In £s million)	2007	2006
Current tax assets	50	13
Current tax liabilities	(267)	(272)
	(217)	(259)

7. Dividends

Amounts recognised as distributions to ordinary shareholders in the year

(In £s million)	2007	2006
Final dividend for the year ended 30 September 2006 of 43.5p per share (2005: 39.5p)	293	279
Interim dividend for the year ended 30 September 2007 of 21.0p per share (2006: 18.5p)	141	127
	434	406

A final dividend for the year ended 30 September 2007 of 48.5 pence per share has been proposed. This amounts to £326 million based on the number of shares ranking for dividend at 30 September 2007. At the year end, the shareholders had not yet approved the final dividend and therefore it is not included in the balance sheet as a liability.

8. Earnings per share

Basic earnings per share is based on the profit for the year attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the year excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued if rights held under the employee share schemes were exercised. No instruments have been excluded from the calculation on the grounds that they are anti-dilutive.

(In £s million)	2007	2006
Earnings: basic and diluted	905	851

(In millions of shares)
Weighted average number of shares:
Shares for basic earnings per share	673.8	696.3
Potentially dilutive share options	2.9	3.3
Shares for diluted earnings per share	676.7	699.6

(In pence)
Basic earnings per share	134.3	122.2
Diluted earnings per share	133.7	121.6

Reconciliation from reported to adjusted earnings and earnings per share

	2007			2006
(In £s million unless otherwise indicated)	EPS		Earnings	EPS		Earnings
Reported basic	134.3	p	905	122.2	p	851
Amortisation of acquired trademarks	4.9	p	33	n/a		n/a
Restructuring costs	—	p	—	4.2	p	29
Retirement benefits net financing income	(5.8	)p	(39)	(4.3	)p	(30)
Fair value gains and losses on derivative financial instruments	3.3	p	22	0.1	p	1
Adjusted	136.7	p	921	122.2	p	851

9. Intangible assets

2007
(In £s million)	Goodwill	Trademarks	Software	Total
Cost
As at 1 October 2006	3,446	508	34	3,988
Exchange movements	86	—	—	86
Acquisitions (note 24)	305	670	—	975
Additions	—	5	5	10
Disposals	—	—	(1)	(1)
As at 30 September 2007	3,837	1,183	38	5,058

Amortisation
As at 1 October 2006	—	58	20	78
Exchange movements	—	4	—	4
Amortisation charge for the year	—	23	4	27
Disposals	—	—	(1)	(1)
As at 30 September 2007	—	85	23	108

Net book value
As at 30 September 2007	3,837	1,098	15	4,950
As at 1 October 2006	3,446	450	14	3,910

2006
(In £s million)	Goodwill	Trademarks	Software	Total
Cost
As at 1 October 2005	3,449	149	29	3,627
Exchange movements	(14)	(9)	(1)	(24)
Acquisitions (note 24)	11	—	—	11
Additions	—	368	7	375
Disposals	—	—	(1)	(1)
As at 30 September 2006	3,446	508	34	3,988

Amortisation
As at 1 October 2005	—	55	18	73
Exchange movements	—	(3)	—	(3)
Amortisation charge for the year	—	6	3	9
Disposals	—	—	(1)	(1)
As at 30 September 2006	—	58	20	78

Net book value
As at 30 September 2006	3,446	450	14	3,910
As at 1 October 2005	3,449	94	11	3,554

Intangible amortisation is included within administrative expenses in the consolidated income statement.

Acquisition of Davidoff cigarette trademark

On 5 September 2006, the Group acquired the worldwide Davidoff cigarette trademark for a cash consideration of £368 million. The Group had been the long term licensee of the trademark following the acquisition of Reemtsma in 2002. Based on the fact that Davidoff is an established international brand with global growth potential, the Directors consider that the Davidoff cigarette trademark has an indefinite life and it is therefore not subject to amortisation. It is, however, subject to an annual impairment review under the requirements of IAS 36.

9. Intangible assets continued

Goodwill and intangible asset impairment review

Goodwill and intangible assets with indefinite lives are allocated to the Group’s cash-generating units (CGUs), which have been identified according to the country of operation for distribution units, with manufacturing identified as a single separate unit. A summary of the carrying value of goodwill and intangible assets with indefinite lives, presented at CGU level, is shown as follows:

	2007		2006
		Intangible		Intangible
		assets with		assets with
(In £s million)	Goodwill	indefinite lives	Goodwill	indefinite lives
UK	42	—	42	—
Germany	1,196	29	1,164	28
Rest of Western Europe	354	48	345	47
US	296	—	—	—
Rest of the World	1,594	301	1,549	293
Manufacturing	355	—	346	—
	3,837	378	3,446	368

The goodwill in Germany and the Rest of the World arose principally on the acquisition of Reemtsma in 2002.

The goodwill in the United States arose on the acquisition of Commonwealth Brands in 2007.

The Group tests goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if there are any indications that impairment may have arisen. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections derived from three-year financial budgets which are based on management’s experience and expectations and are approved by the Board annually. The compound annual growth rates implicit in these plans, which are used for the initial three years in the value-in-use calculations, are shown below. Cash flows beyond the three year period are extrapolated using the estimated long term growth rate of 3% per annum. A pre-tax discount rate of 10% is used, in line with the Group’s weighted average cost of capital.

No impairment charges were recognised in 2007 (2006: nil).

	Initial	Long term
	growth rate(1)	growth rate(2)
UK	6.3%	3.0%
Germany	2.0%	3.0%
Rest of Western Europe	7.9%	3.0%
US	16.8%	3.0%
Rest of the World	7.6%	3.0%

(1) Weighted average compound annual growth rate used for first three years in value-in-use calculations.

(2) Weighted average compound annual growth rate used to extrapolate cash flows beyond the initial three years.

10. Property, plant and equipment

			Fixtures and
2007		Plant and	motor
(In £s million)	Property	equipment	vehicles	Total
Cost
As at 1 October 2006	157	780	159	1,096
Exchange movements	6	16	4	26
Acquisitions (note 24)	1	9	—	10
Additions	6	98	24	128
Disposals	(2)	(50)	(19)	(71)
As at 30 September 2007	168	853	168	1,189

Depreciation
As at 1 October 2006	12	415	89	516
Exchange movements	—	10	3	13
Charge for the year	6	61	21	88
Disposals	(1)	(48)	(19)	(68)
As at 30 September 2007	17	438	94	549

Net book value
As at 30 September 2007	151	415	74	640
As at 1 October 2006	145	365	70	580

			Fixtures and
2006		Plant and	motor
(In £s million)	Property	equipment	vehicles	Total
Cost
As at 1 October 2005	166	776	151	1,093
Exchange movements	(2)	(14)	(1)	(17)
Reclassifications	—	(2)	2	—
Acquisitions (note 24)	—	1	1	2
Additions	2	52	21	75
Disposals	(9)	(33)	(15)	(57)
As at 30 September 2006	157	780	159	1,096

Depreciation
As at 1 October 2005	3	370	78	451
Exchange movements	—	(5)	(1)	(6)
Charge for the year	6	67	21	94
Impairment	6	10	1	17
Disposals	(3)	(27)	(10)	(40)
As at 30 September 2006	12	415	89	516

Net book value
As at 30 September 2006	145	365	70	580
As at 1 October 2005	163	406	73	642

Land and buildings at net book value

(In £s million)			2007	2006
Freehold			140	133
Long leasehold			11	12
			151	145

No assets (2006: net book value of £1 million) are pledged as security for liabilities.

11. Investments in associates

(In £s million)	2007	2006
As at 1 October	5	5
Impairment	(1)	—
As at 30 September	4	5

12. Inventories

(In £s million)	2007	2006
Raw materials	290	259
Work in progress	13	14
Finished inventories	505	410
Other inventories	190	106
	998	789

Other inventories comprise mainly duty-paid tax stamps.

It is generally recognised industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw materials inventories at the balance sheet date will ordinarily be utilised within two years.

13. Trade and other receivables

	2007		2006
(In £s million)	Current	Non-current	Current	Non-current
Trade receivables	1,156	—	1,012	—
Less: provision for impairment of receivables	(7)	—	(6)	—
Net trade receivables	1,149	—	1,006	—
Other receivables	22	3	16	15
Prepayments and accrued income	83	4	45	4
	1,254	7	1,067	19

14. Cash and cash equivalents

(In £s million)			2007	2006
Cash at bank and in hand			364	246
Short term deposits and other liquid assets			16	17
			380	263

15. Trade and other payables

	2007		2006
(In £s million)	Current	Non-current	Current	Non-current
Trade payables	140	—	123	—
Other taxes, duties and social security contributions	1,274	—	1,126	—
Deferred consideration	8	—	8	—
Other payables	53	1	70	1
Accruals and deferred income	118	4	106	4
	1,593	5	1,433	5

16. Borrowings and derivative financial instruments

(i) Management of financial risk

The Group operates a centralised treasury function, Group Treasury, that is responsible for the management of the financial risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit centre, nor does it enter into speculative transactions. The Group Treasury Committee oversees the operation of Group Treasury in accordance with terms of reference set out by the Board. The Group Treasurer reports on a regular basis to the Board, including the provision of monthly treasury summaries.

Accounting for derivative financial instruments and hedging activities

IAS 39 requires that all derivative financial instruments are recognised in the balance sheet at fair value, with changes in the fair value being recognised in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The Group hedges underlying exposures in an efficient, commercial and structured manner. However, the strict hedging requirements of IAS 39 may lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39. The information contained in sections (ii) and (iii) below shows the underlying borrowing position before the effect of interest rate swaps and cross currency swaps. However, the Group does apply net investment hedging, designating certain borrowings as hedges of the net investment in the Group’s foreign operations. See section (v) for details.

Foreign exchange risk

The Group is exposed to movements in foreign exchange rates due to its commercial trading denominated in foreign currencies, the foreign currency borrowings (both pre and post cross currency swaps), the translation of the net assets of its foreign operations into the consolidated financial statements and foreign currency denominated costs.

In 2007, 73% of net revenue (2006: 74%) and 61% of profit from operations (2006: 62%) was in international markets. Certain sales in these markets are invoiced in currencies other than the functional currency of the selling company, in particular Taiwanese dollars. The Group uses foreign currency derivative financial instruments, such as forward foreign exchange contracts, to reduce exposure to the risk that these sales will be adversely affected by changes in exchange rates. As at 30 September 2007, there were £20 million (2006: £32 million) notional outstanding forward foreign exchange contracts, the fair value of which was £0.4 million (2006: £1.4 million).

The material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in US dollars, and packaging materials which are sourced from various countries and purchased in a number of currencies.

The Group issues debt in the market or markets that are most appropriate at the time of execution and uses derivative financial instruments, such as cross currency swaps, to change the debt into the desired currency.

The Group has foreign operations whose net assets are exposed to foreign currency translation risk when consolidated into the Group financial statements. A proportion of the currency exposure arising from the net assets of the Group’s foreign operations is managed through borrowings (post cross currency swaps) denominated in the relevant foreign currencies.

Interest rate risk

The Group is exposed to interest rate risk due to its borrowings and cash deposits. The most material risk is in respect of its borrowings. Group Treasury monitors the Group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals. As at 30 September 2007, approximately 12% (2006: 21%) of adjusted net debt was denominated in sterling, 70% in euro (2006: 79%) and 18% in US dollars (2006: nil). Accordingly, the Group’s financial results are currently exposed to gains or losses arising from fluctuations in sterling, euro and US dollar interest rates. In order to manage its interest rate risk on the borrowings, the Group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. The Group then transacts interest rate swaps at other times for different notional amounts and different maturities to manage the Group’s exposure to interest rate risk. As at 30 September 2007, 39% (2006: 42%) of adjusted net debt was at a floating rate of interest and 61% (2006: 58%) at a fixed rate of interest (including collars).

Credit risk

The Group is exposed to credit risk due to its trade receivables due from customers and cash deposits and financial instruments transacted with financial institutions.

The Group has some significant concentrations of customer credit risk. However, the Group has implemented policies to ensure that sales of products are made to customers with an appropriate credit history and obtains guarantees or other means of credit support to reduce the risk where this is considered to be necessary.

The Group has no significant concentrations of credit risk from financial institutions. The Group has placed cash deposits and entered into derivative financial instruments with a diversified group of financial institutions with suitable credit ratings in order to manage its credit risk to any one financial institution.

Liquidity risk

The Group is exposed to liquidity risk arising from having insufficient funds to meet the financing needs of the Group.

The Group actively maintains a mixture of long term and short term committed facilities that are designed to ensure that the Group has sufficient available funds for the forecast requirements of the Group. As at 30 September 2007 the Group had £777 million (2006: £504 million) of undrawn committed facilities, maturing in 2010. These figures exclude the facilities arranged to finance the potential Altadis acquisition.

As well as forecasting and monitoring the Group’s core liquidity needs, the Group Treasury function is in regular dialogue with subsidiary companies to ensure their liquidity needs are met.

Price risk

The Group is exposed to commodity price risk in that there may be fluctuations in the price of tobacco leaf.

As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Also, different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.

The Group seeks to reduce this price risk by sourcing tobacco leaf from a number of different countries, sourcing from various counterparties and by varying the levels of tobacco leaf held.

(ii) Borrowings

The Group’s borrowings at the balance sheet date are as follows:

(In £s million)	2007	2006
Current borrowings
Bank loans and overdrafts	1,067	85
Capital market issuance:
€1,500m 6.25% notes due 2007	—	1,037
Total current borrowings	1,067	1,122
Non-current borrowings
Bank loans	1,845	2,041
Capital market issuance:
US$600m 7.125% notes due 2009	304	322
£350m 6.875% notes due 2012	357	361
€1,200m 4.375% notes due 2013	867	—
£450m 5.5% notes due 2016	470	—
£200m 6.25% notes due 2018	210	206
Total non-current borrowings	4,053	2,930
Total borrowings	5,120	4,052

Current borrowings and non-current borrowings at 30 September 2007 include interest payable of £4 million (2006: £20 million) and £84 million (2006: £22 million) respectively.

(iii) Currency analysis and effective interest rates of financial assets and financial liabilities

The currency denomination, the maturities and the effective interest rates of the Group’s financial assets and liabilities as at 30 September 2007 are as follows:

	Maturity
	Less than		Between		Between		More than			Weighted
	1 year		1 and 2 years		2 and 5 years		5 years		Total	average
	£m	%	£m	%	£m	%	£m	%	£m	%
Assets/(liabilities) (before the impact of cross currency swaps and interest rate swaps)
Cash and cash equivalents
Sterling	98	5.3							98	5.3
Euro	142	3.5							142	3.5
US dollars	40	4.3							40	4.3
Other	100	4.4							100	4.4
Total cash and cash equivalents	380								380
Weighted average receivable interest rate		4.3								4.3

Trade receivables
Sterling	546	—							546	—
Euro	375	—							375	—
US dollars	54	—							54	—
Other	181	—							181	—
Total trade receivables	1,156	—							1,156	—

Trade payables
Sterling	(45)	—							(45)	—
Euro	(40)	—							(40)	—
US dollars	(19)	—							(19)	—
Other	(36)	—							(36)	—
Total trade payables	(140)	—							(140)	—

Borrowings – by currency
Sterling	(25)	4.3			(656)	6.8	(680)	5.7	(1,361)	6.2
Euro	(91)	4.6			(1,546)	4.8	(867)	4.3	(2,504)	4.6
US dollars	(950)	5.6	(304)	7.0					(1,254)	5.9
Other	(1)	5.5							(1)	5.5
Total borrowings	(1,067)		(304)		(2,202)		(1,547)		(5,120)

Borrowings – by class of instrument
Bank borrowings	(1,067)	5.5			(1,845)	5.1			(2,912)	5.3
Capital market issuance			(304)	7.0	(357)	6.8	(1,547)	4.9	(2,208)	5.5
Total borrowings	(1,067)		(304)		(2,202)		(1,547)		(5,120)
Weighted average payable interest rate		5.5		7.0		5.4		4.9		5.4

The effective interest rates shown in the table above have been calculated excluding the accrued interest balances.

The bank borrowings are floating rate liabilities. The majority bear interest at rates set in advance by reference to LIBOR in the case of sterling and US dollars and to EURIBOR in the case of euro borrowings. The capital market issuance in place at 30 September 2007 bears interest (pre interest rate swaps) at a fixed rate until maturity.

The impact of interest rate swaps and cross currency swaps to manage the resultant interest rate risk arising is shown in section (iv) below.

The currency denomination, the maturities and the effective interest rates of the Group’s financial assets and liabilities as at 30 September 2006 were as follows:

	Maturity
	Less than		Between		Between		More than			Weighted
	1 year		1 and 2 years		2 and 5 years		5 years		Total	average
	£m	%	£m	%	£m	%	£m	%	£m	%
Assets/(liabilities) (before the impact of cross currency swaps and interest rate swaps)
Cash and cash equivalents
Sterling	67	4.3							67	4.3
Euro	99	2.5							99	2.5
Other	97	3.3							97	3.3
Total cash and cash equivalents	263								263
Weighted average receivable interest rate		3.2								3.2

Trade receivables
Sterling	573	—							573	—
Euro	256	—							256	—
Other	183	—							183	—
Total trade receivables	1,012	—							1,012	—

Trade payables
Sterling	(37)	—							(37)	—
Euro	(55)	—							(55)	—
Other	(31)	—							(31)	—
Total trade payables	(123)	—							(123)	—

Borrowings – by currency
Sterling	(24)	5.3			(501)	5.3	(567)	6.6	(1,092)	6.0
Euro	(1,094)	6.2	(1)	9.2	(1,539)	3.5			(2,634)	4.6
US dollars	(1)	5.8			(322)	7.1			(323)	7.1
Other	(3)	4.3							(3)	4.3
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)

Borrowings – by class of instrument
Bank borrowings	(85)	4.8	(1)	9.2	(2,040)	3.9			(2,126)	4.0
Capital market issuance	(1,037)	6.2			(322)	7.1	(567)	6.6	(1,926)	6.5
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)
Weighted average payable interest rate		6.1		9.2		4.4		6.6		5.2

The effective interest rates shown in the table above have been calculated excluding the accrued interest balances.

The bank borrowings are floating rate liabilities. The majority bear interest at rates set in advance by reference to LIBOR in the case of sterling and US dollars and to EURIBOR in the case of euro borrowings. The capital market issuance in place at 30 September 2006 bears interest (pre interest rate swaps) at a fixed rate until maturity.

The impact of interest rate swaps and cross currency swaps to manage the resultant interest rate risk arising is shown in section (iv) below.

(iv) Derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognised in the balance sheet at fair value, with changes in the fair value being recognised in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The Group hedges underlying exposures in an efficient, commercial and structured manner. However, the strict hedging requirements of IAS 39 may lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39.

The Group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue.

The following table sets out the derivative financial instruments held by the Group as at 30 September 2007, and demonstrates the Group’s use of those derivative financial instruments to manage the Group’s foreign currency exchange rate and interest rate exposure. The table presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analysed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on market information and third party advice at 30 September 2007 to determine whether such options are likely to be exercised in order to determine the probable maturity date.

Debt is issued in the market or markets that are most appropriate at the time of execution.

	Matures in financial year ending in
	2008	2009	2010	2011	2012	Thereafter	Total
	GBP equivalent at 30 September 2007 £m
Capital market issuance
US$600m 7.125% notes due 2009		294					294
£350m 6.875% notes due 2012					350		350
€1,200m 4.375% notes due2013						837	837
£450m 5.5% notes due 2016						450	450
£200m 6.25% notes due 2018						200	200
Interest accruals and discounts		10			7	60	77
Total capital market issuance		304			357	1,547	2,208
Bank loans and overdrafts, borrowed at LIBOR (or equivalent) plus a margin at the time of borrowing	1,063		1,841				2,904
Interest accruals	4		4				8
Total bank borrowings	1,067		1,845				2,912
Total borrowings	1,067	304	1,845		357	1,547	5,120

Derivative financial instruments are then transacted to change the debt issued into the desired currency and interest basis.

											Fair value as at
	Financial year ending in										30 September 2007
	2008	2009		2010	2011	2012		Thereafter		Total	Asset	Liability
Cross currency swaps
Receive sterling, pay euro:
Notional amount						350	(1)	650	(1)	1,000		92
Sterling interest rate to receive (%)						6.7		5.6		6.0
Interest margin over EURIBOR to pay (%)						1.3		0.8		1.0

Receive US dollar, pay sterling:
Notional amount		294	(1)							294		75
US dollar interest rate to receive (%)		7.1								7.1
Sterling interest margin over LIBOR to pay (%)		1.3								1.3

Euro interest rate derivatives
Interest rate swaps – pay variable, receive fixed:
Notional amount								837		837		34
Weighted average interest rate to receive (%)								4.3		4.3
Weighted average margin over EURIBOR to pay (%)								0.6		0.6

Derivative financial instruments are then transacted to create the desired interest rate risk.

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		120			15	(2)	110		50	(3)	295	1	3
Weighted average interest rate to pay (%)		6.4			4.2		6.1		4.3		5.8

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	63	192		98			1,545	(4)	1,552	(5)	3,450	70	7
Weighted average interest rate to pay (%)	3.1	5.1		3.7			3.9		4.2		4.1

US dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		275					196	(6)	245	(7)	716		7
Weighted average interest rate to pay (%)		5.1					5.3		5.6		5.4
Collars purchased:
Notional amount		118	(8)		98	(9)					216		1

Total fair value of derivative financial instruments as at 30 September 2007												71	219

Therefore, the overall effect of the interest rate swaps transacted as at 30 September 2007 that were live at this date is to convert £2,728 million of borrowings into a fixed rate with £216 million of borrowings fixed within a set range, see below.

£96 million has been pledged as collateral in respect of derivatives with negative fair values.

(1)   Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(2)   The following trade is included within this balance:
£15 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2010.

(3)   The following trade is included within this balance:
£50 million interest rate swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in April 2016.

(4)   The following trades are included within this balance:
€75 million forward start three-year interest rate swaps starting in April 2009.
€375 million forward start three-year interest rate swaps starting in May 2009.

(5)   The following trades are included within this balance:
€500 million forward start five-year interest rate swaps starting in April 2012.
€900 million forward start five-year interest rate swaps starting in May 2012.

(6)   The following trades are included within this balance:
$400 million forward start three-year interest rate swaps starting in April 2009.

(7)   The following trades are included within this balance:
$500 million forward start five-year interest rate swaps starting in April 2012.

(8)   $240 million interest rate collar maturing in 2009 where the interest rate is fixed within the range 3.55% to 6.00%.

(9)          $200 million interest rate collar maturing in 2011 where the interest rate is fixed within the range 3.78% to 6.00%.

The following table sets out the derivative financial instruments held by the Group as at 30 September 2006.

Debt is issued in the market or markets that are most appropriate at the time of execution.

	Matures in financial year ending in
	2007	2008	2009	2010	2011	Thereafter	Total
	GBP equivalent at 30 September 2006 £m
Capital market issuance
€1,500m 6.25% notes due 2007	1,018						1,018
US$600m 7.125% notes due 2009			321				321
£350m 6.875% notes due 2012						350	350
£200m 6.25% notes due 2018						200	200
Interest accruals and discounts	19		1			17	37
Total capital market issuance	1,037		322			567	1,926

Bank loans and overdrafts, borrowed at LIBOR (or equivalent) plus a margin at the time of borrowing	85	1		2,038			2,124
Interest accruals				2			2
Total bank borrowings	85	1		2,040			2,126
Total borrowings	1,122	1	322	2,040		567	4,052

Derivative financial instruments are then transacted to change the debt issued into the desired currency and interest basis.

										Fair value as at
	Financial year ending in									30 September 2006
	2007	2008		2009	2010	2011	Thereafter		Total	Asset	Liability
Cross currency swaps
Receive sterling, pay euro:
Notional amount							550	(1)	550	5	20
Sterling interest rate to receive (%)							6.5		6.5
Interest margin over EURIBOR to pay (%)							1.2		1.2

Receive US dollar, pay sterling:
Notional amount		321	(1)						321		45
US dollar interest rate to receive (%)		7.1							7.1
Sterling interest margin over LIBOR to pay (%)		1.3							1.3

Euro interest rate derivatives
Interest rate swaps – pay variable, receive fixed:
Notional amount	1,018								1,018	10
Weighted average interest rate to receive (%)	6.1								6.1
Weighted average margin over EURIBOR to pay (%)	1.2								1.2

Derivative financial instruments are then transacted to create the desired interest rate risk.

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	50	140	(2)				50	(3)	185(	4)	425		16
Weighted average interest rate to pay (%)	6.6	6.1					4.3		5.3		5.6

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	997	61		187	95	(5)			1,586	(6)	2,926	14	38
Weighted average interest rate to pay (%)	4.8	3.1		5.1	3.7				3.9		4.3

Total fair value of derivative financial instruments as at 30 September 2006												29	119

Therefore, the overall effect of the interest rate swaps transacted as at 30 September 2006 that were live at this date is to convert £1,886 million of borrowings into a fixed rate.

£37 million has been pledged as collateral in respect of derivatives with negative fair values.

(1)   Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(2)   The following trade is included within this balance:

£20 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.

This trade is expected to be cancelled in March 2008.

(3)   The following trade is included within this balance:

£50 million interest rate swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade.

This trade is expected to be cancelled in April 2011.

(4)   The following trades are included within this balance:

£60 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.
This trade is expected to be cancelled in June 2016.

£15 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.
This trade is expected to be cancelled in April 2016.

£25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparty’s option.

(5)   The following trade is included within this balance:

€140 million forward start three-year interest rate swap starting in March 2007.

(6)   The following trades are included within this balance:

€200 million forward start five-year and €250 million forward ten-year interest rate swaps starting in March 2007.

€1,189 million forward start five-year and €220 million forward start seven-year interest rate swaps starting in April 2007.

€125 million forward start five-year interest rate swap starting in April 2012.

(v) Hedge of net investments in foreign operations

At 30 September 2007 external loans with a fair value of €3,081 million and $800 million (2006: €3,720 million and $nil) and permanent intragroup loans with a fair value of €4,284 million (2006: nil) have been designated as hedges of the net investment in the Group’s foreign operations and are being used to hedge the Group’s exposure to foreign exchange risk on these investments. Gains or losses on the retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the Group’s foreign operations.

In addition, cross currency swaps of €1,516 million (2006: nil) are considered to provide commercial hedges against investments in the Group’s foreign operations. However, since we do not apply hedge accounting for our derivative financial instruments the fair value gains and losses on these derivatives are recognised in the income statement.

(vi) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all financial liabilities that are carried in the financial statements at amounts other than fair values.

The carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables are approximate to their fair value and so are excluded from the analysis below. Derivative financial instruments are excluded as they are carried at fair value.

	2007		2006
	Carrying	Fair	Carrying	Fair
(In £s million)	amount	value	amount	value
Current borrowings
Sterling	25	25	24	24
Euro	91	91	1,094	1,129
US dollars	950	950	1	1
Other	1	1	3	3
Total current borrowings	1,067	1,067	1,122	1,157

Non-current borrowings
Sterling	1,336	1,291	1,068	1,103
Euro	2,413	2,363	1,540	1,540
US dollars	304	314	322	332
Total non-current borrowings	4,053	3,968	2,930	2,975

Within the table above it is only the capital market issues that have a fair value different to the carrying value and this has been calculated by comparing the current trading levels of the capital market issues to par.

17. Deferred tax assets/liabilities

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

(In £s million)				2007	2006
Deferred tax assets				52	71
Deferred tax liabilities				(208)	(135)
				(156)	(64)

Deferred tax expected to be recovered within 12 months

(In £s million)				2007	2006
Deferred tax assets				19	22
Deferred tax liabilities				(17)	(38)
				2	(16)

Deferred tax assets

	Excess of
	depreciation			Other
	over capital	Retirement	Fair value	temporary
(In £s million)	allowances	benefits	losses	differences	Total
As at 1 October 2006	(23)	57	—	37	71
Credited/(charged) to income statement	(8)	—	—	(1)	(9)
Credited/(charged) to equity	—	(10)	—	—	(10)
Transfers	8	(4)	—	(4)	—
As at 30 September 2007	(23)	43	—	32	52

	Excess of
	depreciation			Other
	over capital	Retirement	Fair value	temporary
(In £s million)	allowances	benefits	losses	differences	Total
As at 1 October 2005	—	39	—	23	62
Credited/(charged) to income statement	21	(3)	—	3	21
Credited/(charged) to equity	—	4	—	—	4
Transfers	(44)	17	—	11	(16)
As at 30 September 2006	(23)	57	—	37	71

Deferred tax liabilities

	Excess of capital			Other
	allowances over	Retirement	Fair value	temporary
(In £s million)	depreciation	benefits	gains	differences	Total
As at 1 October 2006	(27)	(113)	22	(17)	(135)
Credited/(charged) to income statement	(16)	(11)	(15)	18	(24)
Credited/(charged) to equity	—	(49)	—	—	(49)
Transfers	(8)	4	—	4	—
As at 30 September 2007	(51)	(169)	7	5	(208)

	Excess of capital			Other
	allowances over	Retirement	Fair value	temporary
(In £s million)	depreciation	benefits	gains	differences	Total
As at 1 October 2005	(72)	(77)	22	16	(111)
Credited/(charged) to income statement	1	(8)	—	(12)	(19)
Credited/(charged) to equity	—	(28)	—	7	(21)
Transfers	44	—	—	(28)	16
As at 30 September 2006	(27)	(113)	22	(17)	(135)

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. No deferred tax assets for tax losses have been recognised at 30 September 2007 (2006: nil). Potential deferred tax assets of £9 million as at 30 September 2007 (2006: £13 million) have not been recognised due to the uncertainty of the utilisation of the underlying tax losses in certain jurisdictions.

18. Retirement benefit schemes

The Group operates a number of retirement benefit schemes for its employees, including both defined benefit and defined contribution schemes. The Group’s two principal schemes are defined benefit schemes and are operated by Imperial Tobacco Limited in the UK and Reemtsma Cigarettenfabriken GmbH in Germany. The UK scheme’s assets are held in trustee administered funds while the German scheme is unfunded.

The results of the most recent available actuarial valuations for the principal Group schemes (outside Germany) have been updated to 30 September 2007 by Watson Wyatt Limited, actuaries and consultants, in order to determine the amounts to be included in the balance sheet and income statement. Actuarial valuations of the pension liabilities of Reemtsma Cigarettenfabriken GmbH pension schemes were undertaken by Russ, Dr Zimmerman und Partner at 30 September 2007.

Amounts recognised in the income statement

(In £s million)	2007	2006
Current service cost	38	43
Past service cost	2	—
Losses from special termination benefits	16	4
Curtailment gains	(6)	—
Defined benefit charges included in employment costs	50	47
Interest on retirement benefit liabilities	149	142
Expected return on retirement benefit assets	(203)	(188)
Retirement benefits net financing income included in finance costs (note 5)	(54)	(46)
Total defined benefit scheme (income)/costs	(4)	1
Defined benefit charges in profit from operations	50	47
Defined contribution charges in profit from operations	4	4
Total pension costs in profit from operations (note 4)	54	51

Pensions costs are charged to profit from operations in the income statement as follows:

(In £s million)	2007	2006
Cost of sales	29	27
Distribution, advertising and selling costs	13	13
Administrative expenses	12	11
	54	51

Defined benefit schemes – amounts recognised in the balance sheet

(In £s million)	2007	2006
Present value of funded obligations	(2,648)	(2,665)
Fair value of scheme assets	3,238	3,035
	590	370
Present value of unfunded obligations	(385)	(407)
	205	(37)

Recognised in the balance sheet as:

(In £s million)	2007	2006
Retirement benefit assets	602	397
Retirement benefit liabilities	(397)	(434)
	205	(37)

Defined benefit schemes obligations – changes in present value

(In £s million)	2007	2006
Defined benefit obligation as at 1 October	3,072	3,007
Current service cost	38	43
Past service cost	2	—
Interest cost	149	142
Actuarial (gains)/losses	(81)	44
Contributions by employees	2	1
Exchange movements	18	(5)
Benefits paid	(177)	(165)
Special termination benefits	16	7
Curtailment gains	(6)	(2)
As at 30 September	3,033	3,072

Defined benefit schemes assets – changes in fair value

(In £s million)	2007	2006
As at 1 October	3,035	2,828
Expected return	203	188
Actuarial gains	121	144
Contributions by employees	2	1
Contributions by employer	46	42
Exchange movements	8	(3)
Benefits paid	(177)	(165)
As at 30 September	3,238	3,035

The actual return on defined benefit scheme assets was £324 million (2006: £332 million).

Amounts recognised in the statement of recognised income and expense

(In £s million)	2007	2006
Net actuarial gains recognised in statement of recognised income and expense	202	100
Cumulative net actuarial gains recognised in statement of recognised income and expense	403	201

Defined benefit schemes – principal actuarial assumptions used

2007	UK	Germany	Other*
Discount rate	5.90%	5.30%	5.28%
Expected return on scheme assets	7.08%	n/a	6.06%
Future salary increases	5.15%	3.00%	3.81%
Future pension increases	3.40%	1.90%	2.23%
Inflation	3.40%	1.90%	2.20%

2006	UK	Germany	Other*
Discount rate	5.10%	4.60%	4.62%
Expected return on scheme assets	6.99%	n/a	5.97%
Future salary increases	4.85%	3.00%	3.81%
Future pension increases	3.10%	1.90%	2.23%
Inflation	3.10%	1.90%	2.15%

*Values shown are the weighted averages of the rates used in the calculations for schemes outside the UK and Germany.

Assumptions regarding future mortality experience are set based on advice that uses published statistics and experience in each territory, and are provided in the table below for the defined benefit schemes in the UK and Germany, which in aggregate represent 92% (2006: 92%) of the Group’s total defined benefit scheme obligations at the year end. The average life expectancy, in years, of a pensioner retiring at age 65 is as follows:

	UK		Germany
2007	Male	Female	Male	Female
Life expectancy at age 65 (years):
Member currently aged 65	19.5	21.3	17.9	22.0
Member currently aged 50	20.6	22.2	19.9	24.0

	UK		Germany
2006	Male	Female	Male	Female
Life expectancy at age 65 (years):
Member currently aged 65	18.4	19.9	17.7	21.8
Member currently aged 50	19.1	20.7	19.8	23.8

Major categories of scheme assets and their expected rates of return

	UK			Other*
						Percentage
	Expected		Percentage	Expected		of total
2007	return per		of total UK	return per		other
(In £s million unless otherwise indicated)	annum	Fair value	assets	annum	Fair value	assets
Equities	8.1%	1,794	60.0%	7.3%	111	44.8%
Bonds	5.1%	837	28.0%	4.8%	111	44.8%
Property	6.8%	329	11.0%	5.5%	18	7.2%
Other	4.9%	30	1.0%	4.8%	8	3.2%
		2,990	100.0%		248	100.0%

	UK			Other*
						Percentage
	Expected		Percentage	Expected		of total
2006	return per		of total UK	return per		other
(In £s million unless otherwise indicated)	annum	Fair value	assets	annum	Fair value	assets
Equities	8.0%	1,767	63.0%	7.8%	101	44.5%
Bonds	4.5%	645	23.0%	4.3%	104	45.8%
Property	6.7%	365	13.0%	—	—	—
Other	4.1%	28	1.0%	5.6%	22	9.7%
		2,805	100.0%		227	100.0%

*Values shown are the weighted averages of the rates used in the calculations for schemes outside the UK. £4 million (2006: £3 million) of assets related to the German unfunded schemes are not shown separately.

The derivation of the overall expected return on assets reflects the actual asset allocation at the measurement date combined with an expected return for each asset class. The bond return is based on the prevailing return available on fixed interest gilts. The return on equities and property is based on a number of factors including:

•                  the income yield at the measurement date;

•                  the long term growth prospects for the economy in general;

•                  the long term relationship between each asset class and bond returns; and

•                  the movement in market indices since the previous measurement date.

Excluding any self-investment through pooled fund holdings, the Imperial Tobacco Pension Fund has no investments (2006: investments valued at approximately £7 million) in Imperial Tobacco Group PLC’s own financial instruments.

History of the plans for current and prior years

(In £s million)	2007	2006	2005
As at 30 September
Present value of defined benefit obligations	3,033	3,072	3,007
Fair value of total plan assets	3,238	3,035	2,828
Net total (surplus)/deficit on plans	(205)	37	179
Experience adjustments on total plan liabilities	(19)	—	(9)
Experience adjustments on total plan assets	121	144	333

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2005 reporting period.

The main UK Group scheme is the Imperial Tobacco Pension Fund (the ITPF). An actuarial valuation of the ITPF (the triennial valuation, for funding purposes) was made at 31 March 2004 by Watson Wyatt Limited. The assumptions which had the most significant effect when valuing the ITPF’s liabilities were those relating to the rate of investment return on the ITPF’s existing assets, the rates of increase in pay and pensions and estimated mortality rates. On the basis that the ITPF is continuing it was assumed that the future investment returns relative to market values at the valuation date would be 5.85% per annum and that pay and pension increases would average 4.5% and 2.75% respectively. The assets were brought into account at their market value.

At 31 March 2004 the market value of the assets of the ITPF was £2,248 million. The total assets were sufficient to cover 108% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. However, the assets were not sufficient to cover future service benefits for current members and, as a result of this deficiency, the Group recommenced payment of employer’s contributions during the financial year 2004/05 at the level of £10 million per year as set by the ITPF Actuary. The financial position of the ITPF and the level of contributions to be paid will be reviewed at the next triennial valuation, which is expected to be completed by the end of 2007 and will consider the scheme as at 31 March 2007.

Assuming the level of contributions to the ITPF remains at £10 million following completion of the ITPF triennial valuation (which may not prove to be the case) the Group expects to contribute a total of £20 million to its funded defined benefit schemes in the year to 30 September 2008.

19. Provisions

(In £s million)	Restructuring	Other	Total
As at 1 October 2006	63	32	95
Exchange movements	1	1	2
Additional provisions charged to the income statement	—	7	7
Amounts used	(39)	(7)	(46)
As at 30 September 2007	25	33	58

Analysed as:

(In £s million)	2007	2006
Current	26	56
Non-current	32	39
	58	95

The restructuring provision relates to factory closures announced in prior years. The provision will unwind over several years as termination payments are made over an extended number of years in a number of EU countries.

Other provisions principally relate to holiday pay, employee benefits and commercial legal claims. These liabilities are expected to crystallise within the next five years.

20. Share capital

(In £s million)	2007	2006
Authorised
56,040,000,000 ordinary shares of 10p each (2006: 1,000,000,000)	5,604	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

The authorised share capital was increased to 56,040,000,000 ordinary shares of 10 pence each at the Extraordinary General Meeting held on 13 August 2007 in connection with the proposed acquisition of Altadis.

21. Share schemes

The Group recognised total expenses of £16 million (2006: £16 million) related to share-based payment transactions during the year (note 4). The Group operates a number of share-based employee benefit schemes.

International Sharesave Plan

Under the Plan the Board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the Company to non-UK employees who enter into a savings contract. The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation. In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day. The options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan. The majority of awards under the International Sharesave Plan are equity-settled.

Under the UK Sharesave Scheme, which is part of the International Plan, the Board may offer options to purchase ordinary shares in the Company to UK employees who enter into an HM Revenue and Customs approved Save as You Earn (SAYE) savings contract. The options may normally be exercised during the six months after expiry of the SAYE contract, either three or five years after entering the Scheme. The UK Sharesave Scheme is equity-settled.

Long Term Incentive Plan (LTIP)

Each year since demerger in 1996, annual awards specified as a percentage of basic salary have been made to Executive Directors under the LTIP, with awards at a lower level made to other senior executives. The awards, which vest three years after grant, are subject to the satisfaction of specified performance criteria, measured over a three year performance period. All grants are at the absolute discretion of the Remuneration Committee, with no employee having the right to receive such a grant. Further information relating to the performance criteria and the terms of the scheme are set out in the Directors’ Remuneration Report. All awards under the LTIP are equity-settled.

In respect of the November 2003 – November 2006 award, based on earnings per share, 100% of the award vested in full on 18 November 2006.

In respect of the November 2004 – November 2007 award, based on earnings per share, 91.8% of the award is expected to vest on 9 November 2007.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. The majority of the awards under the Share Matching Scheme are equity-settled.

Executive Directors and most of the Group’s management may elect to invest any proportion of their gross bonus (capped at 100% of base salary for the Chief Executive and Finance Director and 75% for the other Executive Directors) in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the Group, the participant will receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the Group. The matching of the Executive Directors’ shares is subject to performance criteria as set out in the Directors’ Remuneration Report.

In 2002, to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of the Company and its wholly owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts. Provided these shares were left in the Trusts, the lodged shares were matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they were retained for the full five years to 12 August 2007. The Centenary Scheme is equity-settled.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the Trusts) have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of LTIPs and on the vesting of the share matching awards. At 30 September 2007, the Trusts held 4.8 million (2006: 4.2 million) ordinary shares with a nominal value of £475,574, all acquired in the open market at a cost of £94.2 million (2006: £69.5 million). The acquisition of shares by the Trusts has been financed by a gift of £19.2 million and an interest free loan of £158.9 million. None of the ESOT shares has been allocated to employees or Directors as at 30 September 2007. All finance costs and administration expenses connected with the ESOTs are charged to the income statement as they accrue. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

Cash-settled scheme liabilities

As noted above certain awards are cash-settled. The total liability recognised in the balance sheet as at 30 September 2007 in respect of cash-settled awards was £0.4 million (2006: £0.4 million).

			Year from 1 October 2006 to 30 September 2007
		Outstanding	Outstanding	Exercisable		Lapsed /	Outstanding	Exercisable
		at	at start	at start	Exercised	Cancelled	at end	at end
Date of grant	Granted	1 October 2005	of year	of year	in year	in year	of year	of year
Sharesave options
UK
7 June 2001	758,286	218,131	14,165	14,165	(14,165)	—	—	—
31 May 2002	820,132	331,730	298,074	—	(281,721)	(1,761)	14,592	14,592
4 June 2003	638,919	534,653	192,923	9,245	(31,455)	(8,133)	153,335	—
26 May 2004	423,863	391,384	366,049	—	(224,726)	(19,556)	121,767	12,954
23 May 2005	395,313	392,265	372,053	—	(26,500)	(38,282)	307,271	—
22 May 2006	322,347	—	318,670	—	(4,650)	(29,219)	284,801	—
29 May 2007	292,931	—	—	—	—	(1,283)	291,648	—

International
18 June 2002	65,897	4,339	—	—	—	—	—	—
4 June – 17 June 2003	639,579	497,109	116,302	116,302	(79,182)	(37,120)	—	—
26 May – 4 June 2004	162,479	152,597	138,288	—	(115,337)	(10,556)	12,395	12,395
23 May – 1 June 2005	171,189	169,168	159,122	—	(1,577)	(9,014)	148,531	—
22 May – 1 June 2006	301,612	—	295,842	—	(200)	(14,634)	281,008	—
29 May – 8 June 2007	268,757	—	—	—	—	(1,356)	267,401	—

US**
17 June 2003	7,028	7,028	—	—	—	—	—	—
4 June 2004	2,580	2,580	2,580	—	(2,440)	(140)	—	—
1 June 2005	5,818	5,818	5,818	—	—	(2,928)	2,890	—
1 June 2006	4,312	—	4,312	—	—	—	4,312	—
8 June 2007	41,550	—	—	—	—	—	41,550	—
	5,322,592	2,706,802	2,284,198	139,712	(781,953)	(173,982)	1,931,501	39,941

Conditional awards
Share matching scheme
12 August 2002 – Centenary Scheme	231,941	181,972	163,993	—	(159,776)	(4,217)	—	—
29 January 2002	650,767	—	—	—	—	—	—	—
29 January 2003	762,883	573,009	—	—	—	—	—	—
29 January 2004	999,733	835,815	746,787	—	(738,095)	(8,692)	—	—
29 January 2005	832,855	797,971	722,273	—	(20,932)	(19,457)	681,884	—
15 February 2006	796,653	—	778,153	—	(8,546)	(32,895)	736,712	—
15 February 2007	650,967	—	—	—	(709)	(8,415)	641,843	—
	4,925,799	2,388,767	2,411,206	—	(928,058)	(73,676)	2,060,439	—

Long term incentive plan
25 November 2002	474,547	311,653	—	—	—	—	—	—
18 November 2003	481,180	378,193	331,558	—	(331,448)	(110)	—	—
9 November 2004	355,861	343,071	302,866	—	(4,321)	(4,695)	293,850	—
2 November 2005	390,512	—	381,234	—	(1,214)	(1,634)	378,386	—
1 November 2006	354,369	—	—	—	(428)	(2,496)	351,445	—
	2,056,469	1,032,917	1,015,658	—	(337,411)	(8,935)	1,023,681	—
Total options/awards	12,304,860	6,128,486	5,711,062	139,712	(2,047,422)	(256,593)	5,015,621	39,941

** Granted as American Depositary Shares, each representing two ordinary shares and denominated in US dollars.

	Year from 1 October 2005 to 30 September 2006*			Year from 1 October 2006 to 30 September 2007*
		Share price at		Share price		Exercise
		date of exercise for	Contractual	at date of exercise	Contractual	price of options /
	Share price	shares exercised	life of options /	for shares exercised	life of options /	awards outstanding
	at grant date	during the year	awards outstanding	during the year	awards outstanding	at end of year
	(in £ unless	(in £ unless	at end of year	(in £ unless	at end of year	(in £ unless
Date of grant	stated otherwise)	stated otherwise)	(months)	stated otherwise)	(months)	stated otherwise)
Sharesave options
UK
7 June 2001	6.58	17.44	3	19.94	n/a	n/a
31 May 2002	11.55	17.00	15	21.42	3	8.24
4 June 2003	10.79	18.01	26	20.61	16	8.22
26 May 2004	12.29	17.15	25	21.48	25	10.08
23 May 2005	14.79	17.99	36	21.38	25	11.73
22 May 2006	16.38	n/a	48	22.16	36	13.95
29 May 2007	21.47	n/a	n/a	n/a	50	17.22

International
18 June 2002	10.91	16.97	n/a	n/a	n/a	n/a
4 June – 17 June 2003	10.40 – 10.79	17.95	4	19.06	n/a	n/a
26 May – 4 June 2004	12.24 – 12.29	16.99	16	21.52	4	10.08
23 May – 1 June 2005	14.79 – 15.01	17.20	28	22.03	16	11.74
22 May – 1 June 2006	16.38 – 16.48	n/a	40	22.23	28	13.95
29 May – 8 June 2007	21.47 – 21.56	n/a	n/a	n/a	40	17.22

US**
17 June 2003	$17.56	$34.33	n/a	n/a	n/a	n/a
4 June 2004	$22.50	n/a	16	$45.71	n/a	n/a
1 June 2005	$27.23	n/a	28	n/a	16	$22.49
1 June 2006	$30.76	n/a	40	n/a	28	$24.92
8 June 2007	$42.40	n/a	n/a	n/a	40	$34.34

Conditional awards
Share matching scheme
12 August 2002 – Centenary Scheme		16.93	10	21.52	n/a	n/a
29 January 2002		n/a	n/a	n/a	n/a	n/a
29 January 2003		16.59	n/a	n/a	n/a	n/a
29 January 2004		16.90	4	22.02	n/a	n/a
29 January 2005		17.00	16	20.64	4	n/a
15 February 2006		16.81	29	20.61	17	n/a
15 February 2007		n/a	n/a	22.31	29	n/a

Long term incentive plan
25 November 2002		16.89	n/a	n/a	n/a	n/a
18 November 2003		17.01	2	20.50	n/a	n/a
9 November 2004		16.95	13	21.40	1	n/a
2 November 2005		16.78	25	19.26	13	n/a
1 November 2006		n/a	n/a	21.36	25	n/a

* All measures in these columns are weighted averages.

** Granted as American Depositary Shares, each representing two ordinary shares and denominated in US dollars.

The exercise price of options/awards is fixed over the life of each option/award.

The weighted average exercise prices were:

	2007	2006
Outstanding at the start of the year	£10.99	£9.05
Granted during the year	£17.08	£13.95
Exercised during the year	£9.14	£7.57
Lapsed / cancelled during the year	£11.16	£9.73
Outstanding at the end of the year	£13.63	£10.99
Exercisable at the end of the year	£9.41	£7.88

The weighted average fair value of options granted during the year was £5.08 (2006: £3.75).

Pricing

For the purposes of valuing awards to calculate the share-based payment charge, the Black-Scholes option pricing model has been used for all the share option and share matching schemes and for the LTIPs except for the LTIPs granted since November 2005, where the Monte Carlo model has been used.

A summary of the assumptions used in the Black-Scholes model for 2007 and 2006 is as follows:

	2007		2006
	Sharesave	Share match	Sharesave	Share match
Risk-free interest rate	4.6% – 5.5%	5.2%	3.6% – 5.5%	4.2%
Volatility	15.0% – 20.0%	17.0%	16.0% – 21.0%	17.0%
Expected lives of options granted	3 – 5 yrs + 6 mths	3 yrs	3 – 5 yrs + 6 mths	3 yrs
Dividend yield	3.6%	3.6%	3.9%	3.9%
Fair value	£4.62 – £5.75	£19.69	£3.46 – £4.33	£15.58
Share price used to determine exercise price	£21.53 – £21.83	£21.96	£16.69 – £17.44	£17.52
Exercise price	£17.22 – £17.46	n/a	£13.35 – £13.95	n/a

Market condition features were incorporated into the Monte Carlo model for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in this model were as follows:

	2007	2006
Future Imperial Tobacco Group share price volatility	15.0%	16.0%
Future Imperial Tobacco Group dividend yield	3.6%	3.8%
Share price volatility of tobacco and alcohol comparator group	13.0% – 21.0%	16.0% – 30.0%
Share price volatility of FTSE 100 comparator group	11.0% – 46.0%	13.0% – 94.0%
Correlation between Imperial Tobacco and the companies in the alcohol and tobacco comparator group	26.0%	23.0%
Correlation between Imperial Tobacco and the companies in the FTSE 100 comparator group	20.0%	21.0%

For both the Black-Scholes model and the Monte Carlo model, volatility is determined based on the three or five year share price history (the time period being determined by the length of the scheme).

22. Changes in equity

					Equity
					attributable
				Exchange	to equity
	Share	Share	Retained	translation	holders of
(In £s million)	capital	premium	earnings	reserve	the Company
As at 1 October 2005	73	964	(364)	19	692
Profit for the year attributable to equity holders of the Company	—	—	851	—	851
Actuarial gains on retirement benefits	—	—	100	—	100
Deferred tax relating to net actuarial gains on retirement benefits	—	—	(24)	—	(24)
Deferred tax on other items taken directly to or transferred from equity	—	—	7	—	7
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	7	—	7
Purchase of shares held by Employee Share Ownership Trusts	—	—	(55)	—	(55)
Costs of employees’services compensated by share schemes	—	—	14	—	14
Increase in own shares held as treasury shares	—	—	(556)	—	(556)
Dividends paid	—	—	(406)	—	(406)
Other movements	—	—	3	—	3
Exchange movements	—	—	—	(54)	(54)
As at 30 September 2006	73	964	(423)	(35)	579
Profit for the year attributable to equity holders of the Company	—	—	905	—	905
Actuarial gains on retirement benefits	—	—	202	—	202
Deferred tax relating to net actuarial gains on retirement benefits	—	—	(59)	—	(59)
Current tax on other items taken directly to or transferred from equity	—	—	5	—	5
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	7	—	7
Purchase of shares held by Employee Share Ownership Trusts	—	—	(55)	—	(55)
Costs of employees’ services compensated by share schemes	—	—	15	—	15
Increase in own shares held as treasury shares	—	—	(105)	—	(105)
Dividends paid	—	—	(434)	—	(434)
Exchange movements	—	—	—	58	58
As at 30 September 2007	73	964	58	23	1,118

Cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time.

Treasury shares

	2007		2006
(In £s million unless otherwise indicated)	Millions of shares	Cost	Millions of shares	Cost
As at 1 October	46.0	757	13.5	201
Net investment in own shares in the year	5.7	105	32.5	556
As at 30 September	51.7	862	46.0	757

Details of the Group’s share buyback programme may be found in note (vi) to the parent company accounts.

Shares held by Employee Share Ownership Trusts

(In millions of shares)	2007	2006
As at 1 October	4.2	3.0
Distribution of shares held by Employee Share Ownership Trusts	(2.0)	(1.9)
Purchase of shares held by Employee Share Ownership Trusts	2.6	3.1
As at 30 September	4.8	4.2

23. Minority interests

(In £s million)	2007	2006
As at 1 October	19	19
Exchange movements	1	—
Share of net profit	7	7
Dividends	(4)	(7)
As at 30 September	23	19

24. Acquisitions

2007

On 2 April 2007, the Group acquired from Houchens Industries Inc 100% of the share capital of CBHC Inc, which trades as Commonwealth Brands and manufactures and sells quality discount cigarettes across the United States. The acquired business contributed revenue of £252 million and profit from operations of £35 million after charging trademark amortisation of £17 million in the period from 2 April 2007 to 30 September 2007. If the acquisition had occurred on 1 October 2006, Group revenue would have been £12,561 million and Group profit from operations for the year would have amounted to £1,446 million, these amounts having been estimated by including Commonwealth Brands’ results for the six months prior to acquisition adjusted to reflect the Group’s accounting policies and changes in depreciation and amortisation due to fair value adjustments.

During the year the Group also acquired interests in a number of small businesses including in January 2007 a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia. The aggregate consideration for these acquisitions amounted to £1 million. Full IFRS disclosures have not been provided for these small acquisitions as they are not considered to be significant to the Group as a whole.

Details of Commonwealth Brands’ net assets acquired are as follows:

		Fair value	Fair value
(In £s million)	Book value	adjustments	under IFRS
Trademarks	163	507	670
Property, plant and equipment	14	(4)	10
Inventories	37	—	37
Trade and other receivables	6	—	6
Unrestricted cash	29	—	29
Restricted cash	123	—	123
Trade and other payables	(177)	(4)	(181)
Dividend payable to Houchens by Commonwealth Brands	(194)	—	(194)
Borrowings	(279)	—	(279)
Net assets acquired	(278)	499	221
Goodwill			305
Total consideration			526

The fair value adjustment in respect of trademarks relates to Commonwealth Brands’ cigarette brands, principally USA Gold and Sonoma, which have been independently valued using the income method. The trademarks are being amortised over their estimated useful lives of 20 years. Goodwill represents a strategic premium to immediately establish critical mass in the US market and acquire assembled sales, manufacturing and distribution workforces.

Consideration for Commonwealth Brands satisfied by:

(In £s million)
Cash	516
Direct costs related to the acquisition	10
Total consideration	526

The purchase price for Commonwealth Brands on a debt free basis is as follows:

(In £s million)
Total consideration	526
Dividend payable to Houchens by Commonwealth Brands	194
Borrowings at acquisition	279
Unrestricted cash	(29)
Total purchase price	970

Cash flows relating to acquisitions were as follows:

(In £s million)
Commonwealth Brands
Total consideration	526
Dividend paid to Houchens at acquisition	194
Borrowings repaid at acquisition	279
Unrestricted cash acquired	(29)
970
Other businesses acquired	1
Total cash flows arising due to acquisitions	971
Direct costs related to Commonwealth Brands acquisition not paid at the balance sheet date	(5)
Acquisition cash flows reflected in investing activities in consolidated cash flow statement	966

2006

During 2006 the Group acquired interests in a number of small businesses, including in February 2006 a 100% interest in Gunnar Stenberg AS, a tobacco and tobacco-related products sales and distribution company based in Norway.

The fair and book value of the net assets acquired were £2 million, giving rise to goodwill of £11 million.

Full IFRS disclosures have not been presented as these acquisitions are not considered significant to the Group as a whole.

The acquisition of the worldwide Davidoff cigarette trademark announced in August 2006 has, in accordance with IFRS 3, not been treated as a business combination as the substance of the transaction is the purchase of an intangible asset. This is dealt with in note 9 Intangible Assets.

In December 2005 the Group made the final payment of deferred consideration in respect of the acquisition of Tobaccor SA.

25. Commitments

Capital commitments

(In £s million)	2007	2006
Contracted but not provided for:
Property, plant and equipment	50	30

Operating lease commitments

Total future minimum lease payments under non-cancellable operating leases consist of leases where payments fall due:

(In £s million)	2007	2006
Property
Within one year	5	5
Between one and five years	12	14
Beyond five years	10	10
	27	29
Plant and equipment (including fixtures and motor vehicles)
Within one year	2	2
Between one and five years	4	3
	6	5

26. Legal proceedings

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects. In the opinion of the Group’s lawyers, the Group has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the Group.

27. Cash flows from operating activities

(In £s million)	2007	2006
Profit for the year	912	858
Adjustments for:
Taxation	325	310
Finance costs	499	426
Investment income	(318)	(283)
Depreciation, amortisation and impairment	115	120
Profit on disposal of property, plant and equipment	(2)	—
Net retirement benefits	4	5
Share-based payments	15	16
Movement in provisions	(37)	(11)
Operating cash flows before movements in working capital	1,513	1,441
(Increase)/decrease in inventories	(141)	59
Increase in trade and other receivables	(149)	(99)
Increase/(decrease) in trade and other payables	96	(10)
Movement in working capital	(194)	(50)
Taxation paid	(320)	(236)
Net cash flows from operating activities	999	1,155

28. Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the year were as follows:

				Derivative
	Cash and cash	Current	Non-current	financial
(In £s million)	equivalents	borrowings	borrowings	instruments	Total
As at 1 October 2006	263	(1,122)	(2,930)	(90)	(3,879)
Exchange movements	13	17	(31)	—	(1)
Cash flow	104	23	(1,030)	—	(903)
Accretion of interest	—	15	(62)	—	(47)
Change in fair values	—	—	—	(58)	(58)
As at 30 September 2007	380	(1,067)	(4,053)	(148)	(4,888)

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

(In £s million)	2007	2006
Reported net debt	(4,888)	(3,879)
Accrued interest	88	41
Fair value of interest rate derivatives	15	16
Adjusted net debt	(4,785)	(3,822)

29. Reconciliation of cash flow to movement in net debt

(In £s million)	2007	2006
Increase in cash and cash equivalents	104	10
Increase in borrowings	(2,324)	(1,356)
Repayment of borrowings	1,317	795
Change in net debt resulting from cash flows	(903)	(551)
Exchange movements	(1)	29
Other non-cash movements including revaluation of derivative financial instruments	(105)	(20)
Movement in net debt during the year	(1,009)	(542)
Opening net debt	(3,879)	(3,337)
Closing net debt	(4,888)	(3,879)

Independent auditors’ report

to the members of Imperial Tobacco Group PLC

Independent auditors’ report to the members of Imperial Tobacco Group PLC

We have audited the parent company financial statements of Imperial Tobacco Group PLC for the year ended 30 September 2007 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Imperial Tobacco Group PLC for the year ended 30 September 2007.

Respective responsibilities of Directors and auditors

The Directors’ responsibilities for preparing the annual report, the Directors’ Remuneration and the parent company financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether, in our opinion, the information given in the Report of the Directors is consistent with the parent company financial statements. The information given in the Report of the Directors includes that specific information presented in the Business Review that is cross referenced from the Business Review section of the Report of the Directors.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ Remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Business Review, Chairman’s Statement, the Report of the Directors, the Corporate Governance Report and the unaudited parts of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited.

Opinion

In our opinion:

•                  the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 30 September 2007;

•                  the parent company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•                  the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Bristol

31 October 2007

Imperial Tobacco Group PLC balance sheet
at 30 September 2007

		Year ended	Year ended
(In £s million)	Notes	30 September 2007	30 September 2006
Fixed assets
Investments in subsidiaries	(ii)	1,035	1,035
Current assets
Debtors	(iii)	1,060	1,053

Creditors: amounts falling due within one year	(iv)	(456)	(454)
Net current assets		604	599
Total assets less current liabilities		1,639	1,634
Net assets		1,639	1,634

Capital and reserves
Called up share capital	(v)	73	73
Share premium account	(vi)	964	964
Profit and loss account	(vi)	602	597
Equity shareholders’funds		1,639	1,634

The financial statements on pages 112 to 114 were approved by the Board of Directors on 31 October 2007 and signed on its behalf by:

Iain Napier	Robert Dyrbus
Chairman	Director

Notes to the Imperial Tobacco Group PLC balance sheet

Basis of preparation

The financial statements have been prepared on the going concern basis in accordance with the historical cost convention, the Companies Act 1985 and UK Generally Accepted Accounting Principles.

The principal accounting policies are set out below.

Investments held as fixed assets

Investments held as fixed assets comprise the Company’s investment in subsidiaries and are shown at cost less any provision for impairment.

Dividends

Final dividends are recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by shareholders, while interim dividends are recognised in the period in which the dividends are paid.

As permitted by section 230 of the Companies Act 1985, no separate profit and loss account has been presented for the Company. The Company has not presented a cash flow statement or provided details of related party transactions as permitted under FRS 1 (revised) “Cash flow statements” and FRS 8 “Related party disclosures” respectively. As permitted by paragraph 3C (b) of FRS 25, the Company has elected not to present FRS 25 disclosures in the notes to its individual financial statements as full equivalent disclosures are presented in the consolidated financial statements.

(i) Dividends

Amounts recognised as distributions to ordinary shareholders in the year:

(In £s million)	2007	2006
Final dividend for the year ended 30 September 2006 of 43.5p per share (2005: 39.5p)	293	279
Interim dividend for the year ended 30 September 2007 of 21.0p per share (2006: 18.5p)	141	127
	434	406

A final dividend for the year ended 30 September 2007 of 48.5 pence per share has been proposed. This amounts to £326 million based on the number of shares ranking for dividend at 30 September 2007. At the year end, the shareholders had not yet approved the final dividend and therefore it is not included in the balance sheet as a liability.

(ii) Investments held as fixed assets

(In £s million)	2007	2006
Cost of shares in Imperial Tobacco Holdings Limited	—	1,035
Cost of shares in Imperial Tobacco Holdings (2007) Limited	1,035	—
	1,035	1,035

On 30 January 2007 there was a share for share exchange which resulted in the Company exchanging its 100% holding in Imperial Tobacco Holdings Limited for a 100% holding in Imperial Tobacco Holdings (2007) Limited.

A list of the principal subsidiaries of the Company is shown on pages 117 to 118.

(iii) Debtors: amounts falling due within one year

(In £s million)	2007	2006
Amounts owed by Group undertakings	1,051	1,051
Other debtors and prepayments	9	2
	1,060	1,053

(iv) Creditors: amounts falling due within one year

(In £s million)	2007	2006
Bank overdrafts	1	241
Amounts owed to Group undertakings	455	213
	456	454

Amounts owed to Group undertakings are non-interest bearing and repayable on demand.

(v) Called up share capital

(In £s million)	2007	2006
Authorised
56,040,000,000 ordinary shares of 10p each (2006: 1,000,000,000)	5,604	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

The authorised share capital was increased to 56,040,000,000 ordinary shares of 10 pence each at the Extraordinary General Meeting held on 13 August 2007 in connection with the proposed acquisition of Altadis.

(vi) Reserves

	Share	Profit
	premium	and loss
(In £s million)	account	account
As at 1 October 2006	964	597
Retained profit for the year	—	110
Purchase of own shares	—	(105)
As at 30 September 2007	964	602

Profit for the year

As permitted by section 230(3) of the Companies Act 1985, the profit and loss account of the Company is not presented. The profit attributable to shareholders, dealt with in the financial statements of the Company, is £544 million (2006: £1,009 million).

Purchase of treasury shares

During the year the Company continued its share buyback programme purchasing 5,713,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £105 million including expenses. The total number of shares held in treasury is 51,717,000 representing 7.1% of the issued share capital. The total cost, including expenses, of shares held in treasury is £862 million. The shares purchased to date have not been cancelled but are held in a treasury shares reserve and represent a deduction from equity shareholders’ funds (see note 22 to the consolidated financial statements). The share buyback programme was suspended on 8 February 2007 following the announcement of the agreement to acquire Commonwealth Brands (note 24 to the consolidated financial statements).

(vii) Reconciliation of movements in shareholders’ funds

(In £s million)	2007	2006
Profit on ordinary activities after taxation	544	1,009
Dividends	(434)	(406)
Payments for purchase of own shares	(105)	(556)
Movement in equity shareholders’funds	5	47
Opening equity shareholders’funds	1,634	1,587
Closing equity shareholders’funds	1,639	1,634

(viii) Contingent liabilities

Imperial Tobacco Group PLC has guaranteed various borrowings and liabilities of certain UK and overseas subsidiary undertakings, including its Dutch and Irish subsidiaries. At 30 September 2007, the contingent liability totalled £5,496 million (2006: £4,205 million).

The guarantees include the Dutch subsidiaries which, in accordance with Book 2, Article 403 of The Netherlands Civil Code, do not file separate financial statements with the Chamber of Commerce. Under the same article, Imperial Tobacco Group PLC has issued declarations to assume any and all liability for any and all debts of the Dutch subsidiaries.

The guarantees also cover the Irish subsidiaries, all of which are included in the consolidated financial statements as at 30 September 2007. The Irish companies, namely John Player & Sons Limited, John Player Distributors Limited and Imperial Tobacco Mullingar have therefore availed themselves of the exemption provided by section 17 of the Irish Companies (Amendment) Act 1986 in respect of documents required to be attached to the annual returns for such companies.

(ix) Other information

Number of employees

The average number of employees during 2007 was nil (2006: nil).

Directors’ emoluments

Details of Directors’ emoluments and interests are provided within the Directors’ Remuneration Report on pages 48 to 65. These disclosures form part of the financial statements.

Shareholder Information.

Registered office
PO Box 244
Upton Road
Bristol BS99 7UJ
+44 (0)117 963 6636
Registered in England and Wales No: 3236483

Registrars
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
0870 241 3932
+44 (0)121 415 7009
(0870 600 3950 text phone for shareholders with hearing difficulties)

ADR Depositary
Shareholder Services for ADR Holders
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA
Toll-free number in the US:1-877-CITI-ADR (877-248-4237)
email: citibank@shareholders-online.com

Stockbrokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
+44 (0)20 7678 8000

Morgan Stanley & Co International Limited
20 Cabot Square
Canary Wharf
London E14 4QW
+44 (0)20 7425 8000

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
31 Great George Street
Bristol BS1 5QD

Lawyers
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Allen & Overy
One Bishop Square
London E1 6AO

Financial advisers
CitiGroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Financial Calendar and Dividends

Interim results are expected to be announced in May 2008 and the full year’s results in November 2008.

The Annual General Meeting of the Company is to be held on Tuesday, 29 January 2008 at the Bristol Marriott Hotel City Centre. The Notice of Meeting and explanatory notes about the resolutions to be proposed are set out in the circular enclosed with this report.

Dividends are generally paid in August and February. Payment of the 2007 final dividend, if approved, will be on 15 February 2008 to shareholders on the register at the close of business on 18 January 2008. The associated ex dividend date is 16 January 2008.

Shareholders who do not currently mandate their dividends and who wish to do so should complete a mandate instruction form obtainable from Equiniti, at the address shown.

Share Dealing Service

A low cost, execution-only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1 per cent with a minimum charge of £15. For details please contact Hoare Govett Limited at the address shown. This service is restricted to UK residents only and transactions are limited to €15,000 (approximately £10,000). Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Individual Savings Account (ISA)

Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA), dedicated to Imperial Tobacco Group shares operated by Lloyds TSB Bank plc. Details of the ISA can be obtained from Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, tel: 0870 242 4244.

Dividend Reinvestment Plan (DRIP)

Imperial Tobacco Group PLC has set up a dividend reinvestment plan (DRIP) to enable shareholders to use their cash dividend to buy further shares in the market. Further information can be obtained from Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, tel: 0870 241 3018.

American Depositary Receipt Facility

Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS facility is administered by Citibank N.A. and enquiries should be directed to them at the address shown.

International Direct Investment Program

Imperial Tobacco Group PLC ADSs have been included in the Citibank International Direct Investment Program which provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC ADSs.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor at 1-800-808-8010 (toll-free in the USA).

Website

Information on Imperial Tobacco Group PLC is available on our website:

www.imperial-tobacco.com.

Equiniti also offer a range of shareholder information online. You can access information on your holdings, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk.

Principal Subsidiaries.

The principal wholly owned subsidiaries of the Group, all of which are unlisted, are shown below.

Registered in England and Wales

Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the UK
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings (2007) Limited	Holding investments in subsidiary companies
Imperial Tobacco Overseas Holdings (3) Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Sinclair Collis Limited	Cigarette vending in the UK

Incorporated overseas

Name and country of incorporation	Principal activity
Commonwealth Brands Inc., United States of America	Manufacture, marketing and sale of tobacco products in the United States of America
Dunkerquoise des Blends S.A., France	Tobacco processing in France
Ets. L. Lacroix Fils N.V., Belgium	Manufacture, marketing and sale of tobacco products in Belgium
Gunnar Stenberg AS, Norway	Marketing and sale of tobacco products in Norway
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco Mullingar, Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., the Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
Imperial Tobacco Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S., France	Holding investments in subsidiary companies
Van Nelle Canada Limited, Canada	Manufacture of tubes and sale of tobacco products in Canada
Van Nelle Tabak Nederland B.V., the Netherlands	Manufacture, marketing and sale of tobacco products in the Netherlands

All of the wholly owned subsidiaries were held throughout the year except for Commonwealth Brands Inc which was acquired on 2 April 2007 (note 24) and Imperial Tobacco Overseas Holdings (3) Limited which was incorporated on 6 March 2007.

The principal partly owned subsidiaries of the Group, held throughout the year, are shown below. All are unlisted unless otherwise indicated.

Incorporated overseas

		Percentage
Name and country of incorporation	Principal activity	owned(1)
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	99.9
Imperial Tobacco Production Ukraine, Ukraine	Manufacture of cigarettes in Ukraine	99.8
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Skruf Snus AB, Sweden	Manufacture, marketing and sale of tobacco products in Sweden	43.0
Société Ivoirienne des Tabacs S.A.(2), Ivory Coast	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobačna Ljubljana d.o.o., Slovenia	Marketing and sale of tobacco products in Slovenia	76.5
Tutunski Kombinat AD, Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia	99.1

(1)          The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the Group holds a 99% interest.

(2)          Listed on the Stock Exchange of the Ivory Coast.

In addition, the Group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany	Manufacture of tubes in Germany

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings (2007) Limited, which is wholly owned by the Company, none of the shares in the subsidiaries is held by the Company. A full list of subsidiaries is attached to the Annual Return of the Company.

Index

A
Accounting Policies	71
Acquisitions	15, 108
Adjusted Measures	75
Africa	25
Altadis	6, 7, 13
American Depositary
Receipts/Shares	115
Annual General Meeting	36, 116
Asia	24
Audit Committee	43
Auditors
Remuneration	80
Report	67, 111
Australia	24

B
Balance Sheet (Parent)	112
Balance Sheet (Consolidated)	69
Belgium	22
Board Committees	38
Board of Directors	32
Borrowings and Derivative
Financial Instruments	88
Burkina Faso	25
Business Overview	IFC
Business Review	5

C
Cash and Cash Equivalents	87
Capital Expenditure	79
Cash Flows from Operating Activities	110
Cash Flow Statement	70
Cash Management	11
Caucasus	24
Chairman’s Statement	3
Changes in Equity	107
Chief Executive’s Committee	33, 40
Chief Executive’s Strategic Review	6
China	24
Commitments	109
Community Investment	29, 35
Contents	1
Corporate Governance Report	37
Corporate Responsibility	6, 28
Cost Optimisation	11
Creditor Payment Policy	35
Critical Accounting Estimates and Judgements	76
Czech Republic	24

D
Debt	14, 110
Deferred Tax	97
Directors
Biographies	32
Interests in Shares	54
Remuneration	48
Responsibilities	47
Pensions	62
Directors and Employees	81
Directors’ Report : Business Review	5
Directors’ Report : Governance	31
Disclosure Committee	46
Dividend Reinvestment Plan (DRIP)	116
Dividends	14, 83
Donations	35, 46
Duty Free	25

E
Earnings Per Share	14, 83
Employees	35, 81
Estonia	24
Excise Duty	8, 10, 12

F
Financial Calendar	116
Financial Highlights	2
Financial Review	14
Financial Statements	66
Framework Convention on Tobacco Control	9
France	22

G
Germany	19
Glossary	120
Greece	22
Group Performance	IFC, 14

H
Health, Safety and Environment	29
Hungary	24

I
Income Statement	68
Intangible Assets	84
Inventories	87
Investments in Associates	87
Ireland	22
Italy	22
Ivory Coast	24

K
Key Performance Indicators	13

L
Laos	24
Legal Proceedings	76, 109
Litigation	10, 12

M
Madagascar	25
Manufacturing	25
Master Settlement Agreement	6, 23
Middle East	25
Minority Interests	107

N
Net Debt	14, 110
Net Finance Costs	14, 81
Netherlands	22
New Zealand	24
Nominations Committee	42
Norway	24
Notes to the Financial Statements	78

O
Outlook	7, 18, 22, 23, 25

P
Pensions	46, 63, 98
Pictorial Health Warnings	10
Principal Subsidiaries	117
Productivity	25
Poland	24
Portugal	22
Property, Plant and Equipment	86
Provisions	101

R
Regional Performance	15
Registrars	115
Regulation	6, 9, 12
Remuneration Committee	41, 48
Remuneration Report	48
Report of the Directors	34
Rest of the World	24
Rest of Western Europe	22
Restructuring Costs	14, 80
Retirement Benefit Schemes	46, 98
Risk Assessment	44
Risks and Uncertainties	12
Russia	24

S
Sales Development	11
Saudi Arabia	24
Segmental Information	78
Senegal	25
Share Buybacks	15, 114
Share Capital	34, 102
Share Schemes	102
Shareholder Information	115
Slovakia	24
Slovenia	24
Smoking in Public Places	9
Spain	22
Statement of Recognised
Income and Expense	70
Strategy	11

T
Taiwan	24
Taxation	14, 82
Total Shareholder Return Index	4
Trade and Other Payables	87
Trade and Other Receivables	87
Travel Retail	22
Turkey	24

U
Ukraine	24
UAE	25
United Kingdom	18
United States	23

V
Vietnam	24

W
World Tobacco Market	8

Glossary

Adjusted earnings per share

Adjusted profit after tax attributable to the equity holders of the Company divided by the weighted average number of shares in issue during the period excluding shares held to satisfy employee share schemes and shares purchased by the Company and held as Treasury shares.

Adjusted measures

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. The term adjusted is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

Adjusted operating margin

The adjusted profit from operations divided by net revenue.

Adjusted profit from operations

Profit from operations adjusted for amortisation of acquired trademarks, restructuring costs and fair value gains and losses on derivative financial instruments used to commercially hedge investments in foreign operations.

Amortisation

A systematic charge to the income statement to write off the value of intangible assets with finite lives over their useful lives.

Cash conversion rate

Cash conversion is calculated as cash flow from operations before tax payments less net capital expenditure relating to property, plant and equipment and software as a percentage of adjusted profit from operations.

Earnings per share – basic

Profit attributable to equity holders of the Company divided by the weighted average number of shares in issue during the period excluding shares held to satisfy employee share schemes and shares purchased by the Company and held as Treasury shares.

Earnings per share – diluted

As for Basic earnings per share except that the weighted average number of shares includes the weighted average number of shares that would be issued on conversion of all the dilutive potential ordinary shares arising from rights under the employee share schemes.

Effective tax rate

The tax charge in the income statement as a percentage of profit before taxation.

Enterprise value (EV)

Market capitalisation plus net debt.

Ex dividend date

The date from which shares are traded without the right to the most recently declared dividend payment.

Framework Convention on Tobacco Control

The World Health Organisation’s Framework Convention on Tobacco Control (FCTC) is the first global tobacco treaty that seeks to regulate tobacco products.

Fine cut tobacco

Loose tobacco which is used with rolling papers or filter tubes (including make your own and roll your own).

FMC

Factory-made cigarettes.

ISO

The International Organisation for Standardisation, widely known as ISO, is an international standard-setting body comprised of representatives from various national standards organisations. It promulgates world wide industrial and commercial standards.

Market capitalisation

The market price of a share multiplied by the number of shares in issue.

Market share

Market share represents our best estimate of the volumes of our brands sold as a percentage of total market volumes during the reporting period. We use latest monthly data only where the share or the average would be misleading – for example if market entry or a significant product launch has taken place part way through the reporting period. All market shares are Imperial Tobacco best estimates based on the most appropriate independent market volume data available.

MYO

Make your own: tobacco which is made into a cigarette using a tube machine and filter tubes.

Net Revenue

Net revenue comprises revenue less duty and similar items. Revenue is as described under Accounting Policies. Duty and similar items includes tobacco duty and other governmental levies which have characteristics similar to duty, such as those due in the United States under the Master Settlement Agreement and Fair and Equitable Tobacco Reform Act.

OTP

Other tobacco products – fine cut tobacco, cigars, pipe tobacco, snuff and snus.

Private label

An exclusive retailer or distributor brand usually in the low-price segment.

Productivity

Productivity is measured as factory output divided by paid hours.

RYO

Roll your own: tobacco which is used with rolling papers to hand make cigarettes.

Singles Make Your Own

Pre-rolled cartridges of tobacco that are inserted into separately sold cigarette paper tubes with filters using a special device resembling a pen.

Snus

Snus is a moist oral tobacco product. It is manufactured and consumed primarily in Sweden and Norway

Total shareholder return

The total investment gain to shareholders, resulting from the movement in the share price and assuming dividends are immediately reinvested in shares.

Travel Retail

Products made available in a market principally for travelling consumers.

Volumes

Our volume KPI represents the number of units sold in the period

Weighted average cost of capital

The weighted average of the costs of various types of capital that finance a company or a project. Capital would generally include a mix of debt and equity.

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Registered Office

Imperial Tobacco Group PLC

PO Box 244

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UK

www.imperial-tobacco.com

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